Exhibit 10.1

Execution Copy

FIRST LIEN CREDIT AGREEMENT

dated as of

October 4, 2011

among

BULLDOG ACQUISITION SUB, INC.

(to be merged with and into BLACKBOARD INC.),

as the Borrower,

The LENDERS party hereto

and

BANK OF AMERICA, N.A.,

as Administrative Agent and Collateral Agent

BANK OF AMERICA, N.A.,

DEUTSCHE BANK SECURITIES INC.

and

MORGAN STANLEY SENIOR FUNDING, INC.,

as Joint Lead Arrangers and Joint Bookrunners,

DEUTSCHE BANK SECURITIES INC.,

as Syndication Agent,

and

MORGAN STANLEY SENIOR FUNDING, INC.,

as Documentation Agent

i

SCHEDULES

Schedule 1.01(a)	–	Guarantors
Schedule 1.01(b)	–	Immaterial Subsidiaries
Schedule 2.01	–	Lenders and Commitments
Schedule 3.08	–	Subsidiaries
Schedule 3.14	–	Employee Benefit Plans
Schedule 5.12	–	Post-Closing Matters
Schedule 6.01	–	Existing Indebtedness
Schedule 6.02	–	Existing Liens
Schedule 6.06	–	Certain Transactions with Affiliates

EXHIBITS

Exhibit A	–	Form of Administrative Questionnaire
Exhibit B	–	Form of Assignment and Acceptance
Exhibit C	–	Form of Borrowing Request
Exhibit D	–	Form of Guarantee and Collateral Agreement
Exhibit E	–	[Reserved]
Exhibit F-1	–	Form of Trademark Security Agreement
Exhibit F-2	–	Form of Patent Security Agreement
Exhibit F-3	–	Form of Copyright Security Agreement
Exhibit G	–	Form of Intercreditor Agreement
Exhibit H	–	Form of Affiliated Lender/Purchasing Borrower Party Assignment Agreement
Exhibit I	–	Form of Conversion/Continuation Notice
Exhibit J	–	Form of Solvency Certificate
Exhibit K	–	Form of Legal Opinion of Weil, Gotshal & Manges LLP, special counsel for the Loan Parties

v

FIRST LIEN CREDIT AGREEMENT, dated as of October 4, 2011 (this “Agreement”), among BULLDOG ACQUISITION SUB, INC., a Delaware corporation (to be merged with and into BLACKBOARD INC., a Delaware corporation (the “Company”)), the Lenders (as defined herein) and BANK OF AMERICA, N.A., as Administrative Agent and Collateral Agent (in each case, as defined herein).

RECITALS

A. The Sponsor intends to acquire (the “Acquisition”) all of the equity interests of the Company pursuant to the Acquisition Agreement, pursuant to which (i) Acquisition Corp. will merge with and into the Company, with the Company the surviving Person and (ii) the Company will become a direct wholly-owned subsidiary of Holdings.

B. In connection with the Acquisition, the Borrower desires that all Existing Debt will be repaid, redeemed, defeased or otherwise discharged (or irrevocable notice for the redemption thereof will be given), except for certain Acquired Indebtedness.

C. In order to finance the Transactions, and to provide for the working capital needs and general corporate requirements of the Borrower and its subsidiaries after giving effect to the Acquisition, the Borrower has requested that (i) the Lenders extend credit in the form of (a) Term Loans in an aggregate principal amount of $780,000,000 and (b) Revolving Loans at any time from time to time prior to the Revolving Credit Maturity Date in an aggregate principal amount at any time outstanding not in excess of $100,000,000, of which no more than $10,000,000 plus the amount (if any) necessary to fund OID or upfront or similar fees in connection with any of the Credit Facilities and the Second Lien Facility may be drawn on the Closing Date, and (ii) the Issuing Banks issue stand-by letters of credit in an aggregate face amount at any time outstanding not in excess of $20,000,000. Under the Second Lien Credit Agreement, the Borrower has further asked certain entities to lend term loans in an aggregate principal amount of $350,000,000.

D. In connection with the Acquisition but exclusive of the Edline Acquisition and any funding under the Edline Commitment, one or more Affiliates of, or funds managed or advised by, the Sponsor and/or any of its Affiliates and one or more other coinvestors (collectively, the “Equity Investors”) will contribute to Holdings on the Closing Date an aggregate amount equal to, when combined with the equity of management and existing shareholders of the Company (which management and shareholder contribution may not exceed more than 4% of the pro forma total capitalization of the Borrower) rolled over or invested in connection with the Transactions (as defined below), at least 40% of the pro forma total capitalization of the Borrower after giving effect to the Transactions (collectively, the “Equity Contribution”).

E. The Lenders are willing to extend credit to the Borrower and the Issuing Banks are willing to issue letters of credit for the account of the Borrower on the terms and subject to the conditions set forth herein. Accordingly, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

“Acquired Indebtedness” shall mean, with respect to any specified Person,

(a) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(b) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” shall have the meaning assigned to such term in the recitals.

“Acquisition Agreement” shall mean the Plan of Merger (together with all exhibits, schedules and other disclosure letters thereto) dated as of June 30, 2011 among Holdings, Acquisition Corp. and the Borrower.

“Acquisition Corp.” shall mean Bulldog Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings.

“Additional Lender” means, at any time, any bank, other financial institution or institutional investor that, in any case, is not an existing Lender and that agrees to provide any portion of any (a) Credit Increase in accordance with Section 2.24 or (b) Credit Agreement Refinancing Indebtedness pursuant to a Refinancing Amendment in accordance with Section 2.29;

“Additional Pari Passu Notes” shall have the meaning assigned to such term in Section 2.24(c).

“Adjusted Eurodollar Rate” shall mean, with respect to any Eurodollar Loan for any Interest Period, an interest rate per annum equal to the product of (i) the Eurodollar Rate in effect for such Interest Period and such Loan and (ii) Statutory Reserves; provided, however that the Adjusted Eurodollar Rate applicable for Term Loans shall not be less than 1.50%.

“Administration Fee” shall have the meaning assigned to such term in Section 2.05(b).

“Administrative Agent” shall mean Bank of America, N.A., in its capacity as administrative agent for the Lenders, and shall include any successor administrative agent appointed pursuant to Article 8.

“Administrative Questionnaire” shall mean an Administrative Questionnaire in the form of Exhibit A, or such other form as may be supplied from time to time by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with the Person specified; provided, however, that no Lender or any Agent (nor any of their respective Affiliates) shall be deemed to be an Affiliate of the Borrower or any of its subsidiaries by virtue of its capacity as a Lender or Agent hereunder.

“Affiliated Lender” shall mean a Lender that is a Sponsor or an Affiliate of a Sponsor (excluding, Holdings and any Loan Party, but including any Investment Fund).

“Affiliated Lender Assignment Agreement” shall have the meaning assigned to such term in Section 9.04(l).

“Agent Parties” shall have the meaning assigned to such term in Section 9.01.

“Agents” shall mean, collectively, the Administrative Agent and the Collateral Agent.

“Aggregate Revolving Credit Exposure” shall mean, at any time, the aggregate amount of the Lenders’ Revolving Credit Exposures at such time.

“Agreement” shall have the meaning assigned to such term in the preamble.

“Applicable Percentage” shall mean, for any day, (a) with respect to Term Loans, (i) for Eurodollar Term Loans, 6.00% per annum and (ii) for Base Rate Term Loans, 5.00% per annum, (b) with respect to any Swingline Loan, the applicable percentage per annum set forth below under the caption “Base Rate Revolving Spread” (based upon the Consolidated Secured Debt Ratio as of the relevant date of determination), (c) with respect to any Eurodollar Revolving Loan or Base Rate Revolving Loan, the applicable percentage per annum set forth below under the caption “Eurodollar Revolving Spread” or “Base Rate Revolving Spread” (based upon the Consolidated Secured Debt Ratio as of the relevant date of determination) and (d) with respect to the Commitment Fee, 0.50% per annum:

Consolidated Secured Debt Leverage Ratio	Eurodollar Revolving Spread	Base Rate Revolving Spread
Category 1 Greater than 5.00:1.00	5.75%	4.75%
Category 2 Less than or equal to 5.00:1.00 but greater than 4.00:1.00	5.50%	4.50%
Category 3 Less than or equal to 4.00:1.00	5.25%	4.25%

In respect of clauses (b) and (c) of this definition, each change in the Applicable Percentage resulting from a change in the Consolidated Secured Debt Ratio shall be effective on and after the date of delivery to the Administrative Agent of the Section 5.04 Financials and a Pricing Certificate indicating such change until and including the date immediately preceding the next date of delivery of such financial statements and the related Pricing Certificate indicating another such change. Notwithstanding the foregoing, from the Closing Date until the date on which the Borrower shall have delivered the Section 5.04 Financials and the related Pricing Certificate covering a period that includes the first fiscal quarter of the Borrower ended after the Closing Date, the Consolidated Secured Debt Ratio shall be deemed to be in Category 1 for purposes of determining the Applicable Percentage. In addition, at the option of the Administrative Agent and the Required Revolving Lenders, at any time during which the Borrower has failed to deliver the Section 5.04 Financials or the related Pricing Certificate by the date required thereunder, then the Consolidated Secured Debt Ratio shall be deemed to be in the then-existing Category for the purposes of determining the Applicable Percentage (but only for so long as such failure continues, after which the Category shall be otherwise as determined as set forth above).

“Arrangers” shall mean Bank of America, N.A., Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., in their capacity as joint lead arrangers and joint bookrunners for the Credit Facilities.

“Asset Sale” shall mean:

(a) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Borrower or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(b) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions;

in each case, other than:

(i) any disposition of cash or Cash Equivalents;

(ii) any disposition of obsolete or worn out property or property no longer used or useful in the business of the Borrower and its Restricted Subsidiaries taken as a whole, whether now owned or hereafter acquired, in the ordinary course of business;

(iii) any disposition of inventory or goods held for sale in the ordinary course of business;

(iv) the disposition of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries in a manner permitted pursuant to the provisions described under Section 6.04 or any disposition that constitutes a Change of Control;

(v) the making of any Permitted Investment or Restricted Payment that is permitted to be made under Section 6.03;

(vi) any disposition of assets or issuance or sale of Equity Interests of a Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value not to exceed $35,000,000 for all such transactions after the date hereof;

(vii) any disposition of property or assets or issuance of securities (A) by a Restricted Subsidiary of the Borrower to the Borrower or (B) by the Borrower or a Restricted Subsidiary of the Borrower to another Restricted Subsidiary of the Borrower; provided that in the case of any event described in clause (B) where the transferee or purchaser is not a Guarantor, then at the option of the Borrower, either (1) such disposition shall constitute an Asset Sale for purposes of this Agreement or (2) the Net Cash Proceeds thereof, when aggregated with the amount of Permitted Investments made pursuant to clauses (a), (c) and (l) of the definition thereof, shall not exceed the dollar amount set forth in the final proviso of such definition;

(viii) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(ix) the sale, lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(x) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(xi) foreclosures on assets;

(xii) any financing transaction with respect to property built or acquired by the Borrower or any Restricted Subsidiary after the Closing Date, including Sale and Lease-Back Transactions and asset securitizations permitted under this Agreement;

(xiii) sales of accounts receivable in connection with the collection or compromise thereof;

(xiv) transfers of property subject to casualty or condemnation proceedings (including in lieu thereof) upon the receipt of the net cash proceeds therefor; provided such transfer shall constitute a Property Loss Event;

(xv) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Borrower or a Restricted Subsidiary are not material to the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole; and

(xvi) voluntary terminations of Hedging Obligations.

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an assignee, and accepted by the Administrative Agent and, to the extent required by Section 9.04(b), consented to by the Borrower, substantially in the form of Exhibit B or such other form as shall be reasonably approved by the Administrative Agent.

“Auto Extension Letter of Credit” shall have the meaning assigned to such term in Section 2.23(c).

“Bank Products Creditor” shall mean “Bank Products Creditor” as defined in the Guarantee and Collateral Agreement.

“Bank Products Obligations” shall mean all “Bank Products Obligations” as defined in the Guarantee and Collateral Agreement.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate”, and (c) the Adjusted Eurodollar Rate for an Interest Period of one month determined on such day in accordance with the terms hereof (including, if the Base Rate is being determined for a Term Loan, pursuant to the final proviso to the definition of “Adjusted Eurodollar Rate”) plus 1.00%. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means, prior to the Acquisition, Acquisition Corp., and from and after the Acquisition, the Company.

“Borrower Materials” shall have the meaning assigned to such term in Section 9.01.

“Borrowing” shall mean (a) Loans of the same Class and Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect, or (b) a Swingline Loan.

“Borrowing Request” shall mean a request by the Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C, or such other form as shall be approved by the Administrative Agent.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banks in New York City are generally authorized or required by law to close; provided, however, that when used in connection with a Eurodollar Loan (including with respect to all notices and determinations in connection therewith and any payments of principal, interest or other amounts thereon), the term “Business Day” shall also exclude any day on which banks are generally not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” shall mean, as to any Person for any period, the additions to property, plant and equipment and other capital expenditures of such Person and its subsidiaries that are (or should be) set forth in a consolidated statement of cash flows of the such Person.

“Capital Stock” shall mean:

(a) in the case of a corporation, corporate stock;

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligations” shall mean, as to any Person, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet of such Person in accordance with GAAP; provided that, notwithstanding the foregoing, in no event will any lease that would have been categorized as an operating lease as determined in accordance with GAAP in effect as of the Closing Date be considered a capital lease. For the avoidance of doubt, the classification of future lease arrangements will be made based on GAAP as of the date of Closing Date and not GAAP in effect at any future date subsequent to Closing Date.

“Capitalized Software Expenditures” shall mean, as to any Person, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its subsidiaries that are Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such subsidiaries.

“Cash Equivalents” shall mean:

(a) dollars;

(b) euro, any national currency of any participating member state of the EMU or, in the case of the Borrower or a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(c) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(d) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any U.S. commercial bank having capital and surplus of not less than $250,000,000 or any foreign commercial bank which is organized and existing under the laws of a country which is a member of the Organization for Economic Cooperation and Development having capital and surplus of not less than $100,000,000 (or the U.S. dollar equivalent as of the date of determination);

(e) repurchase obligations for underlying securities of the types described in clauses (c) and (d) entered into with any financial institution meeting the qualifications specified in clause (d) above;

(f) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(g) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(h) investment funds investing 95% of their assets in securities of the types described in clauses (a) through (g) above;

(i) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(j) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(k) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s;

(l) institutional money market funds registered under the Investment Company Act of 1940; and

(m) in the case of any Foreign Subsidiaries, investments equivalent to those referred to in clauses (c) through (l) above denominated in foreign currencies customarily used by persons for cash management purposes in any jurisdiction outside of the United States.

“Change in Law” shall mean (a) the adoption of any law, rule or regulation after the date of this Agreement or, in the case of an assignee, an adoption after the date such Person became a party to this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or, in the case of an assignee, a change after the date such Person became a party to this Agreement, or (c) compliance by any Lender or the Issuing Bank (or, for purposes of Section 2.14, by any lending office of such Lender or by such Lender’s or Issuing Bank’s holding company, if any) with any request, guideline or directive of any Governmental Authority made or issued after the date the relevant Lender or Issuing Bank becomes a party to this Agreement; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

A “Change of Control” shall be deemed to have occurred if:

(a) the Permitted Investors cease to have the power, directly or indirectly, to vote or direct the voting of Equity Interests of the Borrower representing a majority of the ordinary voting power for the election of directors (or equivalent governing body) of the Borrower; provided that the occurrence of the foregoing event shall not be deemed a Change of Control if,

(i) at any time prior to the consummation of a Qualified Public Offering, and for any reason whatsoever, (A) the Permitted Investors otherwise have the right, directly or indirectly, to designate (and do so designate) a majority of the board of directors of the Borrower or (B) the Permitted Investors own, directly or indirectly, of record and beneficially an amount of Equity Interests of the Borrower having ordinary voting power that is equal to or more than 50% of the amount of Equity Interests of the Borrower having ordinary voting power owned, directly or indirectly, by the Permitted Investors of record and beneficially as of the Closing Date (determined by taking into account any stock splits, stock dividends or other events subsequent to the Closing Date that changed the amount of Equity Interests, but not the percentage of Equity Interests, held by the Permitted Investors) and such ownership by the Permitted Investors represents the largest single block of Equity Interests of the Borrower having ordinary voting power held by any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 as in effect on the date hereof, or

(ii) at any time after the consummation of a Qualified Public Offering, and for any reason whatsoever, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 as in

effect on the date hereof, but excluding any employee benefit plan of such Person and its subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), excluding the Permitted Investors, shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under such Act), directly or indirectly, of more than the greater of (A) 35% of outstanding Equity Interests of the Borrower having ordinary voting power and (B) the percentage of the then outstanding Equity Interests of the Borrower having ordinary voting power owned, directly or indirectly, beneficially and of record by the Permitted Investors; or

(b) at any time, Holdings shall directly own, beneficially and of record, less than 100% of the issued and outstanding Equity Interests of the Borrower.

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Term Loans, Swingline Loans, Incremental Term Loans, Other Term Loans or Other Revolving Loans, and, when used in reference to any Commitment, refers to whether such Commitment is a Revolving Credit Commitment, Term Loan Commitment, Swingline Commitment, Revolving Commitment Increase, Other Term Commitment or Other Revolving Credit Commitment.

“Closing Date” shall mean October 4, 2011.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any legislation successor thereto.

“Collateral” shall mean all property and assets of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

“Collateral Agent” shall mean Bank of America, N.A., in its capacity as collateral agent for the Secured Parties, and shall include any successor collateral agent appointed pursuant to Article 8.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.05(a).

“Commitments” shall mean the Revolving Credit Commitments, Term Loan Commitments, Swingline Commitment, Other Revolving Credit Commitments, Other Term Commitments and any commitments in respect of any Credit Increases.

“Company” shall have the meaning assigned to such term in the preamble.

“Company Material Adverse Effect” shall mean any change, effect, event or occurrence that (i) is, or would reasonably be expected to be, materially adverse to the business, operations or financial condition of the Company (as defined in the Acquisition Agreement) and its Subsidiaries (as defined in the Acquisition Agreement), taken as a whole, or (ii) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the Acquisition Agreement; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Company Material Adverse Effect: (a) any adverse effect (including any loss of employees, any cancellation of or delay in customer orders and any litigation) arising directly or indirectly from or otherwise relating directly or indirectly to (i) general economic, business, political, financial or market conditions, (ii) any facts, circumstances or conditions generally affecting any of the principal industries or industry sectors in which the Company or any Subsidiary of the Company operates, (iii) fluctuations in the value of any currency, (iv) any act of terrorism, war, calamity, act of God or other similar event, occurrence or circumstance, (v) the announcement of the Acquisition Agreement, the Merger (as defined in the Acquisition Agreement) or any of the other transactions contemplated by the Acquisition Agreement, (vi) any action or inaction by the Company or any Subsidiary of the Company taken or omitted to be taken at Parent’s (as defined in the Acquisition Agreement) request, (vii) compliance by the Company with the terms of the Acquisition Agreement, (viii) any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement (as defined in the Acquisition Agreement), (ix) any change in, or any compliance with or action taken for the purpose of complying with any change in, GAAP (as defined in the Acquisition Agreement) or the interpretation or application thereof, or (x) Parent’s actions or inactions with respect to any agreement, contract or course of dealing with the Company, except in the cases of clauses “(i),” “(ii),” and “(iv)” to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with all other participants in the principal industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be a Company Material Adverse Effect); provided, that with respect to clause “(vi)”, any such action or inaction shall be taken or not taken (as applicable) with the consent of the Arrangers; (b) any failure of the Company to meet internal or analysts’ expectations or projections (it being understood that the underlying causes of any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (c) any decline in the Company’s stock price (it being understood that the underlying causes of any such decline may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Confidential Information Memorandum” shall mean the Confidential Information Memorandum dated September 2011, relating to the syndication of the Credit Facilities.

“Consolidated” or “consolidated” with respect to any Person, unless otherwise specifically indicated, refers to such Person consolidated with the Borrower and its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Consolidated Depreciation and Amortization Expense” shall mean, with respect to any Person, for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and Capitalized Software

Expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated First Lien Debt” shall mean, at any time, the aggregate outstanding principal amount on such date of (x) Loans (including any Loans in connection with any Credit Increase) and L/C Disbursements that have not yet been reimbursed, (y) Additional Pari Passu Notes (whether secured or unsecured) and (z) without duplication, any Credit Agreement Refinancing Indebtedness and any other Indebtedness, in each case, secured by a Lien pari passu with the Loans.

“Consolidated First Lien Leverage Ratio” shall mean, as of the date of determination, the ratio of (a) (i) the Consolidated First Lien Debt of the Borrower and its Restricted Subsidiaries on such date minus (ii) the lesser of (A) the amount of unrestricted cash and Cash Equivalents (and cash and Cash Equivalents restricted in favor of the Administrative Agent and the Second Lien Administrative Agent), excluding cash in the form of any Excluded Contribution, held by the Borrower and its Restricted Subsidiaries on such date and (B) the greater of (x) $150,000,000 and (y) an amount equal to 50% of EBITDA of the Borrower and its Restricted Subsidiaries for the four fiscal quarter period described in clause (b) hereof to (b) EBITDA of the Borrower and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which financial statements have been delivered (or required to have been delivered) pursuant to Section 5.04 or, prior to the delivery or required delivery of the first such financial statements, referred to in Section 3.05(b).

“Consolidated Indebtedness” shall mean, at any time with respect to any Person and its Restricted Subsidiaries, the total Indebtedness of such Person and its Restricted Subsidiaries in respect of borrowed money, Capitalized Lease Obligations and purchase money Indebtedness determined on a consolidated basis, plus the greater of the aggregate liquidation value and maximum fixed repurchase price without regard to any change of control or redemption premiums of all Disqualified Stock of such Person and its Restricted Subsidiaries and all Preferred Stock of its Restricted Subsidiaries that are not Guarantors, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” shall mean, with respect to any Person for any period, without duplication, the sum of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (iii) non-cash interest expense (but excluding any non-cash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (iv) the interest component of Capitalized Lease Obligations, and (v) any net expense pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (y) any expensing of bridge, commitment and other financing fees; plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” shall mean, as of the date of determination, the ratio of (a) (i) the Consolidated Indebtedness of the Borrower and its Restricted Subsidiaries on such date minus (ii) the lesser of (A) the amount of unrestricted cash and Cash Equivalents (and cash and Cash Equivalents restricted in favor of the Administrative Agent and the Second Lien Administrative Agent), excluding cash in the form of any Excluded Contribution, held by the Borrower and its Restricted Subsidiaries on such date and (B) the greater of (x) $150,000,000 and (y) an amount equal to 50% of EBITDA of the Borrower and its Restricted Subsidiaries for the four fiscal quarter period described in clause (b) hereof to (b) EBITDA of the Borrower and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which financial statements have been delivered (or required to have been delivered) pursuant to Section 5.04 or, prior to the delivery or required delivery of the first such financial statements, referred to in Section 3.05(b).

“Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that (without duplication),

(a) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transactions), severance expense, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(b) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(c) any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(d) any after-tax effect of gains or losses (including all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Borrower,

(e) the Net Income for such period of any Person that is (i) not a Subsidiary, (ii) an Unrestricted Subsidiary or (iii) accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Subsidiary thereof that is the Borrower or a Restricted Subsidiary in respect of such period,

(f) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(g) any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(h) any non-cash compensation expense recorded in respect of stock appreciation or similar rights, stock options, restricted stock, profits interest or other rights shall be excluded (but any cash payments related to any such non-cash compensation expense that was excluded in such period or any prior period shall be deducted in determining Consolidated Net Income in the period in which such payments are made);

(i) any fees, commissions and expenses incurred during such period, or any amortization thereof for such period, in connection with the Transactions and any acquisition, Investment, Restricted Payment, Asset Sale, disposition referred to in clauses (b) (iv), (vi), (viii), or (xii) of the definition of “Asset Sale”, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded; and

(j) any Restricted Payments made pursuant to Section 6.03(b)(xii) shall be deducted to the extent not otherwise deducted in determining Consolidated Net Income.

Notwithstanding the foregoing, for the purpose of Section 6.03 only (other than paragraph (d) of the definition of Restricted Payment Available Amount), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Borrower and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Borrower and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Borrower or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under paragraph (d) of the definition of Restricted Payment Available Amount.

“Consolidated Secured Debt Ratio” shall mean, as of the date of determination, the ratio of (a) (i) the sum of Consolidated First Lien Debt and all other Consolidated Indebtedness of the Borrower and its Restricted Subsidiaries on such date that is secured by a Lien (including without limitation the Second Lien Loans and any Second Lien

Additional Pari Passu Notes) minus (ii) the lesser of (A) the amount of unrestricted cash and Cash Equivalents (and cash and Cash Equivalents restricted in favor of the Administrative Agent and the Second Lien Administrative Agent), excluding cash in the form of any Excluded Contribution, held by the Borrower and its Restricted Subsidiaries at such time and (B) the greater of (x) $150,000,000 and (y) an amount equal to 50% of EBITDA of the Borrower and its Restricted Subsidiaries for the four fiscal quarter period described in clause (b) hereof to (b) EBITDA of the Borrower and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which financial statements have been delivered (or required to have been delivered) pursuant to Section 5.04 or, prior to the delivery or required delivery of the first such financial statements, referred to in Section 3.05(b).

“Contingent Obligations” shall mean, with respect to any Person, any obligation of such Person guaranteeing or having the economic effect of guaranteeing any leases, dividends or other obligations that, in each case, do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(a) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b) to advance or supply funds (i) for the purchase of payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primarily obligor to make payment of such primary obligation against loss in respect thereof.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.

“Conversion/Continuation Notice” shall mean a notice substantially in the form of Exhibit I, or such other form as shall be approved by the Administrative Agent.

“Credit Agreement Refinancing Indebtedness” shall mean (a) Permitted Secured Refinancing Debt, (b) Permitted Unsecured Refinancing Debt or (c) Indebtedness incurred pursuant to a Refinancing Amendment, Other Revolving Credit Commitments or Other Term Commitments, in each case, issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, refund, renew, replace or refinance, in whole or part, existing Term Loans, existing Revolving Loans or existing Revolving Credit Commitments, (including any successive Credit Agreement Refinancing Indebtedness) (“Refinanced Debt”); provided that (i) such extending, renewing or refinancing Indebtedness (including, if such Indebtedness includes any Other Revolving Credit Commitments or any revolving credit commitments incurred outside the Loan Documents (“Non-Loan

Document Revolving Credit Commitments”), the unused portion of such Other Revolving Credit Commitments or Non-Loan Document Revolving Credit Commitments) is in an original aggregate principal amount (or accreted value, if applicable) not greater than the aggregate principal amount (or accreted value, if applicable) of the Refinanced Debt (and, in the case of Refinanced Debt consisting in whole or in part of unused Revolving Credit Commitments (including unused Other Revolving Credit Commitments), the amount thereof) except by an amount equal to unpaid accrued interest and premium thereon and fees and expenses (including upfront fees and OID) in connection with such exchange, modification, refinancing, refunding, renewal or replacement, (ii) such Indebtedness has a maturity that is not prior to, and, except in the case of Refinanced Debt that consists of Revolving Credit Commitments (including Other Revolving Credit Commitments), a Weighted Average Life to Maturity equal to or greater than, the remaining Weighted Average Life to Maturity of the Refinanced Debt, (iii) such Indebtedness shall have pricing, fees (including upfront fees and OID), optional prepayment, redemption premiums and subordination terms as determined by the Borrower and the investors providing such Indebtedness, (iv) the terms and conditions of such Indebtedness (except as otherwise provided in clauses (ii) and (iii) above) are (taken as a whole) no more favorable to the lenders or holders providing such Indebtedness, than those applicable to the Refinanced Debt (except for covenants or other provisions applicable only to periods after the then Latest Maturity Date) and (v) such Refinanced Debt shall be repaid, defeased or satisfied and discharged, and all accrued interest, fees and premiums (if any) in connection therewith shall be paid, with 100% of the Net Cash Proceeds of the applicable Credit Agreement Refinancing Indebtedness, on the date such Credit Agreement Refinancing Indebtedness is issued, incurred or obtained; provided, that to the extent that such Refinanced Debt consists, in whole or in part, of Revolving Credit Commitments (including Other Revolving Credit Commitments) or Revolving Loans or Swingline Loans incurred pursuant to any Revolving Credit Commitments (including Other Revolving Credit Commitments), such Revolving Credit Commitments being refinanced by the applicable Credit Agreement Refinancing Indebtedness shall be terminated, and all accrued fees in connection therewith shall be paid, on the date such Credit Agreement Refinancing Indebtedness is issued, incurred or obtained.

“Credit Event” shall have the meaning assigned to such term in Section 4.01.

“Credit Facilities” shall mean the revolving credit, swingline and letter of credit facilities provided hereunder, and the term loan facilities contemplated by Section 2.01(a) and Section 2.24, if any.

“Credit Increase” shall have the meaning assigned to such term in Section 2.24(a).

“Current Assets” shall mean, at any time, the consolidated current assets (other than unrestricted cash and Cash Equivalents) of the Borrower and its Restricted Subsidiaries that would, in accordance with GAAP, be classified on a consolidated balance sheet of the Borrower and its Restricted Subsidiaries as current assets at such date of determination, other than amounts related to current or deferred Taxes based on income or profits, assets held for sale, loans (permitted) to third parties, pension assets, deferred bank fees and derivative financial instruments.

“Current Liabilities” shall mean, at any time, the consolidated current liabilities of the Borrower and its Restricted Subsidiaries at such time, but excluding, without duplication, (a) the current portion of any long-term Indebtedness, (b) outstanding Revolving Loans, L/C Exposure and Swingline Loans, (c) accruals of consolidated interest expense (excluding consolidated interest expense that is due and unpaid), (d) accruals for current or deferred Taxes based on income or profits, (e) accruals of any costs or expenses related to restructuring reserves to the extent permitted to be included in the calculation of EBITDA pursuant to clause (a)(vi) thereof, (f) pension liabilities and (g) derivative financial instruments.

“Debtor Relief Laws” shall mean the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” shall mean any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean, subject to Section 2.25(b), any Lender that (a) has failed to perform any of its funding obligations hereunder, including in respect of its Loans or participations in respect of Letters of Credit or Swingline Loans, within three (3) Business Days of the date required to be funded by it hereunder, unless such obligation is the subject of a good faith dispute, (b) has notified the Borrower, the Administrative Agent or any Lender that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (c) has failed, within three (3) Business Days after request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations, or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority.

“Deferred Revenue Adjustment” shall mean, for any period, the amount (which may be a negative number) by which the current and long-term portions of deferred revenue of the Borrower and its Restricted Subsidiaries as of the end of such period exceeds (or is less than) such deferred revenue of the Borrower and its Restricted Subsidiaries as of the beginning of such period, in each case as reflected on the consolidated cash flow statement of the Borrower; provided that the Deferred Revenue Adjustment for the fiscal quarter ended September 30, 2011 shall be such amount as reflected on the consolidated cash flow statement of the Borrower increased by $33,000,000.

“Designated Non-Cash Consideration” shall mean the fair market value of non-cash consideration received by the Borrower or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by a Responsible Officer of the Borrower, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration.

“Designated Preferred Stock” shall mean Preferred Stock of the Borrower, a Restricted Subsidiary or any direct or indirect parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to the Borrower or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Borrower or its subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by a Responsible Officer of the Borrower, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in the definition of Restricted Payment Available Amount.

“Disqualified Institutions” shall mean (i) those institutions set forth on the list from the Borrower dated September 19, 2011 and delivered to each of the Arrangers (as modified by a subsequent list so delivered and dated October 3, 2011 deleting certain institutions therefrom) and (ii) any Person who is a competitor of the Borrower and its subsidiaries identified in writing by the Borrower from time to time and posted to all Lenders.

“Disqualified Stock” shall mean, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock which is not Disqualified Stock) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (in each case, other than solely as a result of a change of control or asset sale, so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale shall be subject to the occurrence of the Termination Date or such repurchase or redemption is otherwise permitted by this Agreement (including as a result of a waiver or amendment hereunder)), in whole or in part, in each case prior to the date 91 days after the Term Loan Maturity Date; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Borrower or its subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased in order to satisfy applicable statutory or regulatory obligations.

“dollars” or “$” shall mean lawful money of the United States of America.

“Domestic Subsidiaries” shall mean all subsidiaries incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia.

“EBITDA” shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period,

(a) increased (without duplication and only to the extent deducted (and not added back) in computing Consolidated Net Income or Net Income (other than sub-clauses (vi), (xii), (xv) and (xvii) hereof) by:

(i) provision for taxes based on income or profits or capital, including, without limitation, state, local, foreign, provincial, franchise, excise and similar taxes, foreign withholding taxes and foreign unreimbursed value added taxes of such Person and such Restricted Subsidiaries paid or accrued during such period including any penalties and interest relating to any tax examinations; plus

(ii) Fixed Charges of such Person and such Restricted Subsidiaries for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) fees payable in respect of letters of credit and (z) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges); plus

(iii) Consolidated Depreciation and Amortization Expense of such Person and such Restricted Subsidiaries for such period; plus

(iv) any expenses or charges related to any (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (y) any expensing of bridge, commitment and other financing fees; plus

(v) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, Restricted Payment, acquisition, disposition, recapitalization or the incurrence or repayment of Indebtedness permitted under this Agreement (including a refinancing thereof), or collection from insurers with respect to liability or casualty events or business interruption (whether or not successful), including (x) such fees, expenses or charges related to the Credit Facilities and the Second Lien Facility and (y) any amendment or other modification of the Credit Facilities or the Second Lien Facility; plus

(vi) the amount of any transition or integration expense and restructuring charge or reserve, including any restructuring costs, severance costs, costs related to the opening, closure, relocation, and/or consolidation of facilities, retention charges, systems establishment costs, conversion costs, excess pension charges, curtailments and modifications to pension and post-retirement employee benefit plan costs or charges, contract termination costs and future lease commitments, expenses attributable to the implementation of cost savings initiatives and professional and consulting fees incurred in connection with any of the foregoing; provided that the aggregate amount included in EBITDA pursuant to this clause (vi) shall not exceed, (x) for any period of four consecutive fiscal quarters ending prior to the third anniversary of the Closing Date, 15% of aggregate EBITDA for such four consecutive fiscal quarter period and (y) for any period of four consecutive fiscal quarters ending on or after the third anniversary of the Closing Date, 10% of aggregate EBITDA for such four fiscal quarter period (in any case, such percentage calculated before giving effect to any adjustment pursuant to this clause (vi) or clause (b) below); plus

(vii) any other non-cash charges, including any write offs or write downs, for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(viii) the amount of any minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary; plus

(ix) the amount of Management Fees and transaction and advisory fees and expenses relating to such period and payable to the Sponsor to the extent otherwise permitted under Section 6.06; plus

(x) any costs or expense by such Person or any such subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Equity Interest of the Borrower (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in the definition of Restricted Payment Available Amount; plus

(xi) cash fees and expenses incurred in connection with the Transactions; plus

(xii) any Deferred Revenue Adjustment for any such period (but without duplication of any acquisition accounting adjustment or the effect thereof pursuant to clause (xvii) below); plus

(xiii) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty event or business interruption; plus

(xiv) to the extent actually reimbursed, expenses incurred to the extent covered by indemnification provisions in any agreement in connection with any acquisition, Investment, Restricted Payment, Asset Sale or disposition referred to in clauses (b) (iv), (vi), (viii) or (xii) of the definition of “Asset Sale” (in each case, including any such transaction consummated prior to the Closing Date); plus

(xv) any cost savings related to operating as a public company in an amount under this clause (xv) not to exceed $2,300,000; plus

(xvi) the amount of any payments made pursuant to Section 6.03(b)(iv) and Section 6.03(b)(xv); plus

(xvii) effects of adjustments arising from the application of the acquisition method of accounting (Accounting Standards Codification 805 – Business Combinations) (including the effects of such adjustments pushed down to such Person and such Subsidiaries) required or permitted by GAAP, resulting from the application of acquisition accounting in relation to any consummated acquisition, inclusive of the Acquisition, including, but not limited to, the effects of any adjustments to inventory, property, plant and equipment, intangible assets, fair value of leased property, deferred revenue, deferred rent, and any other non-cash charges, or the amortization or write-off of any amounts thereof, shall be excluded; plus

(b) increased (without duplication) by the amount of “run rate” cost savings projected by the Borrower in good faith to be realized as a result of (i) specified actions in connection with the Transactions or any other acquisition, which specified actions have been taken or are committed to be taken or reasonably expected to be taken within 12 months after the Closing Date (in the case of the Transactions) or within 12 months after the date of closing of such other acquisition or (ii) other specified operational changes that the Borrower or any of its Restricted Subsidiaries has actually taken prior to the last day of the period of four fiscal quarters for which EBITDA is being determined (all of which cost savings under this clause (b) shall be added to EBITDA until fully realized and calculated on a Pro Forma Basis as though such cost savings had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings are reasonably identifiable and quantifiable in the good faith judgment of the Borrower, (B) no cost savings shall be added pursuant to this clause (b) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (a) above (it being understood and agreed that “run rate” shall mean the full recurring benefit that is associated with any action taken) and (C) the aggregate amount included in EBITDA pursuant to this clause (b) shall not exceed, (I) for any period of four consecutive fiscal quarters ending prior to the third anniversary of the Closing Date, 15% of aggregate EBITDA for such four consecutive fiscal quarter period plus, solely in connection with the Transactions, $10,000,000 and (II) for any period of four consecutive fiscal quarters ending on or after the third anniversary of the Closing Date, 10% of aggregate EBITDA for such four fiscal quarter period (in any case, such percentage calculated before giving effect to any adjustment pursuant to this clause (b) and clause (a)(vi) above);

(c) decreased by (without duplication) (i) non-cash gains increasing Consolidated Net Income of such Person and such subsidiaries for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and (ii) the minority interest income consisting of subsidiary losses attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary to the extent such minority interest income is included in Consolidated Net Income; and

(d) increased or decreased by (without duplication):

(i) any net gain or loss (including any amounts constituting non-cash interest expense) resulting in such period from Hedging Obligations and the application of FASB Accounting Standards Codification 815 – Derivatives and Hedging,

(ii) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements (including any net loss or gain resulting from hedge agreements for currency exchange risk).

Notwithstanding anything to the contrary contained herein, EBITDA (prior to giving effect to any adjustments pursuant to clauses (a)(vi) and (b) above pursuant to Section 1.09 in connection with any acquisition occurring after the Closing Date) shall be deemed to equal (i) $131,989,522 for the fiscal quarter ended September 30, 2010, (ii) $6,618,268 for the fiscal quarter ended December 31, 2010, (iii) negative $12,544,682 for the fiscal quarter ended March 31, 2011 and (iv) $28,815,033 for the fiscal quarter ended June 30, 2011.

“ECF Percentage” shall mean, with respect to any fiscal year, 75%; provided, however, if the Consolidated Secured Debt Ratio as of the end of a fiscal year, calculated on a pro forma basis to give effect to the aggregate principal amount of Term Loans and Revolving Loans (to the extent accompanied by a permanent reduction of the Revolving Credit Commitments) prepaid pursuant to Section 2.12 and Section 2.13(b) plus the aggregate principal amount of Second Lien Loans prepaid pursuant to Section 2.12 and Section 2.13(b) of the Second Lien Credit Agreement, as applicable, on or prior to the date the applicable Excess Cash Flow payment is required to be made (without duplication), is (a) less than or equal to 4.75 to 1.00 but greater than 3.50 to 1.00, then the ECF Percentage with respect to such fiscal year shall mean 50%, (b) less than or equal to 3.50 to 1.00 but greater than 2.50 to 1.00, then the ECF Percentage with respect to such fiscal year shall mean 25% and (c) less than or equal to 2.50 to 1.00, then the ECF Percentage with respect to such fiscal year shall mean 0%.

“Edline Acquisition” means the contribution of 100% of the outstanding equity interests of Edline Holdings, Inc. to the Borrower.

“Edline Commitment” means the $80,000,000 of Term Loan Commitments, the proceeds of which are to be used in connection with the Edline Acquisition solely for the purposes set forth in Section 3.22.

“Eligible Assignee” shall mean (a) any commercial bank, savings and loan association or savings bank or any other entity which is an “accredited investor” (as defined in Regulation D under the Securities Act) which extends credit or buys loans as one of its businesses including insurance companies, mutual funds and lease financing companies and any investment fund that invests in commercial loans; (b) any Lender Affiliate Assignee; (c) any Purchasing Borrowing Party or Affiliated Lender, in each case solely to the extent permitted by Section 9.04(l); and (d) any other Person acceptable to the Borrower and the Administrative Agent; provided that the term “Eligible Assignee” shall not include any Disqualified Institutions.

“EMU” shall mean economic and monetary union as contemplated in the Treaty on European Union.

“Environmental Laws” shall mean all applicable Federal, state, local and foreign laws (including common law), treaties, regulations, rules, ordinances, codes, decrees, judgments, directives and orders (including consent orders), having the force and effect of law, in each case. relating to protection of the environment, natural resources, or to human health and safety as it relates to environmental protection.

“Equity Contribution” shall have the meaning assigned to such term in the recitals.

“Equity Interests” shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Investors” shall have the meaning assigned to such term in the recitals.

“Equity Offering” shall mean any public or private sale of common stock or Preferred Stock of the Borrower or of a direct or indirect parent of the Borrower (excluding Disqualified Stock), other than:

(a) public offerings with respect to any such Person’s common stock registered on Form S-8;

(b) issuances to the Borrower or any subsidiary of the Borrower; and

(c) any such public or private sale that constitutes an Excluded Contribution.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any Loan Party is treated as a single employer under Section 414 of the Code or for purposes of the provisions relating to Section 412 or 430 of the Code or Section 302 or 303 of ERISA.

“ERISA Event” shall mean (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder, but excluding any event for which the 30-day notice period is waived, with respect to a Pension Plan, (b) any failure to meet minimum funding standards (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, or the failure to satisfy any statutory funding requirement that results in a Lien, with respect to a Pension Plan, or a determination that a Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA, (c) the incurrence by any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Pension Plan or the withdrawal or partial withdrawal of any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates from any Pension Plan or Multiemployer Plan, (d) the filing or a notice of intent to terminate, the treatment of a

Pension Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the receipt by any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates from the PBGC or a plan administrator of any notice of intent to terminate any Pension Plan or Multiemployer Plan or to appoint a trustee to administer any Pension Plan, (e) the adoption of any amendment to a Pension Plan that would require the provision of security pursuant to the Code, ERISA or other applicable law, (f) the receipt by any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates of any notice concerning statutory liability arising from the withdrawal or partial withdrawal of any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates from a Multiemployer Plan or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA, or in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 of ERISA, (g) the occurrence of a “prohibited transaction” (within the meaning of Section 4975 of the Code) with respect to which the Borrower or any Restricted Subsidiary is a “disqualified person” (within the meaning of Section 4975 of the Code) or with respect to which the Borrower or any Restricted Subsidiary could reasonably be expected to have any liability, (h) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of any Pension Plan or Multiemployer Plan or the appointment of a trustee to administer any Pension Plan, (i) the filing pursuant to Section 431 of the Code or Section 304 of ERISA of an application for the extension of any amortization period or (j) any other extraordinary event or condition with respect to a Pension Plan or Multiemployer Plan which could reasonably be expected to result in a Lien or any acceleration of any statutory requirement to fund all or a substantial portion of the unfunded accrued benefit liabilities of such plan.

“euro” shall mean the single currency of participating member states of the EMU.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Eurodollar Rate.

“Eurodollar Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two (2) Business Days prior to the commencement of such Interest Period by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars (as set forth by Reuters or any successor thereto or any other service selected by the Administrative Agent which has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurodollar Rate” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two (2) Business Days prior to the beginning of such Interest Period.

“Event of Default” shall have the meaning assigned to such term in Article 7.

“Excess Cash Flow” shall mean, for any fiscal year of the Borrower, the excess of:

(a) the sum, without duplication, of

(i) EBITDA;

(ii) reductions to working capital of the Borrower and its Restricted Subsidiaries (i.e., the decrease, if any, in Current Assets minus Current Liabilities from the beginning to the end of such fiscal year), but excluding any such reductions in working capital arising from (x) the acquisition of any Person by the Borrower and/or the Restricted Subsidiaries or (y) the Deferred Revenue Adjustment;

(iii) foreign currency translation gains received in cash related to currency remeasurements (including any net cash gain resulting from hedge agreements for currency exchange risk), to the extent not otherwise included in calculating EBITDA;

(iv) net cash gains resulting in such period from Hedging Obligations and the application of FASB Accounting Standards Codification 815 – Derivatives and Hedging;

(v) extraordinary, unusual or nonrecurring cash gains (other than gains on Asset Sales (or the exceptions in the definition thereof)), to the extent not otherwise included in calculating EBITDA; and

(vi) to the extent not otherwise included in calculating EBITDA, cash gains from any sale or disposition outside the ordinary course of business;

minus

(b) the sum, without duplication, of

(i) the amount of any Taxes, including Taxes based on income, profits or capital, state, local, foreign, franchise and similar Taxes, foreign withholding Taxes and foreign unreimbursed value added Taxes, and including penalties and interest on any of the foregoing, in each case, payable in cash by the Borrower and its Restricted Subsidiaries (to the extent not otherwise deducted in calculating EBITDA), including amounts payable pursuant to any tax sharing agreements or arrangements among the Borrower and its Restricted Subsidiaries on the one hand and any direct or indirect parent company of the Borrower on the other (so long as such tax sharing payments are attributable to the operations of the Borrower and its Restricted Subsidiaries);

(ii) Consolidated Interest Expense, including costs of surety bonds in connection with financing activities (to the extent included in Consolidated Interest Expense), and only to the extent payable in cash and not otherwise deducted in calculating EBITDA;

(iii) foreign currency translation losses payable in cash related to currency remeasurements (including any net cash loss resulting from hedge agreements for currency risk), to the extent not otherwise deducted in calculating EBITDA;

(iv) without duplication of amounts deducted pursuant to clause (xvii) below in a prior fiscal year, Capital Expenditures of the Borrower and its subsidiaries made in cash, to the extent financed with Internally Generated Cash;

(v) repayments of long-term Indebtedness (including (A) the principal component of Capitalized Lease Obligations and (B) the amount of repayment of Loans pursuant to Section 2.11, but excluding prepayments of the Loans and the Second Lien Loans deducted pursuant to clause (ii) of Section 2.13(c)), made by the Borrower and its Restricted Subsidiaries, but only to the extent that such repayments (x) by their terms cannot be reborrowed or redrawn and (y) were financed with Internally Generated Cash;

(vi) additions to working capital (i.e., the increase, if any, in Current Assets minus Current Liabilities from the beginning to the end of such fiscal year), but excluding any such additions to working capital arising from (x) the acquisition of any Person by the Borrower and/or the Restricted Subsidiaries or (y) the Deferred Revenue Adjustment;

(vii) without duplication of amounts deducted pursuant to clause (xviii) below in a prior fiscal year, the amount of Permitted Investments made under clauses (c) or (l) of the definition thereof (but excluding any such Permitted Investments in the Borrower or any of its Restricted Subsidiaries) and Investments permitted under Section 6.03(a) made by the Borrower and its Restricted Subsidiaries, in cash, to the extent such Permitted Investments and Investments were financed with Internally Generated Cash;

(viii) letter of credit fees paid in cash, to the extent not otherwise deducted in calculating EBITDA;

(ix) extraordinary, unusual or nonrecurring cash charges, to the extent not otherwise deducted in calculating EBITDA;

(x) cash fees and expenses incurred in connection with the Transactions, any Permitted Investment, any Investment permitted under Section 6.03, any disposition not prohibited under Section 6.05, any recapitalization, any Equity Offering, the issuance of any Indebtedness or any exchange, refinancing or other early extinguishment of Indebtedness permitted by this Agreement (in each case, whether or not consummated), to the extent not otherwise deducted in calculating EBITDA;

(xi) cash charges added to EBITDA pursuant to clauses (a)(x) and (xvi) and (d)(ii) thereof and other amounts added to EBITDA pursuant to clauses (a)(vi), (a)(xii), (a)(xv) and (b) thereof;

(xii) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor permitted by Section 6.06, to the extent not otherwise deducted in calculating EBITDA;

(xiii) the amount of Restricted Payments made by the Borrower to the extent permitted by clauses (iv), (xii) and (xv) of Section 6.03(b) to the extent that such Restricted Payments were financed with Internally Generated Cash;

(xiv) cash expenditures in respect of Hedging Obligations (including net cash losses resulting in such period from Hedging Obligations and the application of FASB Accounting Standards Codification 815 – Derivatives and Hedging), to the extent not otherwise deducted in calculating EBITDA;

(xv) to the extent added to Consolidated Net Income, cash losses from any sale or disposition outside the ordinary course of business;

(xvi) cash payments by the Borrower and its Restricted Subsidiaries in respect of long-term liabilities (other than Indebtedness) of the Borrower and its Restricted Subsidiaries made with Internally Generated Cash;

(xvii) the aggregate amount of expenditures actually made by the Borrower and its Restricted Subsidiaries in cash (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed;

(xviii) without duplication of amounts deducted from Excess Cash Flow in a prior fiscal year, the aggregate consideration required to be paid in cash by the Borrower and its Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such fiscal year relating to Permitted Investments (other than Permitted Investments in (x) Cash Equivalents and (y) the Borrower or any of its Restricted Subsidiaries), Investments permitted under Section 6.03 or Capital Expenditures to be consummated or made during the period of 4 consecutive fiscal quarters of the Borrower following the end of such fiscal year; provided that to the extent the aggregate amount of Internally Generated Cash actually utilized to finance such Permitted Investments, Investments or Capital Expenditures during such period of 4 consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of 4 consecutive fiscal quarters;

(xix) the net amount of any cash generated by any Foreign Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such subsidiary of that income would have material adverse tax consequences if so distributed, under any agreement, instrument, law or regulation applicable to such subsidiary during such period; and

(xx) charges added to EBITDA pursuant to clause (xvii) thereof in connection with any acquisition.

“Excluded Contributions” shall mean net cash proceeds, marketable securities or Qualified Proceeds received by or contributed to the Borrower from:

(a) contributions to its common equity capital, and

(b) the sale (other than to the Borrower or a Subsidiary of the Borrower or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Borrower or a Subsidiary of the Borrower) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Borrower,

in each case, designated as Excluded Contributions pursuant to an Officer’s Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation of the Restricted Payment Available Amount. For the avoidance of doubt, in no case shall the Edline Acquisition or any portion thereof constitute an Excluded Contribution.

“Excluded Subsidiary” shall mean (a) any Foreign Subsidiary or any subsidiary that is not a Wholly-Owned Subsidiary, (b) any Immaterial Subsidiary, (c) any subsidiary that is prohibited by applicable law, regulation or contract with a Person that is not an Affiliate from guaranteeing the Obligations, or would require governmental (including regulatory) consent, approval, license or authorization to provide such guarantee, unless such consent, approval, license or authorization has been received, (d) any Domestic Subsidiary that has no material assets (directly or through one or more entities that are disregarded as separate from their owner for U.S. federal income tax purposes) other than Equity Interests of Foreign Subsidiaries (each, a “Foreign Subsidiary Holding Company”), (e) any direct or indirect Domestic Subsidiary of a direct or indirect Foreign Subsidiary and (f) any other subsidiary with respect to which, in the reasonable judgment of the Administrative Agent and the Borrower, the burden or cost or of providing a guarantee of the Obligations shall outweigh the benefits to be afforded thereby.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Loan Party under any Loan Document, (a) income Taxes imposed on (or measured by) its net income and franchise (and similar) Taxes imposed on it in lieu of income Taxes by a jurisdiction as a result of such recipient being organized in, having its principal office in or having its applicable lending office in such jurisdiction (or any political subdivision thereof), (b) any branch profits Taxes imposed by the United States of America, or any similar Tax, imposed by any jurisdiction described in clause (a) above, (c) any United States federal withholding taxes imposed by FATCA and (d) in the case of a recipient (other than an assignee pursuant to a request by the Borrower under Section 2.21(a)), any United States federal withholding Tax that (i) is imposed on amounts payable to such recipient pursuant to a law in effect at the time such recipient becomes a party to this Agreement (or designates a new lending office) or (ii) is attributable to such recipient’s failure to comply with Section 2.20(f) or (g), as applicable.

“Existing Debt” shall mean Indebtedness for borrowed money of the Company and its subsidiaries that is outstanding on the Closing Date.

“Extending Lender” shall have the meaning assigned to such term in Section 2.27(b).

“FATCA” shall mean current Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (and any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any regulations promulgated thereunder or published administrative guidance implementing such sections.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Fee Letter” shall mean the Fee Letter, dated June 30, 2011, by and between the Borrower and the Administrative Agent.

“Fees” shall mean the Commitment Fee, the Administration Fee, the L/C Participation Fee and the Issuing Bank Fee.

“Financial Covenant Level” shall mean at any date and any applicable determination of the Consolidated Secured Debt Ratio, the ratio set forth below for the most recently ended fiscal quarter ending on or immediately prior to such date:

Fiscal Quarter Ended	Consolidated Secured Debt Ratio

September 30, 2011	8.50:1.00

December 31, 2011	8.50:1.00

March 30, 2012	8.50:1.00

June 30, 2012	8.50:1.00

September 30, 2012	8.00:1.00

December 31, 2012	7.75:1.00

March 30, 2013	7.75:1.00

June 30, 2013	7.75:1.00

September 30, 2013	7.25:1.00

December 31, 2013	6.75:1.00

March 30, 2014	6.25:1.00

June 30, 2014	6.25:1.00

September 30, 2014	6.25:1.00

December 31, 2014	6.25:1.00

March 30, 2015	5.75:1.00

June 30, 2015	5.75:1.00

September 30, 2015	5.75:1.00

December 31, 2015	5.75:1.00

March 30, 2016	5.25:1.00

June 30, 2016	5.25:1.00

September 30, 2016	5.25:1.00

December 31, 2016	5.25:1.00

“Financial Officer” of any Person shall mean the chief executive officer, chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of such Person or any vice president customarily associated with the foregoing offices.

“Fixed Charges” shall mean, with respect to any Person for any period, the sum, without duplication, of:

(a) Consolidated Interest Expense of such Person and Restricted Subsidiaries for such period; plus

(b) all cash dividends or other distributions paid to any Person other than such Person or any such Subsidiary (excluding items eliminated in consolidation) on any series of Preferred Stock of the Borrower or a Restricted Subsidiary during such period; plus

(c) all cash dividends or other distributions paid to any Person other than such Person or any such Subsidiary (excluding items eliminated in consolidation) on any series of Disqualified Stock of the Borrower or a Restricted Subsidiary during such period.

“Foreign Benefit Event” shall mean (a) the whole or partial withdrawal of a Loan Party or any Restricted Subsidiary from a Foreign Plan, (b) the filing or a notice of interest to terminate in whole or in part a Foreign Plan or the treatment of a Foreign Plan amendment as a termination or partial termination, (c) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a trustee appointed to administer a Foreign Plan, (d) any other event or condition which might constitute grounds for the termination of, winding up or partial termination or winding up or the appointment of a trustee to administer, any Foreign Plan, (e) the failure to satisfy any statutory funding requirement, (f) the existence of unfunded liabilities in excess of the amount permitted under any applicable law or in excess of the amount that would be permitted absent a waiver from applicable Governmental Authority, (g) the adoption of any amendment to a Foreign Plan that would require the provision of security pursuant to applicable law or (h) any other extraordinary event or condition with respect to a Foreign Plan which, with respect to each of the foregoing clauses, could reasonably be expected to result in a Lien or any acceleration of any statutory requirement to fund all or a substantial portion of the unfunded accrued benefit liabilities of such plan.

“Foreign Lender” shall mean any Lender or Issuing Bank that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Foreign Plan” shall mean any pension plan, fund or other similar program (other than a government-sponsored plan) that (a) primarily covers employees of any Loan Party and/or any of its Restricted Subsidiaries who are employed outside of the United States and (b) is subject to any statutory funding requirement as to which the failure to satisfy results in a Lien or other statutory requirement permitting any Governmental Authority to accelerate the obligation of the Borrower or any Restricted Subsidiary to fund all or a substantial portion of the unfunded, accrued benefit liabilities of such plan.

“Foreign Subsidiary” shall mean any subsidiary that is not a Domestic Subsidiary.

“Foreign Subsidiary Holding Company” has the meaning assigned to such term in clause (d) of the definition of “Excluded Subsidiary”.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to the Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Exposure other than L/C Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or cash collateralized in accordance with the terms hereof, and (b) with respect to the Swingline Lender, such Defaulting Lender’s Applicable Percentage of Swingline Loans other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or cash collateralized in accordance with the terms hereof.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean the government of the United States of America or any other nation, any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Granting Lender” shall have the meaning assigned to such term in Section 9.04(i).

“Guarantee and Collateral Agreement” shall mean the First Lien Guarantee and Collateral Agreement, substantially in the form of Exhibit D, among the Loan Parties party thereto and the Collateral Agent for the benefit of the Secured Parties.

“Guarantor” shall mean Holdings, each subsidiary listed on Schedule 1.01(a), and each other subsidiary that is, becomes or is required to become a party to the Guarantee and Collateral Agreement pursuant to Section 5.09 or otherwise, excluding any Excluded Subsidiary.

“Hazardous Materials” shall mean any material, substance or waste classified, characterized or regulated as “hazardous,” “toxic,” “pollutant” or “contaminant” under any Environmental Laws.

“Hedge Creditor” shall mean “Hedge Creditor” as defined in the Guarantee and Collateral Agreement.

“Hedging Obligations” shall mean, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer of mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holdings” shall mean Bulldog Holdings, Inc., a Delaware corporation, and shall include any successors to such Person or assigns.

“Immaterial Subsidiary” shall mean all Restricted Subsidiaries of the Borrower set forth on Schedule 1.01(b) and those designated as such in writing by the Borrower from time to time for which (a) the assets of such Restricted Subsidiary (together with its Subsidiaries that are Restricted Subsidiaries) constitute less than 1.0% of the Total Assets of the Borrower and its Restricted Subsidiaries on a consolidated basis and (b) the EBITDA of such Restricted Subsidiary accounts for less than 1.0% of the EBITDA of the Borrower and its Restricted Subsidiaries on a consolidated basis; provided that (i) the assets of all Immaterial Subsidiaries constitute less than 2.0% of the Total Assets of the Borrower and its Restricted Subsidiaries on a consolidated basis and (ii) the EBITDA of all Immaterial Subsidiaries accounts for less than 2.0% of the EBITDA of the Borrower and its Restricted Subsidiaries on a consolidated basis.

“Incremental Amendment” shall have the meaning assigned to such term in Section 2.24(b).

“Incremental Facility Closing Date” shall have the meaning assigned to such term in Section 2.24(b).

“Incremental Term Loans” shall have the meaning assigned to such term in Section 2.24(a).

“Indebtedness” shall mean, with respect to any Person, without duplication:

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(i) in respect of borrowed money;

(ii) letters of credit or bankers’ acceptances;

(iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) liabilities accrued in the ordinary course of business; or

(iv) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit, bankers’ acceptances and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(c) to the extent not otherwise included, the obligations of the type referred to in clause (a) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include Contingent Obligations incurred in the ordinary course of business. The amount of Indebtedness of any person under clause (c) above shall be deemed to equal the lesser of (x) the aggregate unpaid amount of such Indebtedness secured by such Lien and (y) the fair market value of the property encumbered thereby as determined by such person in good faith.

“Indemnified Taxes” shall mean Taxes other than Excluded Taxes and Other Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).

“Intellectual Property Security Agreement” shall mean any of the following agreements executed on or after the Closing Date (a) a Trademark Security Agreement substantially in the form of Exhibit F-1, (b) a Patent Security Agreement substantially in the form of Exhibit F-2 or (c) a Copyright Security Agreement substantially in the form of Exhibit F-3.

“Intercreditor Agreement” shall mean the Intercreditor Agreement, substantially in the form of Exhibit G, between the Collateral Agent and the Second Lien Collateral Agent.

“Interest Payment Date” shall mean (a) with respect to any Base Rate Loan (including any Swingline Loan), the last day of each March, June, September and December and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to such Loan and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing.

“Interest Period” shall mean, except as otherwise provided in Section 2.10, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months (or 9 or 12 months or a shorter period, if agreed to by all of the relevant Lenders) thereafter, as the Borrower may elect; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Internally Generated Cash” shall mean any amount expended by the Borrower and its Restricted Subsidiaries and not representing (a) a reinvestment by the Borrower or any Restricted Subsidiaries of the proceeds of any Asset Sale or Property Loss Event, (b) the proceeds of any issuance of long-term Indebtedness of the Borrower or any Restricted Subsidiary (other than Indebtedness under any revolving credit facility) or (c) any credit received by the Borrower or any Restricted Subsidiary with respect to any trade in of property for substantially similar property or any “like kind exchange” of assets.

“Investment Fund” shall mean any Affiliate of the Sponsor (other than a natural person) that is primarily engaged in, or advises funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course and whose managers have fiduciary duties to the third-party investors in such fund or investment vehicle independent of their duties to the Sponsor.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” shall mean, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances, issuances of letters of credit or similar financial accommodations or capital contributions (excluding accounts receivable, trade credit, advances to customers, and commission, travel, entertainment, relocation, payroll and similar advances to directors, officers, employees, members of management or consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. The amount of any Investment shall be deemed to be the amount actually invested, without adjustment for subsequent increases or decreases in value but giving effect to any dividends, distributions, return of capital, interest, fees, premium, income, profits and other amounts realized by such Person with respect thereto. For purposes of the definition of “Unrestricted Subsidiary” and Section 6.03:

(a) “Investments” shall include the portion (proportionate to the Borrower’s direct or indirect equity interest in such subsidiary) of the fair market value of the net assets of a subsidiary of the Borrower at the time that such subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such subsidiary as a Restricted Subsidiary, the Borrower or applicable Restricted Subsidiary shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (i) the Borrower’s direct or indirect “Investment” in such subsidiary at the time of such redesignation, less (ii) the portion (proportionate to the Borrower’s direct or indirect equity interest in such subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(b) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Borrower.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” shall mean, as the context may require, (a) Bank of America, N.A., acting through any of its Affiliates or branches, in its capacity as the issuer of Letters of Credit hereunder and (b) any other Person that may become an Issuing Bank pursuant to Section 2.23(i) or 2.23(k), with respect to Letters of Credit issued at the time such Person was a Lender. The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or branches of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate or branch with respect to Letters of Credit issued by such Affiliate or branch.

“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.05(c).

“Junior Financing” shall mean any (i) Subordinated Indebtedness (including any Permitted Senior Subordinated Debt) and (ii) any Second Lien Obligations and Second Lien Additional Pari Passu Notes and any Permitted Senior Debt which refinances any of the foregoing, in each case, which is Material Indebtedness.

“Junior Financing Documentation” shall mean any indenture, credit agreement and/or other agreement pertaining to Junior Financing and all documentation delivered pursuant thereto.

“Latest Maturity Date” means, at any date of determination, the last to occur of (i) the Term Loan Maturity Date and (ii) the stated final maturity date for any Other Term Loan, in each case as extended for any Lender in accordance with this Agreement from time to time.

“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“L/C Backstop” shall mean, in respect of any Letter of Credit, (a) a letter of credit delivered to the Issuing Bank which may be drawn by the Issuing Bank to satisfy any obligations of the Borrower in respect of such Letter of Credit or (b) cash deposited with the Issuing Bank to satisfy any obligation of the Borrower in respect of such Letter of Credit, in each case, in an amount not to exceed 103% of the L/C Exposure with respect to such Letter of Credit and on terms and pursuant to arrangements (including, in the case of clause (a) above, the issuer thereof and, if applicable, any appropriate reimbursement agreement) reasonably satisfactory to the respective Issuing Bank.

“L/C Commitment” shall mean the commitment of an Issuing Bank to issue Letters of Credit pursuant to Section 2.23.

“L/C Disbursement” shall mean a payment or disbursement made by an Issuing Bank pursuant to a Letter of Credit.

“L/C Exposure” shall mean, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time and (b) the aggregate principal amount of all L/C Disbursements that have not yet been reimbursed at such time. The L/C Exposure of any Revolving Credit Lender at any time shall equal its Pro Rata Percentage of the aggregate L/C Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Participation Fee” shall have the meaning assigned to such term in Section 2.05(c).

“Lender Affiliate Assignee” shall have the meaning assigned to such term in Section 9.04(b).

“Lenders” shall mean (a) the Persons listed on Schedule 2.01 under the heading “Credit Facilities” (other than any such Person that has ceased to be a party hereto pursuant to an Assignment and Acceptance or pursuant to Section 2.21(a)) and (b) any Person that has become a party hereto pursuant to an Assignment and Acceptance in respect of the Credit Facilities. Unless the context indicates otherwise, the term “Lenders” shall include the Swingline Lender and the Issuing Bank.

“Letter of Credit” shall mean any letter of credit issued pursuant to Section 2.23.

“Letter of Credit Application” shall mean an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the Issuing Bank.

“Letter of Credit Expiration Date” shall have the meaning assigned to such term in Section 2.23(c).

“Lien” shall mean, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset in the nature of security, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any Capitalized Lease Obligations having substantially the same economic effect as any of the foregoing; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Non-Guarantor Debt Exceptions” shall have the meaning assigned to such term in Section 6.01(f).

“Loan Documents” shall mean this Agreement, the Security Documents, the Intercreditor Agreement and the promissory notes, if any, executed and delivered pursuant to Section 2.04(e).

“Loan Parties” shall mean the Borrower and the Guarantors.

“Loans” shall mean the Revolving Loans, the Term Loans and the Swingline Loans.

“Management Agreement” shall mean the Management Agreement dated as of October 4, 2011 among Holdings, the Borrower the Sponsor and the other parties thereto, as in effect on the Closing Date, and as the same may be amended from time to time in accordance with the terms of this Agreement and to the extent such amendment is not adverse to the Lenders in any material respect.

“Management Fees” shall mean the amounts payable to the Sponsor and any of its Affiliates pursuant to Section 2 of the Management Agreement as in effect on the Closing Date.

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Material Adverse Effect” shall mean (i) a material adverse effect on the business, operations, assets, financial condition or results of operations of the Borrower and its Restricted Subsidiaries, taken as a whole or (ii) a material adverse effect on the rights and remedies of the Agents and the Lenders under the Loan Documents.

“Material Indebtedness” shall mean Indebtedness (other than the Loans and Letters of Credit), or Hedging Obligations, of any one or more of the Borrower and its Restricted Subsidiaries in an aggregate principal amount greater than or equal to $10,000,000. For purposes of determining “Material Indebtedness”, the “principal amount” of the obligations of the Borrower or any Restricted Subsidiary in respect of any Hedging Obligation at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Restricted Subsidiary would be required to pay if the relevant hedging agreement were terminated at such time.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“Moody’s” shall mean Moody’s Investors Service, Inc., or any successor thereto.

“Mortgaged Properties” shall mean each parcel of fee owned real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 5.09 to secure the Obligations.

“Mortgages” shall mean the mortgages, deeds of trust and other security documents granting a Lien on any fee owned real property or interest therein to secure the Obligations, each in a form reasonably satisfactory to the Collateral Agent and the Borrower.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA, subject to the provisions of Title IV of ERISA, under which any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates currently makes, or is obligated to make, contributions or within the preceding six years has made, or was obligated to make, contributions.

“Net Cash Proceeds” shall mean (a) with respect to any Asset Sale, Property Loss Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds subsequently received (as and when received) in respect of deferred payments or noncash consideration initially received, net of any costs relating to the disposition thereof), net of (i) out-of-pocket expenses incurred (including reasonable and customary broker’s fees or commissions, investment banking, consultant, legal, accounting or similar fees, survey costs, title insurance premiums, and related search and recording charges, transfer, deed, recording and similar taxes incurred by the Borrower and its Restricted Subsidiaries in connection therewith), and the Borrower’s good faith estimate of Taxes paid or payable (including payments under any tax sharing agreement or arrangement of the type described in clause (b)(i) of the definition of Excess Cash Flow), in connection with such Asset Sale or Property Loss Event (including, in the case of any Asset Sale or Property Loss Event in respect of property of any Foreign Subsidiary, Taxes payable upon the repatriation of any such proceeds), (ii) amounts provided as a reserve, in accordance with GAAP, against any (x) liabilities under any indemnification obligations or purchase price adjustment associated with such Asset Sale and (y) other liabilities associated with the asset disposed of and retained by the Borrower or any of its Restricted Subsidiaries after such disposition, including pension and other post-employment benefit liabilities and liabilities related to environmental matters (provided that to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Cash Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness or other obligation which is secured by a Lien on the asset sold and which is repaid (other than Indebtedness hereunder and, to the extent such payment is not permitted hereunder, Additional Pari Passu Notes (if secured), Permitted Secured Refinancing Debt, the Second Lien Loans, Second Lien Additional Indebtedness (if secured), Second Lien Credit Agreement Refinancing Indebtedness and Permitted Secured Refinancing Debt (as defined under the Second Lien Credit Agreement)), (iv) in the case of any Asset Sale or Property Loss Event by a non-Wholly-Owned Restricted Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (iv)) attributable to minority interests and not available for distribution to or for the account of the Borrower or a wholly owned Restricted Subsidiary as a result thereof and (v) in the case of any Asset Sale or Property Loss Event by a Foreign Subsidiary, amounts if the declaration or payment of dividends or similar distributions by such Foreign Subsidiary of such amount (x) is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to such Foreign Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or (y) would have material adverse tax consequences if so declared, paid or distributed and (b) with respect to any incurrence of Indebtedness, the cash proceeds thereof, net of all Taxes (including, in the case of such Indebtedness incurred by a Foreign Subsidiary, Taxes payable upon the repatriation of any such proceeds) and customary fees, commissions, costs and other expenses incurred by the Borrower and its Restricted Subsidiaries in connection therewith.

“Net Income” shall mean, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Consenting Lenders” shall have the meaning assigned to such term in Section 2.21.

“Non-Extending Lender” shall have the meaning assigned to such term in Section 2.27(b).

“Obligations” shall mean the unpaid principal of and interest on the Loans and all other obligations and liabilities of the Borrower or any other Loan Party to the Administrative Agent or any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document and the Letters of Credit and whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or any Lender that are required to be paid pursuant hereto or any other Loan Document and including interest accruing after the maturity of the Loans and L/C Disbursements and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to a Loan Party, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) or otherwise.

“OFAC” shall have the meaning assigned to such term in Section 3.23.

“Officer’s Certificate” shall mean a certificate signed on behalf of the Borrower by a Responsible Officer of the Borrower that meets the requirements set forth in this Agreement.

“Other Revolving Credit Commitments” means each Class of revolving credit commitments hereunder that results from a Refinancing Amendment.

“Other Revolving Credit Facility” means, at any time, each revolving credit facility available to the Borrower at such time pursuant to a Class of Other Revolving Credit Commitments in effect at such time.

“Other Revolving Loans” means the Revolving Loans made pursuant to the Other Revolving Credit Commitments.

“Other Taxes” shall mean any and all present or future stamp or documentary Taxes or excise Taxes, charges or levies arising from any payment made under, from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Other Term Commitments” means each Class of term loan commitments hereunder that results from a Refinancing Amendment.

“Other Term Facility” means each tranche of term loans made available to the Borrower pursuant to a Class of Other Term Commitments.

“Other Term Loans” means one or more Classes of Term Loans that result from a Refinancing Amendment.

“Parent” shall mean a Person formed for the purpose of owning all of the Equity Interests, directly or indirectly, of Holdings.

“Participant Register” shall have the meaning assigned to such term in Section 9.04(f).

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any Governmental Authority succeeding to any of its principal functions.

“Pension Plan” shall mean any employee pension benefit plan as defined in Section 3(2) of ERISA (other than a Multiemployer Plan or a Foreign Plan) that is subject to Title IV of ERISA and/or Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA and is sponsored or maintained by any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates or to which any Loan Party, any Restricted Subsidiary or any of their ERISA Affiliates contributes or has any obligation or liability (contingent or otherwise) or, if such plan were terminated, any Loan Party, Restricted Subsidiary or any of their ERISA Affiliates would, under Section 4069 of ERISA, be deemed to be a “contributing sponsor” as defined in Section 4001(a)(13) of ERISA.

“Permitted Investments” shall mean:

(a) any Investment in the Borrower or any of its Restricted Subsidiaries;

(b) any Investment in cash and Cash Equivalents;

(c) any Investment by the Borrower or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if:

(i) as a result of such Investment:

(A) such Person becomes a Restricted Subsidiary; or

(B) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Borrower or a Restricted Subsidiary,

(ii) no Default or Event of Default shall exist or would exist after giving pro forma effect to such Investment;

(iii) immediately before and after giving effect to such Investment, the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) will not be greater than the Financial Covenant Level; and

(iv) such Person complies with the provisions of Section 5.09, as applicable;

and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 6.05 or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Closing Date or made pursuant to binding commitments in effect on the Closing Date, or an Investment consisting of any extension, modification or renewal of any Investment existing on the Closing Date; provided that the amount of any such Investment may be increased (i) as required by the terms of such Investment as in existence on the Closing Date or (ii) as otherwise permitted under this Agreement;

(f) any Investment acquired by the Borrower or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Borrower or any such Restricted Subsidiary in connection with or as a result of a bankruptcy workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Borrower or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(g) Hedging Obligations permitted under Section 6.01(b)(ix);

(h) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Borrower or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the Restricted Payments Applicable Amount;

(i) Indebtedness permitted under Section 6.01;

(j) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with Section 6.06(b) (other than clauses (viii), (x) or (xii) thereof);

(k) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment in the ordinary course of business;

(l) additional Investments in an aggregate amount, taken together with all other Investments made pursuant to this clause (l) that are at the time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed $35,000,000; provided that the aggregate amount at any time outstanding of Investments in Unrestricted Subsidiaries made pursuant to this clause (l), shall not exceed $10,000,000;

(m) advances to, or guarantees of Indebtedness of, directors, officers, employees, members of management and consultants and loans and advances to directors, officers, employees, members of management and consultants incurred in the ordinary course of business or to fund such Person’s purchase of Equity Interests of the Borrower or any direct or indirect parent company thereof, not in excess of $3,000,000 outstanding at any one time, in the aggregate under this clause (m);

(n) Investments in the ordinary course of business consisting of endorsements for collection or deposit; and

(o) loans and advances to customers, suppliers and distributors in the ordinary course of business;

provided that the fair market value of all Investments by Loan Parties in any Restricted Subsidiary that is not a Guarantor made pursuant to clauses (a), (c), (i) and/or (l) above shall not exceed, when aggregated with the aggregate amount of Net Cash Proceeds from dispositions of assets described in clause (b) (vii) of the definition of “Asset Sale” which are excluded for purposes of the definition of “Asset Sale” (any of the foregoing

Investments or dispositions, a “Specified Non-Loan Party Transaction”) shall not exceed, determined in each case immediately after giving effect to any Specified Non-Loan Party Transaction (and with the fair market value of each such Investment being measured at the time made and without giving effect to subsequent changes in value), (x) if the Consolidated Leverage Ratio (calculated on a Pro Forma Basis) is greater than 4.5 to 1.00, $60,000,000 and (y) if the Consolidated Leverage Ratio (calculated on a Pro Forma Basis) is less than or equal to 4.50 to 1.00, $125,000,000; provided, further, that, with respect to any Specified Non-Loan Party Transaction, no Default or Event of Default shall be deemed to have occurred under this proviso solely as a result of a change in the Consolidated Leverage Ratio occurring after the time such Specified Non-Loan Party Transaction is made.

“Permitted Investors” shall mean (a) the Sponsor, (b) any other Equity Investor (and other co-investors that become investors in the equity of Holdings immediately after the Closing Date through acquisition of interests from initial Equity Investors) identified to the Administrative Agent prior to the date of the Credit Agreement as a “Permitted Investor”, (c) the members of management of the Parent, Holdings or the Borrower who are equity investors, directly or indirectly, in the Borrower on or promptly after the Closing Date and (d) any “group” (within the meaning of Section 13(a) and 14(d) of the Securities Exchange Act of 1934 as in effect on the date hereof) of which the Sponsor is a member and any other Person that is a member of such “group”, but only if and for so long as the Sponsor beneficially owns more than 50% of the relevant voting stock of the Borrower owned, directly or indirectly, by such “group”.

“Permitted Liens” shall have the meaning assigned to such term in Section 6.02.

“Permitted Secured Refinancing Debt” shall mean any secured Indebtedness incurred by the Borrower in the form of one or more series of senior secured notes or loans (other than Loans); provided that (i) such Indebtedness shall be secured by the Collateral on a pari passu basis with the Obligations and the obligations in respect of any Credit Increase and Additional Pari Passu Notes that are secured on a pari passu basis with the Obligations and shall not be secured by any property or assets of the Borrower or any Subsidiary other than the Collateral, (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, (iii) (A) in the case of revolving credit commitments and revolving loans, such revolving credit commitments and revolving loans shall have a maturity date that is not prior to the maturity date with respect to the Class of Revolving Credit Commitments that is being refinanced and (B) in the case of any term loans, such term loans (x) shall have a maturity date that is not prior to the maturity date of the Class of Term Loans being refinanced and (y) shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of any Class of Term Loans then being refinanced, (iv) in the case of any notes, the terms of such notes shall not provide for any scheduled repayment, mandatory redemption, sinking fund obligation or other payment prior to the Maturity Date of the Class of Term Loans then being refinanced, other than customary offers to purchase upon a change of control, asset sale or casualty or condemnation event and customary acceleration rights upon an event of default, (v) such Indebtedness shall have pricing, fees (including upfront fees and OID), optional prepayment, redemption premiums and subordination terms as determined by the Borrower and the investors providing such Indebtedness, (vi) the terms and conditions of such Indebtedness (except as otherwise provided in clause (iv) and (v) above) are (taken as a whole) no more favorable to the lenders or holders providing such Indebtedness, than those applicable to the Refinanced Debt (except for covenants or other provisions applicable only to periods after the then Latest Maturity Date), (vii) the security agreements relating to such Indebtedness are substantially the same as the Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (viii) such Indebtedness shall not be guaranteed by any Person other than a Loan Party and (ix) a senior representative acting on behalf of the holders of such Indebtedness shall have become party to or otherwise subject to the provisions of the Intercreditor Agreement.

“Permitted Senior Debt” shall mean unsecured, senior Indebtedness of the Borrower other than any Additional Pari Passu Notes; provided that no such Indebtedness shall be (a) guaranteed by any Person other than a Guarantor, (b) subject to scheduled amortization or have a final maturity, in either case, prior to the 180th day after the Second Lien Maturity Date (it being understood that such Indebtedness may have mandatory prepayment, repurchase or redemption provisions satisfying the requirement of clause (c) hereof) and (c) such Indebtedness has covenants, events of default and remedies taken as a whole no less favorable to the Borrower than the terms of the senior debt securities of comparable issuers issued in the capital markets at such time but, to the extent such Permitted Senior Debt refinances the Second Lien Loans, in no event more restrictive than the terms under the Second Lien Loan Documents.

“Permitted Senior Subordinated Debt” shall mean unsecured, senior subordinated Indebtedness of the Borrower; provided that no such Indebtedness shall be (a) guaranteed by any Person other than a Guarantor, (b) subject to scheduled amortization or have a final maturity, in either case, prior to the date occurring 180 days following the Second Lien Maturity Date (it being understood that such Indebtedness may have mandatory prepayment, repurchase or redemption provisions satisfying the requirement of clause (c) hereof), (c) such Indebtedness has covenants, events of default and remedies taken as a whole no less favorable to the Borrower than the terms of the senior subordinated debt securities of comparable issuers issued in the capital markets at such time but, to the extent such Permitted Senior Subordinated Debt refinances the Second Lien Loans, in no event more restrictive than the terms under the Second Lien Loan Documents and (d) such Indebtedness (and any guarantees thereof) are subordinated to the Obligations (and any refinancing thereof) on terms no less favorable to the Lenders than subordination terms customary for senior subordinated debt securities of comparable issuers issued in the capital markets or on terms reasonably acceptable to the Administrative Agent.

“Permitted Unsecured Refinancing Debt” means unsecured Indebtedness incurred by the Borrower in the form of one or more series of senior unsecured notes or loans (other than Loans); provided that (i) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, (ii) in the case of any term loans, such term loans (x) shall have a maturity date that is not prior to the maturity date of the Class of Term Loans being refinanced and (y) shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of any Class of Term Loans then being refinanced, (iii) in the case of any notes, the terms of such notes shall not provide for any scheduled repayment, mandatory redemption, sinking fund obligation or other payment prior to the Maturity Date of the Class of Term Loans then being refinanced, other than customary offers to purchase upon a change of control, asset sale or casualty or condemnation event and customary acceleration rights upon an event of default, (iv) such Indebtedness shall have pricing, fees (including upfront fees and OID), optional prepayment, redemption premiums and subordination terms as determined by the Borrower and the investors providing such Indebtedness, (v) the terms and conditions of such Indebtedness (except as otherwise provided in clause (iii) and (iv) above) are (taken as a whole) no more favorable to the lenders or holders providing such Indebtedness, than those applicable to the Refinanced Debt (except for covenants or other provisions applicable only to periods after the then Latest Maturity Date), (vi) such Indebtedness shall not be guaranteed by any Person other than a Loan Party and (vii) such Indebtedness shall not be secured by any Lien on any property or assets of the Borrower or any Restricted Subsidiary.

“Person” shall mean any natural person, corporation, business trust, joint venture, association, company, limited liability company, partnership, Governmental Authority or other entity.

“Platform” shall have the meaning assigned to such term in Section 9.01.

“Preferred Stock” shall mean any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Prepayment Asset Sale” shall mean any Asset Sale, to the extent that the aggregate Net Cash Proceeds of all such Asset Sales and Property Loss Events during any fiscal year exceed $10,000,000.

“Prepayment Property Loss Event” shall mean any Property Loss Event to the extent that the aggregate Net Cash Proceeds of all such events and all Asset Sales during any fiscal year exceed $10,000,000.

“Pricing Certificate” shall mean a certificate delivered pursuant to Section 5.04(c).

“Pro Forma Basis” shall have the meaning set forth in Section 1.09.

“Property Loss Event” shall mean any event that gives rise to the receipt by the Borrower or any of its Restricted Subsidiaries of any insurance proceeds or condemnation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

“Pro Rata Percentage” of any Revolving Credit Lender at any time shall mean the percentage of the Total Revolving Credit Commitment represented by such Lender’s Revolving Credit Commitment. In the event the Revolving Credit Commitments shall have expired or been terminated, the Pro Rata Percentages of any Revolving Credit Lender shall be determined on the basis of the Revolving Credit Commitments most recently in effect, giving effect to any subsequent assignments.

“Public Lender” shall have the meaning assigned to such term in Section 9.01.

“Purchasing Borrower Party” shall mean the Borrower or any Subsidiary of the Borrower that becomes an Eligible Assignee or participant pursuant to Section 9.04(l).

“Qualified Capital Stock” of any Person shall mean any Equity Interest of such Person that is not Disqualified Stock.

“Qualified Proceeds” shall mean assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Borrower in good faith.

“Qualified Public Offering” shall mean the issuance by the Borrower or any direct or indirect parent of the Borrower of its common Equity Interests in an underwritten primary public offering (other than a public offering pursuant to a registration statement on Form S-8) pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended.

“Rating Agencies” shall mean Moody’s and S&P, or if Moody’s or S&P or both shall not issue a private letter rating on the Credit Facilities, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Borrower which shall be substituted for Moody’s or S&P or both, as the case may be.

“Refinancing Amendment” means an amendment to this Credit Agreement in form and substance reasonably satisfactory to the Administrative Agent and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Additional Lender and Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness being incurred pursuant thereto, in accordance with Section 2.29.

“Refinancing Indebtedness” shall have the meaning assigned to such term in Section 6.01(b)(xii).

“Refunding Capital Stock” shall have the meaning set forth in Section 6.03(b)(ii).

“Register” shall have the meaning assigned to such term in Section 9.04(d).

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Fund” shall mean, with respect to any Lender that is a fund or commingled investment vehicle that invests in bank loans or similar extensions of credit, any other fund that invests in bank loans or similar extensions of credit and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such Lender or such investment advisor.

“Related Party” or “Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, trustees, members, partners, agents and advisors of such Person and such Person’s Affiliates.

“Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Repricing Transaction” means the refinancing or repricing by the Borrower or any of its Restricted Subsidiaries of all or any portion of the Term Loans under this Agreement (a) with the proceeds of any secured term loans incurred by the Borrower or any of its Restricted Subsidiaries (including, without limitation, any new or additional Term Loans under this Agreement) or (b) in connection with any amendment to this Agreement, in either case, (i) having or resulting in an effective interest rate or weighted average yield (to be determined by the Administrative Agent, in consultation with the Borrower, consistent with generally accepted financial practice, after giving effect to margins, floors, upfront or similar fees or original issue discount shared with all lenders or holders thereof, but excluding the effect of any arrangement, structuring, syndication or other fees payable in connection therewith that are not shared with all lenders or holders thereof) as of the date of such refinancing that is, or could be by the express terms of such Indebtedness (and not by virtue of any fluctuation in any “base” rate), less than the Applicable Percentage for, or weighted average yield (to be determined by the Administrative Agent, in consultation with the Borrower, on the same basis) of the Term Loans as of the date of such refinancing or repricing and (ii) in the case of a refinancing of the Term Loans, the proceeds of which are used to repay, in whole or in part, the principal of outstanding Term Loans.

“Required Facility Lenders” means with respect to any Other Term Facility, Other Revolving Credit Facility or any other facility in respect of a Credit Increase on any date of determination, Lenders having more than 50% of the sum of (i) the outstanding amount of all Loans under any such facility (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans, as applicable, under such Facility being deemed “held” by such Lender for purposes of this definition) and (ii) the aggregate unused Commitments under such Facility; provided that any Defaulting Lender shall be excluded for purposes of making a determination of Required Facility Lenders.

“Required Lenders” shall mean, at any time, Lenders having Revolving Credit Commitments (or, in the event the Revolving Credit Commitments shall have expired or been terminated, Revolving Credit Exposure) and Term Loans representing more than 50% of the sum of all Revolving Credit Commitments (or, in the event the Revolving Credit Commitments shall have expired or been terminated, Revolving Credit Exposure) and Term Loans at such time; provided that any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Required Revolving Lenders” shall mean, at any time, Revolving Lenders having Revolving Credit Commitments (or, in the event the Revolving Credit Commitments shall have expired or been terminated, Revolving Credit Exposure) representing more than 50% of the sum of all Revolving Credit Commitments (or, in the

event the Revolving Credit Commitments shall have expired or been terminated, Revolving Credit Exposure) at such time; provided that any Defaulting Lender shall be excluded for purposes of making a determination of Required Revolving Lenders.

“Responsible Officer” of any Person shall mean the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, any Senior Vice President or Vice President, the Secretary or any Financial Officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement and, as to any document delivered on the Closing Date, any secretary or assistant secretary of such Person.

“Restricted Investment” shall mean an Investment other than a Permitted Investment.

“Restricted Payment” shall mean:

(a) the declaration or payment of any dividend or the making of any payment or distribution on account of the Borrower’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(i) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Borrower; or

(ii) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Borrower or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(b) the purchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Borrower, including in connection with any merger or consolidation;

(c) the making of any principal payment or prepayment on, or redemption, repurchase, defeasance or other acquisition or retirement for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, of any Second Lien Loans, Second Lien Additional Pari Passu Notes, Second Lien Credit Agreement Refinancing Indebtedness, Additional Pari Passu Notes (unless such Additional Pari Passu Notes are senior secured notes secured by the Collateral on a pari passu basis with the Secured Obligations), Credit Agreement Refinancing Indebtedness that constitutes Permitted Unsecured Refinancing Debt and any Permitted Senior Debt or other Indebtedness that refinances any of the foregoing (collectively, including any Permitted Senior Debt that so refinances, “Specified Indebtedness”) or any Subordinated Indebtedness other than:

(i) Indebtedness permitted under Section 6.01(b)(vii), except to the extent prohibited by the subordination terms;

(ii) the purchase, repurchase or other acquisition for value or payment or prepayment of Specified Indebtedness with Permitted Senior Subordinated Debt or Permitted Senior Debt, or with Refinancing Indebtedness permitted under Section 6.01(b)(xi) Section 6.01(b)(xii) or pursuant to Section 2.13(g) of the Second Lien Credit Agreement as in effect on the date hereof or, in the case of Second Lien Loans, with Second Lien Credit Agreement Refinancing Indebtedness; or

(iii) the purchase, repurchase or other acquisition of any Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(d) the making of any Restricted Investment.

“Restricted Payment Available Amount” shall mean, at any time, an amount equal to the sum (without duplication) of:

(a) $50,000,000; plus

(b) an amount, not less than zero, determined on a cumulative basis equal to (i) the amount of Excess Cash Flow for all fiscal years (commencing with the fiscal year ending December 31, 2012) minus (ii) the sum of (A) the ECF Percentage of Excess Cash Flow for each such fiscal year plus (B) for each such fiscal year, the amount of any reduction, pursuant to clause (ii) of Section 2.13(c) hereof and clause (ii) of Section 2.13(c) of the Second Lien Credit Agreement, in the amount of Excess Cash Flow that would otherwise be payable in accordance with Section 2.13(c) or Section 2.13(c) of the Second Lien Credit Agreement; plus

(c) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Borrower, of marketable securities received by the Borrower since immediately after the Closing Date from the issue or sale of:

(i) Equity Interests of the Borrower, including Treasury Capital Stock, but excluding cash proceeds and the fair market value, as determined in good faith by the Borrower, of marketable securities or other property received from the sale of (A) Equity Interests to directors, officers, employees, members of management or consultants of the Borrower, Restricted Subsidiaries and any direct or indirect parent company of the Borrower, after the Closing Date to the extent such amounts have been applied to Restricted Payments made in accordance with Section 6.03(b)(iv) and (B) Designated Preferred Stock;

(ii) to the extent such net cash proceeds or other property are actually contributed to the capital of the Borrower, Equity Interests of the Borrower’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with Section 6.03(b)(iv)); or

(iii) debt or Disqualified Stock of the Borrower or any Restricted Subsidiary that has been converted into or exchanged for Equity Interests of the Borrower or a direct or indirect parent company of the Borrower;

provided, however, that this paragraph (c) shall not include (A) Section 6.03(b) Issuance Proceeds, (B) the Edline Acquisition or (C) any proceeds from (v) Refunding Capital Stock, (w) Equity Interests or convertible debt securities sold to the Borrower or a Restricted Subsidiary, as the case may be, (x) Disqualified Stock or debt securities that have been converted into Disqualified Stock, (y) Specified Equity Contributions or (z) Excluded Contributions; plus

(d) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Borrower, of marketable securities contributed to the capital of the Borrower following the Closing Date (but excluding in any event (A) Section 6.03(b) Issuance Proceeds, (B) the Edline Acquisition and (C) any proceeds from (w) Refunding Capital Stock, (x) contributions received from the Borrower or a Restricted Subsidiary, as the case may be, (y) Specified Equity Contributions or (z) Excluded Contributions); plus

(e) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Borrower, of marketable securities or other property received by the Borrower or a Restricted Subsidiary by means of:

(i) the sale or other disposition (other than to the Borrower or a Restricted Subsidiary) of Restricted Investments made by the Borrower or its Restricted Subsidiaries, repurchases and redemptions of such Restricted Investments from the Borrower or its Restricted Subsidiaries, repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Borrower or its Restricted Subsidiaries, and any dividends, distributions, return of capital, income, profits and other amounts realized as a return on Investment from any Restricted Investment by the Borrower or its Restricted Subsidiaries, in each case after the Closing Date; or

(ii) the sale or other disposition (other than to the Borrower or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a dividend or distribution from an Unrestricted Subsidiary after the Closing Date;

but, in each case in this clause (e), only to the extent that the Investment in respect of which such amount was received was initially made under Section 6.03(a) in reliance on the Restricted Payment Available Amount; plus

(f) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Closing Date (which, for purposes hereof, shall be deemed to include the merger, consolidation or similar transaction of an Unrestricted Subsidiary into the Borrower or a Restricted Subsidiary, so long as the Borrower or a Restricted Subsidiary is the surviving entity, and the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Borrower or a Restricted Subsidiary), the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Borrower in good faith at the time of the redesignation of such Unrestricted Subsidiary as a

Restricted Subsidiary (but only to the extent that the Investment in such Unrestricted Subsidiary was initially made under Section 6.03(a) in reliance on the Restricted Payment Available Amount).

“Restricted Subsidiary” shall mean, at any time, each direct and indirect subsidiary of the Borrower (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary”.

“Revolving Commitment Increase” shall have the meaning assigned to such term in Section 2.24(a).

“Revolving Commitment Increase Lender” shall have the meaning assigned to such term in Section 2.24(c).

“Revolving Credit Borrowing” shall mean a Borrowing comprised of Revolving Loans.

“Revolving Credit Commitment” shall mean, with respect to each Lender, the commitment of such Lender to make Revolving Loans (and acquire participations in Letters of Credit and Swingline Loans) hereunder as set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender assumed its Revolving Credit Commitment, as applicable, as the same may be (a) reduced from time to time pursuant to Section 2.09 or 2.21(a) and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04.

“Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the aggregate principal amount at such time of all outstanding Revolving Loans of such Lender, plus the aggregate amount at such time of such Lender’s L/C Exposure, plus the aggregate amount at such time of such Lender’s Swingline Exposure.

“Revolving Credit Lender” shall mean a Lender with a Revolving Credit Commitment or any Revolving Credit Exposure.

“Revolving Credit Maturity Date” shall mean October 4, 2016, as such date may be extended from time to time pursuant to Section 2.27.

“Revolving Loans” shall mean the revolving loans made by the Lenders to the Borrower pursuant to Section 2.01(b).

“S&P” shall mean Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Sale and Lease-Back Transaction” shall mean any arrangement providing for the leasing by the Borrower or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Second Lien Additional Indebtedness” means collectively any Second Lien Incremental Term Loans and any Second Lien Additional Pari Passu Notes.

“Second Lien Additional Pari Passu Notes” shall mean the “Additional Pari Passu Notes” as defined in the Second Lien Credit Agreement.

“Second Lien Administrative Agent” shall mean the “Administrative Agent” as defined in the Second Lien Credit Agreement.

“Second Lien Collateral Agent” shall mean the “Collateral Agent” as defined in the Second Lien Credit Agreement.

“Second Lien Credit Agreement” shall mean the Second Lien Credit Agreement, dated as of October 4, 2011, among the Borrower, the lenders party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, and the other agents party thereto.

“Second Lien Credit Agreement Refinancing Indebtedness” shall mean the “Credit Agreement Refinancing Indebtedness” as defined in the Second Lien Credit Agreement.

“Second Lien Facility” shall mean the “Credit Facility” as defined in the Second Lien Credit Agreement.

“Second Lien Incremental Term Loans” shall mean the “Incremental Term Loans” as defined in the Second Lien Credit Agreement.

“Second Lien Loan Documents” shall mean the “Loan Documents” as defined in the Second Lien Credit Agreement.

“Second Lien Loans” shall mean the “Loans” as defined in the Second Lien Credit Agreement.

“Second Lien Maturity Date” shall mean the “Term Loan Maturity Date” as defined in the Second Lien Credit Agreement.

“Second Lien Obligations” shall mean the “Obligations” as defined in the Second Lien Credit Agreement and all principal of and interest, fees and other amounts owing with respect to any Second Lien Additional Pari Passu Notes.

“Section 5.04 Financials” shall mean the financial statements delivered, or required to be delivered, pursuant to Section 5.04(a) or (b).

“Section 6.03(b) Issuance Proceeds” means the net cash proceeds of any Equity Interests of the Borrower, or any direct or indirect parent company of the Borrower to the extent contributed to the capital of the Borrower or any Restricted Subsidiary (in each case, other than any Disqualified Stock), but only to the extent that a Restricted Payment has previously been (or is simultaneously being) made in reliance on clause (iv) or (vi) of Section 6.03(b).

“Secured Indebtedness” shall mean any Indebtedness of the Borrower or any of its Restricted Subsidiaries secured by a Lien.

“Secured Obligations” shall mean all obligations defined as “Obligations” in the Guarantee and Collateral Agreement and the other Security Documents.

“Secured Parties” shall mean the “Secured Parties” as defined in the Guarantee and Collateral Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” shall mean the Mortgages, the Guarantee and Collateral Agreement, the Holdings Pledge Agreement, the Intellectual Property Security Agreements and each of the other instruments and documents executed and delivered with respect to the Collateral pursuant to Section 5.09.

“Significant Subsidiary” shall mean any Restricted Subsidiary that is a “Significant Subsidiary” within the meaning of Regulation S-X of the Securities Act of 1933, as amended.

“Similar Business” shall mean any business conducted or proposed to be conducted by the Borrower and its subsidiaries on the Closing Date or any business that is similar, reasonably related, incidental, ancillary or complementary thereto.

“Solvent” shall mean, with respect to any Person, (a) the consolidated fair value of the assets of such Person and its subsidiaries, at a fair valuation, will exceed their consolidated debts and liabilities, subordinated, contingent or otherwise; (b) the consolidated present fair saleable value of the property of such Person and its subsidiaries will be greater than the amount that will be required to pay the probable liability of their consolidated debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) such Person and its subsidiaries will be able to pay their consolidated debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) such Person and its subsidiaries, taken as a whole, will not have unreasonably small capital with which to conduct the business in which they are engaged. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SPC” shall have the meaning assigned to such term in Section 9.04(i).

“Specified Default” shall have the meaning assigned to such term in Section 2.13(b).

“Specified Equity Contribution” shall have the meaning assigned to such term in Article 7(d).

“Specified Indebtedness” shall have the meaning assigned to such term in the definition of “Restricted Payments”.

“Specified Institution” has the meaning set forth in Section 9.04(n).

“Specified Representations” shall mean the representations and warranties in Sections 3.01(a) and (d), 3.02(a) and Section 3.02(b)(i)(A)(y), 3.03, 3.10, 3.11, 3.16 (solely with respect to Collateral delivered or perfected on the Closing Date after Borrower’s commercially reasonable efforts to do so without undue burden or expense (it being understood that at a minimum (1) appropriate UCC-1 financing statements will be provided and (2) all certificated equity securities of the Borrower and its Domestic Subsidiaries will be delivered to the extent required by the Loan Documents)), 3.17 and 3.23.

“Sponsor” shall mean Providence Equity Partners Inc. and each of its Affiliates but excluding, however, any operating portfolio companies of any of the foregoing.

“Statutory Reserves” shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) applicable on the interest rate determination date (expressed as a decimal) established by the Board and applicable to any member of bank of the Federal Reserve System in respect of Eurocurrency Liabilities (as defined in Regulation D of the Board).

“Subordinated Indebtedness” shall mean any Indebtedness of the Borrower and the Guarantors which is by its terms subordinated in right of payment to the Obligations of the Borrower or such Guarantor, as applicable.

“subsidiary” or “Subsidiary” shall mean, with respect to any Person (herein referred to as the “parent”), any corporation, partnership, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned or held by the parent, one or more subsidiaries of the parent or a combination thereof. Unless otherwise specified, “subsidiary” shall mean any subsidiary of the Borrower.

“Subsidiary Guarantor” shall mean each Guarantor other than Holdings.

“Successor Company” shall have the meaning assigned to such term in Section 6.04(a)(i).

“Successor Person” shall have the meaning assigned to such term in Section 6.04(a)(i).

“Swingline Commitment” shall mean the commitment of the Swingline Lender to make loans pursuant to Section 2.22, as the same may be reduced from time to time pursuant to Section 2.09.

“Swingline Exposure” shall mean, at any time, the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Exposure of any Revolving Credit Lender at any time shall equal its Pro Rata Percentage of the aggregate Swingline Exposure at such time.

“Swingline Lender” shall mean (i) Bank of America, N.A., acting through any of its Affiliates or branches, in its capacity as lender of Swingline Loans hereunder, (ii) any other Person acting as Administrative Agent hereunder (to the extent agreed by Borrower and such Administrative Agent) or (iii) any other Lender designated by the Borrower and agreed to by the Administrative Agent who agrees to act in such capacity.

“Swingline Loan” shall mean any loan made by the Swingline Lender pursuant to Section 2.22.

“Taxes” shall mean any and all present or future taxes, levies, imposts, duties, deductions, charges, liabilities or withholdings imposed by any Governmental Authority (and any interest, penalties and additions to tax related thereto).

“Term Borrowing” shall mean a Borrowing comprised of Term Loans.

“Termination Date” shall mean the date upon which all Commitments have terminated, no Letters of Credit are outstanding (or if Letters of Credit remain outstanding, as to which an L/C Backstop exists), and the Loans and L/C Exposure, together with all interest, Fees and other non-contingent Obligations, have been paid in full in cash.

“Term Lender” shall mean a Lender with a Term Loan Commitment or an outstanding Term Loan.

“Term Loan Commitment” shall mean, with respect to each Lender, the commitment of such Lender to make Term Loans hereunder as set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender assumed its Term Loan Commitment or Term Loans, as applicable, as the same may be (a) reduced from time to time pursuant to Section 2.09 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The aggregate amount of the Term Loan Commitments as of the Closing Date is $780,000,000.

“Term Loan Maturity Date” shall mean October 4, 2018, as such date may be extended from time to time pursuant to Section 2.28.

“Term Loans” shall mean the term loans made by the Lenders to the Borrower pursuant to Section 2.01(a) and any Incremental Term Loans.

“Total Assets” shall mean total assets of the Borrower and its Restricted Subsidiaries on a consolidated basis prepared in accordance with GAAP, shown on the most recent balance sheet of the Borrower and its Restricted Subsidiaries delivered (or required to have been delivered) pursuant to Section 5.04 (or, prior to the delivery or required delivery of the first such financial statements, referred to in Section 3.05(b)).

“Total Revolving Credit Commitment” shall mean, at any time, the aggregate amount of the Revolving Credit Commitments, as in effect at such time. The Total Revolving Credit Commitment as of the Closing Date is $100,000,000.

“Transaction Expenses” shall mean any fees or expenses incurred or paid by the Borrower (or any direct or indirect parent of the Borrower) or any of its subsidiaries in connection with the Transactions (including expenses in connection with hedging transactions), this Agreement and the other Loan Documents and the transactions contemplated hereby and thereby.

“Transactions” shall mean, collectively, (a) the Acquisition, (b) the Edline Acquisition, (c) the Equity Contribution, (d) the funding of the Loans and the other transactions contemplated by this Agreement and the other Loan Documents, (e) the funding of the Second Lien Loans and the other transactions contemplated by the Second Lien Credit Agreement and the other Second Lien Loan Documents on the Closing Date, (f) the consummation of the refinancing of the Existing Debt as contemplated by Section 4.02(p) and (g) the payment of Transaction Expenses.

“Treasury Capital Stock” shall have the meaning set forth in Section 6.03(b)(ii).

“Type”, when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, the term “Rate” shall mean the Eurodollar Rate and the Base Rate.

“U.S. Laws” means the laws of the United States of America, any State thereof or the District of Columbia.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as in effect in any applicable jurisdiction from time to time.

“Unrestricted Subsidiary” shall mean:

(a) any subsidiary of the Borrower which at the time of determination is an Unrestricted Subsidiary (as designated by the Borrower, as provided in Section 5.10); and

(b) any subsidiary of an Unrestricted Subsidiary.

“USA PATRIOT Act” shall mean The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56).

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(a) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(b) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person shall mean a subsidiary of such Person, 100% of the Equity Interests of which (other than directors’ qualifying shares or, in the case of Foreign Subsidiaries, nominal amounts of shares required by law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.02. Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”; and the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. The words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement unless the context shall otherwise require. All references herein to Articles, Sections, paragraphs, clauses, subclauses, Exhibits and Schedules shall be deemed references to Articles, Sections, paragraphs, clauses and subclauses of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, the Consolidated First Lien Leverage Ratio, the Consolidated Leverage Ratio and the Consolidated Secured Debt Ratio (and the financial definitions used therein) shall be construed in accordance with GAAP as in effect from time to time; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower wishes to amend the Consolidated First Lien Leverage Ratio, the Consolidated Leverage Ratio, the Consolidated Secured Debt Ratio or any financial definition used therein to implement the effect of any change in GAAP or the application thereof occurring after the Closing Date on the operation thereof (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend the Consolidated First Lien Leverage Ratio, the Consolidated Leverage Ratio, the Consolidated Secured Debt Ratio or any financial definition used therein for such purpose), then the Borrower and the Administrative Agent shall negotiate in good faith to amend the Consolidated First Lien Leverage Ratio, the Consolidated Leverage Ratio, the Consolidated Secured Debt Ratio or the definitions used therein (subject to the approval of the Required Lenders or Required Revolving Lenders, as applicable) to preserve the original intent thereof in light of such changes in GAAP; provided that all determinations made pursuant to the Consolidated First Lien Leverage Ratio, the Consolidated Leverage Ratio, the Consolidated Secured Debt Ratio

or any financial definition used therein shall be determined on the basis of GAAP as applied and in effect immediately before the relevant change in GAAP or the application thereof became effective, until the Consolidated First Lien Leverage Ratio, the Consolidated Leverage Ratio, the Consolidated Secured Debt Ratio or such financial definition is amended.

Section 1.03. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Credit Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Credit Borrowing”).

Section 1.04. Rounding. The calculation of any financial ratios under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-down if there is no nearest number).

Section 1.05. References to Agreements and Laws. Unless otherwise expressly provided herein, (a) all references to documents, instruments and other agreements (including the Loan Documents and organizational documents) shall be deemed to include all subsequent amendments, restatements, amendments and restatements, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendments and restatements, supplements and other modifications are not prohibited by any Loan Document and (b) references to any law, statute, rule or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

Section 1.06. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.07. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Letter of Credit or any Letter of Credit Application related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such times.

Section 1.08. Timing of Payment or Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall be reflected in computing interest or fees, as the case may be; provided that with respect to any payment of interest on or principal of Eurodollar Loans, if such extension would cause any such payment to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

Section 1.09. Pro Forma Calculations. For purposes of determining compliance with any provision hereunder or whether any action is otherwise permitted to be taken hereunder, EBITDA, the Consolidated Leverage Ratio, the Consolidated Secured Debt Ratio, the Consolidated First Lien Leverage Ratio and Total Assets shall be calculated as follows (any such calculation as so determined, a “Pro Forma Basis”):

(a) In the event that the Borrower or any Restricted Subsidiary (i) incurs, redeems, retires or extinguishes any Indebtedness or (ii) issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which such ratio or amount is being calculated but prior to or simultaneously with the event for which the calculation of such ratio or amount is made (a “Ratio Calculation Date”), then such ratio or amount shall be calculated giving pro forma effect to such incurrence, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

(b) For purposes of making the computation referred to above, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) (each, a “Pro Forma Transaction”; and with any event in clause (a) above, a “Pro Forma Event”), in each case with respect to an operating unit of a business made (or committed to be made pursuant to a definitive agreement) during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the relevant Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Pro Forma Events had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Borrower or any of its Restricted Subsidiaries since the beginning of such period shall have undertaken any Pro Forma Event, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then such ratio or amount shall be calculated giving pro forma effect thereto for such period as if such Pro Forma Event had occurred at the beginning of the applicable four-quarter period.

(c) For purposes of this Section 1.09, whenever pro forma effect is to be given to any Pro Forma Event, any calculation on a Pro Forma Basis shall be made in good faith by a responsible financial or accounting officer of the Borrower and, at the request of the Administrative Agent, set forth in an Officer’s Certificate.

(d) For purposes of determining whether the incurrence, issuance or making of any Indebtedness, Disqualified Stock, Preferred Stock, Equity Interest, Restricted Payment, Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation is permitted hereunder, Total Assets, the Consolidated Secured Debt Ratio and the Consolidated Leverage Ratio shall be determined at the time such Indebtedness, Disqualified Stock, Preferred Stock, Equity Interest, Restricted Payment, Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation is incurred, issued or made, and no Default shall be deemed to have occurred solely as a result of a change in Total Assets, the Consolidated Secured Debt Ratio or the Consolidated Leverage Ratio, as applicable, occurring after the time such Indebtedness, Disqualified Stock, Preferred Stock, Equity Interest, Restricted Payment, Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation is incurred, issued or made.

ARTICLE 2

THE CREDITS

Section 2.01. Commitments. Subject to the terms and conditions herein set forth, each Lender agrees, severally and not jointly, (a) to make a Term Loan to the Borrower on the Closing Date in a principal amount not to exceed its Term Loan Commitment and (b) to make Revolving Loans to the Borrower, at any time and from time to time on and after the Closing Date, and until the earlier of the Revolving Credit Maturity Date and the termination of the Revolving Credit Commitment of such Lender in accordance with the terms hereof, in an aggregate principal amount at any time outstanding that will not result in such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Credit Commitment. Within the limits set forth in clause (b) of the preceding sentence and subject to the terms, conditions and limitations set forth herein, the Borrower may borrow, pay or prepay and reborrow Revolving Loans. Amounts paid or prepaid in respect of Term Loans may not be reborrowed.

Section 2.02. Loans.

(a) Each Loan (other than Swingline Loans) shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their applicable Commitments; provided, however, that the failure of any Lender to make any Loan shall not relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). Except for Loans deemed made pursuant to Section 2.02(f) and subject to Section 2.22, the Loans comprising any Borrowing shall be in an aggregate principal amount that is (i) in the case of Eurodollar Term Loans, an integral multiple of $500,000 and not less than $5,000,000, (ii) in the case of Base Rate Term Loans, an integral multiple of $100,000 and not less than $500,000, (iii) in the case of Eurodollar Revolving Loans, an integral multiple of $100,000 and not less than $1,000,000 and (iv) in the case of Base Rate Revolving Loans, an integral multiple of $100,000 and not less than $500,000, or equal to the remaining available balance of the applicable Commitments.

(b) Subject to Sections 2.02(f), 2.08 and 2.15, each Borrowing shall be comprised entirely of Base Rate Loans or Eurodollar Loans as the Borrower may request pursuant to Section 2.03. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement. Borrowings of more than one Type may be outstanding at the same time; provided, however, that the Borrower shall not be entitled to request any Borrowing that, if made, would result in more than twelve Eurodollar Borrowings outstanding hereunder at any time.

(c) Except with respect to Loans deemed made pursuant to Section 2.02(f) and subject to Sections 2.03 and 2.22, each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to such account in New York City as the Administrative Agent may designate not later than 1:00 p.m. and the Administrative Agent shall promptly wire transfer the amounts so received to an account designated by the Borrower in the applicable Borrowing Request or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders.

(d) Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (c) above and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower to but excluding the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrower, a rate per annum equal to the interest rate applicable to the Loans comprising such Borrowing at the time and (ii) in the case of such Lender, for the first such day, the Federal Funds Effective Rate, and for each day thereafter, the Base Rate plus the Applicable Percentage for Base Rate Revolving Loans. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender’s Loan as part of such Borrowing for purposes of this Agreement and (x) the Borrower’s obligation to repay the Administrative Agent such corresponding amount pursuant to this Section 2.02(d) shall cease and (y) if the Borrower pays such amount to the Administrative Agent, the amount so paid shall constitute a repayment of such Borrowing by such amount.

(e) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request any Eurodollar Borrowing if the Interest Period requested with respect thereto would end after the Revolving Credit Maturity Date or the Term Loan Maturity Date, as applicable.

(f) If the relevant Issuing Bank shall not have received from the Borrower the payment required to be made by within the time specified in such Section, such Issuing Bank will promptly notify the Administrative Agent of the L/C Disbursement and the Administrative Agent will promptly notify each Revolving Credit Lender of such L/C Disbursement and its Pro Rata Percentage thereof. Each Revolving Credit Lender shall pay by wire transfer of immediately available funds in dollars to the Administrative Agent not later than 2:00 p.m. on such date (or, if such Revolving Credit Lender shall have received such notice later than 12:00 (noon) on any day, not later than 10:00 a.m. on the immediately following Business Day), an amount equal to such Lender’s Pro Rata Percentage of such L/C Disbursement as determined above (it being understood that such amount shall be deemed to constitute a Base Rate Revolving Loan of such Lender and such payment shall be deemed to have reduced the L/C Exposure), and the Administrative Agent will promptly pay to the relevant Issuing Bank amounts so received by it from the Revolving Credit Lenders. The Administrative Agent will promptly pay to the Issuing Bank any amounts received by it from the Borrower pursuant to Section 2.23(e) prior to the time that any Revolving Credit Lender makes any payment pursuant to this paragraph (f); any such amounts received by the Administrative Agent thereafter will be promptly remitted by the Administrative Agent to the Revolving Credit Lenders that shall have made such payments and to such Issuing Bank, as their interests may appear. If any Revolving Credit Lender shall not have made its Pro Rata Percentage of such L/C Disbursement available to the Administrative Agent as provided above, such Lender and the Borrower severally agrees to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with this paragraph to but excluding the date such amount is paid, to the Administrative Agent for the account of the relevant Issuing Bank at (i) in the case of the Borrower, a rate per annum equal to the interest rate applicable to Revolving Loans pursuant to Section 2.06(a), and (ii) in the case of such Lender, for the first such day, the Federal Funds Effective Rate, and for each day thereafter, the interest rate applicable to Revolving Loans.

Section 2.03. Borrowing Procedure. In order to request a Borrowing (other than a Swingline Loan or a deemed Borrowing pursuant to Section 2.02(f), as to which this Section 2.03 shall not apply), the Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 1:00 p.m. three (3) Business Days before a proposed Borrowing, and (b) in the case of a Base Rate Borrowing, not later than 10:00 a.m. on the requested date of a proposed Borrowing. Each such telephonic request shall be irrevocable, shall be confirmed promptly by hand delivery or fax to the Administrative Agent of a written Borrowing Request and shall specify the following information: (i) whether the Borrowing then being requested is to be a Term Borrowing or a Revolving Credit Borrowing, and whether such Borrowing is to be a Eurodollar Borrowing or a Base Rate Borrowing; (ii) the date of such Borrowing (which shall be a Business Day); (iii) the number and location of the account to which funds are to be disbursed; (iv) the amount of such Borrowing; and (v) if such Borrowing is to be a Eurodollar Borrowing, the Interest Period with respect thereto; provided, however, that notwithstanding any contrary specification in any Borrowing Request, each requested Borrowing shall comply with the requirements set forth in Section 2.02. Except as otherwise provided in Section 2.10(b), if no election as to the Type of Borrowing is specified in any such notice, then the requested Borrowing shall be a Eurodollar Borrowing. If no Interest Period with respect to any Eurodollar Borrowing is specified in any such notice, then the Borrower shall be deemed to have selected an Interest Period of 1 month’s duration. The Administrative Agent shall promptly advise the applicable Lenders of any notice given pursuant to this Section 2.03 (and the contents thereof), and of each Lender’s portion of the requested Borrowing.

Section 2.04. Evidence of Debt; Repayment of Loans.

(a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender, (i) the principal amount of each Term Loan of such Lender as provided in Section 2.11 and (ii) on the Revolving Credit Maturity Date, the then unpaid principal amount of each Revolving Loan of such Lender made to the Borrower. The Borrower hereby promises to pay to the Swingline Lender on the Revolving Credit Maturity Date the then unpaid principal amount of each Swingline Loan made to the Borrower.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(c) The Administrative Agent shall maintain accounts in which it will record (i) the Borrower, (ii) the amount of each Loan made hereunder, the Class and Type thereof and, if applicable, the Interest Period applicable thereto, (iii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iv) the amount of any sum received by the Administrative Agent hereunder from the Borrower or any Guarantor and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraphs (b) and (c) above shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it hereunder be evidenced by a promissory note. In such event, the Borrower shall execute and deliver to such Lender a promissory note payable to such Lender and its permitted registered assigns in form and substance reasonably acceptable to the Administrative Agent.

Section 2.05. Fees.

(a) The Borrower agrees to pay to each Revolving Credit Lender, through the Administrative Agent, on the last day of March, June, September and December of each year, commencing with the first such date to occur after the Closing Date, and on each date on which the Revolving Credit Commitment of such Lender shall expire or be terminated as provided herein, a commitment fee (a “Commitment Fee”) equal to such Revolving Credit Lender’s Pro Rata Percentage of the amount equal to the Applicable Percentage per annum times the actual daily amount by which the Total Revolving Credit Commitments exceed the sum of (x) the aggregate outstanding principal amount of the Revolving Loans on such day and (y) the amount of L/C Exposure on such day during the calendar quarter then ending (or other period commencing with the Closing Date or ending with the Revolving Credit Maturity Date or the date on which the Revolving Credit Commitment of such Lender shall be terminated). Notwithstanding anything herein to the contrary, Swingline Loans shall not be considered usage in the calculation of the Commitment Fee.

(b) The Borrower agrees to pay to the Administrative Agent, for its own account, the administrative agency fees set forth in the Fee Letter at the times and in the amounts specified therein (the “Administration Fee”).

(c) The Borrower agrees to pay (i) to each Revolving Credit Lender, through the Administrative Agent, on the last day of March, June, September and December of each year, and on the date on which the Revolving Credit Commitment of such Lender shall be terminated as provided herein, a fee (an “L/C Participation Fee”) calculated on such Lender’s Pro Rata Percentage of the daily aggregate undrawn amounts of all outstanding Letters of Credit during the calendar quarter then ending (or shorter period commencing with the Closing Date or ending with the Revolving Credit Maturity Date or the date on which all Letters of Credit have been canceled or have expired and the Revolving Credit Commitments of all Lenders shall have been terminated) at a rate per annum equal to the Applicable Percentage from time to time used to determine the interest rate on Eurodollar Revolving Credit Borrowings minus the Issuing Bank Fees referred to in clause (ii)(A) below, and (ii) to the Issuing Bank (A) with respect to each outstanding Letter of Credit a fronting fee that shall accrue at a rate of 0.125% per annum (or such lesser rate as shall be separately agreed upon between the Borrower and the Issuing Bank) on the undrawn amount of such Letter of Credit, payable quarterly in arrears on the last day of March, June, September and December of each year, commencing with the first such date to occur after the Closing Date, and upon expiration of the applicable Letter of Credit or any earlier termination of the Revolving Credit Commitment and (B) within 30 days after demand therefor the Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit issued by such Issuing Bank or processing of drawings thereunder (the fees in this clause (ii) being collectively the “Issuing Bank Fees”).

(d) All Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days, and shall be paid, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders and the Issuing Bank, except that the Issuing Bank Fees shall be paid directly to the Issuing Bank. Once paid, none of the Fees shall be refundable under any circumstances.

Section 2.06. Interest on Loans.

(a) Subject to the provisions of Section 2.07, the Loans comprising each Base Rate Borrowing, including each Swingline Loan, shall bear interest at a rate per annum equal to the Base Rate plus the Applicable Percentage in effect from time to time with respect to such Borrowing.

(b) Subject to the provisions of Section 2.07, the Loans comprising each Eurodollar Borrowing shall bear interest at a rate per annum equal to the Adjusted Eurodollar Rate for the Interest Period in effect or, pursuant to Section 2.10(b), deemed to be in effect, for such Borrowing plus the Applicable Percentage in effect from time to time with respect to such Borrowing.

(c) Interest, including interest payable pursuant to Section 2.07, shall be computed on the basis of the actual number of days elapsed over a year of 360 days (or, with respect to the Base Rate, over a year of 365 or 366 days, as applicable) and shall be calculated from and including the date of the relevant Borrowing to, but excluding, the date of repayment thereof. Interest on each Loan shall be payable on the Interest Payment Dates applicable to such Loan, except as otherwise provided in this Agreement. The applicable Base Rate or Adjusted Eurodollar Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.07. Default Interest. If the Borrower shall default in the payment when due of any principal of or interest on any Loan (after giving effect to any applicable grace periods), by acceleration or otherwise, then, upon the request of the Required Lenders, until such defaulted amount shall have been paid in full, to the extent permitted by law, such overdue amount shall bear interest (after as well as before judgment), payable on demand, (a) in the case of principal of a Loan, at the rate otherwise applicable to such Loan pursuant to Section 2.06 plus 2.00% per annum and (b) in all other cases, at a rate per annum equal to the rate that would be applicable to a Base Rate Revolving Loan plus 2.00% per annum.

Section 2.08. Alternate Rate of Interest. In the event, and on each occasion, that on the day two (2) Business Days prior to the commencement of any Interest Period for a Eurodollar Borrowing the Administrative Agent shall have reasonably determined that dollar deposits in the principal amounts of the Loans comprising such Borrowing are not generally available in the London interbank market, or that the rates at which dollar deposits are being offered in the London interbank market will not adequately and fairly reflect the cost to any participating Lender of making or maintaining its Eurodollar Loan during such Interest Period, or that reasonable means do not exist for ascertaining the Adjusted Eurodollar Rate for such Interest Period, the Administrative Agent shall, as soon as practicable thereafter, give written or fax notice of such determination to the Borrower and the Lenders. In the event of any such determination, until the Administrative Agent shall have advised the Borrower and the participating Lenders that the circumstances giving rise to such notice no longer exist (which the Administrative Agent agrees to give promptly after such circumstances no longer exist), any request by the Borrower for a Eurodollar Borrowing shall be deemed to be a request for a Base Rate Borrowing. Each determination by the Administrative Agent under this Section 2.08 shall be conclusive absent manifest error.

Section 2.09. Termination and Reduction of Commitments.

(a) The Term Loan Commitments shall automatically terminate upon the making of the Term Loans on the Closing Date. The Revolving Credit Commitments and the Swingline Commitment shall automatically terminate on the Revolving Credit Maturity Date. The L/C Commitment shall automatically terminate on the earlier to occur of (i) the termination of the Revolving Credit Commitments and (ii) the Revolving Credit Maturity Date, unless otherwise agreed by each Issuing Bank and the Borrower.

(b) Upon at least three (3) Business Days’ prior written or fax notice to the Administrative Agent, the Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Revolving Credit Commitments or the Swingline Commitment; provided, however, that (i) each partial reduction of the Revolving Credit Commitments shall be in an integral multiple of $100,000 and in a minimum amount of $1,000,000, (ii) each partial reduction of the Swingline Commitment shall be in an integral multiple of $100,000 and in a minimum amount of $500,000 and (iii) the Total Revolving Credit Commitment shall not be reduced to an amount that is less than the Aggregate Revolving Credit Exposure then in effect (after giving effect to any repayment or prepayment effected simultaneously therewith). Any notice given by the Borrower pursuant to this Section 2.09(b) shall be irrevocable; provided that any such notice delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other financing arrangements, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(c) Each reduction in the Revolving Credit Commitments hereunder shall be made ratably among the Lenders in accordance with their respective applicable Commitments; provided that the Swingline Commitment shall not be reduced unless the Revolving Credit Commitment is reduced to an amount less than the Swingline Commitment then in effect (and then only to the extent of such deficit). The Borrower shall pay to the Administrative Agent for the account of the Revolving Credit Lenders, on the date of each termination or reduction of the Revolving Credit Commitments, the Commitment Fees on the amount of the Revolving Credit Commitments so terminated or reduced accrued to but excluding the date of such termination or reduction.

Section 2.10. Conversion and Continuation of Borrowings. The Borrower shall have the right at any time upon prior written or fax notice substantially in the form of the Conversion/Continuation Notice (or telephone notice promptly confirmed by written or fax notice substantially in the form of the Conversion/Continuation Notice) to the Administrative Agent (i) not later than 1:00 p.m., on the requested date of conversion, to convert any Eurodollar Borrowing into a Base Rate Borrowing and (ii) not later than 1:00 p.m., three (3) Business Days prior to conversion or continuation, to convert any Base Rate Borrowing into a Eurodollar Borrowing or to continue any Eurodollar Borrowing as a Eurodollar Borrowing for an additional Interest Period, subject in each case to the following:

(a) each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of the Loans comprising the converted or continued Borrowing;

(b) if less than all the outstanding principal amount of any Borrowing shall be converted or continued, then each resulting Borrowing shall satisfy the limitations specified in Sections 2.02(a) and 2.02(b) regarding the principal amount and maximum number of Borrowings of the relevant Type;

(c) each conversion shall be effected by each Lender and the Administrative Agent recording, for the account of such Lender, the Type of such Loan resulting from such conversion and reducing the Loan (or portion thereof) of such Lender being converted by an equivalent principal amount; accrued interest on any Eurodollar Loan (or portion thereof) being converted shall be paid by the Borrower at the time of conversion; and

(d) if any Eurodollar Borrowing is converted at a time other than the end of the Interest Period applicable thereto, the Borrower shall pay, upon demand, any amounts due to the Lenders pursuant to Section 2.16.

Each notice pursuant to this Section 2.10 shall be substantially in the form of the Conversion/Continuation Notice and shall be irrevocable (subject to Sections 2.08 and 2.15) and shall refer to this Agreement and specify (i) the identity and amount of the Borrowing that the Borrower requests be converted or continued, (ii) whether such Borrowing is to be converted to or continued as a Eurodollar Borrowing or a Base Rate Borrowing, (iii) if such notice requests a conversion, the date of such conversion (which shall be a Business Day) and (iv) if such Borrowing is to be converted to or continued as a Eurodollar Borrowing, the Interest Period with respect thereto. If no Interest Period is specified in any such notice with respect to any conversion to or continuation as a Eurodollar Borrowing, the Borrower shall be deemed to have selected an Interest Period of 1 month’s duration. The Administrative Agent shall advise the Lenders of any notice given pursuant to this Section 2.10 and of each Lender’s portion of any converted or continued Borrowing. If the Borrower shall not have given notice in accordance with this Section 2.10 to continue any Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.10 to convert such Borrowing), such Borrowing shall, at the end of the Interest Period applicable thereto (unless repaid pursuant to the terms hereof), automatically be continued into a Eurodollar Borrowing with an Interest Period of 1 month’s duration. This Section shall not apply to Swingline Loans.

Section 2.11. Repayment of Borrowings.

(a) The Borrower shall repay to the Administrative Agent in dollars for the ratable account of the Term Lenders on March 31, June 30, September 30 and December 31 of each year, commencing with the first full fiscal quarter ended after the Closing Date, an aggregate amount equal to 0.25% of the aggregate principal amount of the Term Loans advanced on the Closing Date (which payments in each case shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.12(b) and 2.13(e)).

(b) To the extent not previously paid, all Term Loans shall be due and payable on the Term Loan Maturity Date, together with accrued and unpaid interest on the principal amount to be paid to but excluding the date of payment.

(c) The Borrower shall repay to the Administrative Agent in dollars for the ratable account of the Revolving Lenders on the Revolving Credit Maturity Date the aggregate principal amount of the Revolving Loans outstanding on such date.

(d) The Borrower shall repay each Swingline Loan on the earlier to occur of (i) the date ten (10) Business Days after such Swingline Loan is made and (ii) the Revolving Credit Maturity Date.

(e) All repayments pursuant to this Section 2.11 shall be subject to Section 2.16, but shall otherwise be without premium or penalty.

Section 2.12. Optional Prepayment.

(a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing, in whole or in part, upon at least three (3) Business Days’ prior written or fax notice by the Borrower (or telephone notice promptly confirmed by written or fax notice) in the case of Eurodollar Loans, or written or fax notice by the Borrower (or telephone notice promptly confirmed by written or fax notice) on the date of prepayment in the case of Base Rate Loans, to the Administrative Agent before 1:00 p.m.; provided, however, that (i) with respect to Eurodollar Terms Loans each partial prepayment shall be in an amount that is an integral multiple of $500,000 and not less than $5,000,000, (ii) with respect to Base Rate Term Loans each partial payment shall be in an amount that is an integral multiple of $100,000 and not less than $500,000, (iii) with respect to Eurodollar Revolving Loans each partial payment shall be in an amount that is an integral multiple of $100,000 and not less than $1,000,000 and (iv) with respect to Base Rate Revolving Loans each partial payment shall be in an amount that is an integral multiple of $100,000 and not less than $500,000.

(b) Optional prepayments of Term Loans shall be applied against the remaining scheduled installments of principal due in respect of the Term Loans under Section 2.11 in the manner specified by the Borrower or, if not so specified on or prior to the date of such optional prepayment, in direct order of maturity. Optional prepayments of Term Loans and any Incremental Term Loans shall be applied ratably among the outstanding Term Loans and Incremental Term Loans.

(c) Each notice of prepayment shall specify the prepayment date and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the Borrower to prepay such Borrowing by the amount stated therein on the date stated therein; provided that if a notice of optional prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09. All prepayments under this Section 2.12 shall be subject to Section 2.16 but otherwise without premium or penalty (except as otherwise provided in Section 2.12(d) below). All Eurodollar Loan prepayments under this Section 2.12 shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to but excluding the date of payment.

(d) If the Borrower makes any prepayment of the Term Loans pursuant to Section 2.12(a) or Section 2.13(d) in connection with any Repricing Transaction (x) on or prior to the first anniversary of the Closing Date, the Borrower shall pay to the Administrative Agent, for the ratable account of each Term Lender, a prepayment premium of 2% of the principal amount of such Term Loans being prepaid or, in the case of a Repricing Transaction in the form of an amendment to this Agreement, principal amount of Term Loans outstanding immediately prior to such amendment and (y) after the first anniversary of the Closing Date, but on or prior to the second anniversary of the Closing Date, the Borrower shall pay to the Administrative Agent, for the ratable account of each Term Lender, a prepayment premium of 1% of the principal amount of such Term Loans being prepaid or, in the case of a Repricing Transaction in the form of an amendment to this Agreement, principal amount of Term Loans outstanding immediately prior to such amendment. In addition, any Non-Consenting Lender that is replaced pursuant to Section 2.21 in connection with any Repricing Transaction (x) on or prior to the first anniversary of the Closing Date shall be paid, without duplication, a premium of 2% of the amount of such Non-Consenting Lender’s Term Loans that are assigned to one or more Persons pursuant to such section and (y) after the first anniversary of the Closing

Date, but on or prior to the second anniversary of the Closing Date shall be paid, without duplication, a premium of 1% of the amount of such Non-Consenting Lender’s Term Loans that are assigned to one or more Persons pursuant to such section.

Section 2.13. Mandatory Prepayments.

(a) The Borrower shall, on the date of termination of all Revolving Credit Commitments, repay or prepay all of its outstanding Revolving Credit Borrowings and all outstanding Swingline Loans and replace or cause to be canceled (or provide an L/C Backstop or make other arrangements reasonably satisfactory to the relevant Issuing Bank with respect to) all of its outstanding Letters of Credit. If, after giving effect to any partial reduction of the Revolving Credit Commitments, the Aggregate Revolving Credit Exposure would exceed the Total Revolving Credit Commitment, then the Borrower shall, on the date of such reduction, repay or prepay Revolving Credit Borrowings or Swingline Loans (or a combination thereof) and, after the Revolving Credit Borrowings and Swingline Loans shall have been repaid or prepaid in full, replace or cause to be canceled (or provide an L/C Backstop or make other arrangements reasonably satisfactory to the relevant Issuing Bank with respect to) Letters of Credit in an amount sufficient to eliminate such excess.

(b) Not later than the tenth Business Day following the receipt by the Borrower or any of its Restricted Subsidiaries of Net Cash Proceeds in respect of any Prepayment Asset Sale or Prepayment Property Loss Event, the Borrower shall apply an amount equal to 100% of the Net Cash Proceeds received by the Borrower or such Restricted Subsidiaries with respect thereto (subject to the restrictions set forth herein) to prepay outstanding Term Loans in accordance with Section 2.13(e); provided, however, that, except as provided in the next sentence, if (x) prior to the date any such prepayment is required to be made, the Borrower notifies the Administrative Agent of its intent to reinvest such Net Cash Proceeds in assets of a kind then used or usable in the business of the Borrower and its Restricted Subsidiaries and (y) no Event of Default shall have occurred and be continuing at the time of such notice, and no Event of Default under clause (a), (b), (g) or (h) of Article 7 (each, a “Specified Default”) shall have occurred and shall be continuing at the time of proposed reinvestment (unless, in the case of such Specified Default, such reinvestment is made pursuant to a binding commitment entered into at a time when no Specified Default was continuing), then the Borrower shall not be required to prepay Term Loans hereunder in respect of such Net Cash Proceeds to the extent that such Net Cash Proceeds are so reinvested within 12 months after the date of receipt of such Net Cash Proceeds (or, within such 12 month period, the Borrower or any of its Restricted Subsidiaries enters into a binding commitment to so reinvest in such Net Cash Proceeds, and such Net Cash Proceeds are so reinvested within 180 days after the expiration of such 12 month period); provided, however, that if any Net Cash Proceeds are not reinvested on or prior to the last day of the applicable application period, such Net Cash Proceeds shall be applied within five (5) Business Days to the prepayment of the Term Loans as set forth above (without regard to the immediately preceding proviso).

(c) No later than the tenth Business Day following the delivery of the Section 5.04 Financials (commencing with the fiscal year ended December 31, 2012), the Borrower shall prepay outstanding Term Loans in accordance with Section 2.13(e) in an aggregate principal amount equal to the excess, if any, of (i) the applicable ECF

Percentage of Excess Cash Flow for the fiscal year then ended over (ii) the sum of the aggregate principal amount of Term Loans and Revolving Loans (to the extent accompanied by a permanent reduction of the Revolving Credit Commitments) prepaid pursuant to Section 2.12 and Section 2.13(b) plus the aggregate principal amount of Second Lien Loans prepaid pursuant to Section 2.12 and Section 2.13(b) of the Second Lien Credit Agreement, as applicable, during such fiscal year or on or prior to the date such payment is required to be made (without duplication in any succeeding period), in each case to the extent such prepayments are not funded with the proceeds of long-term Indebtedness (other than revolving Indebtedness).

(d) In the event that the Borrower or any of its Restricted Subsidiaries shall receive Net Cash Proceeds from the issuance or incurrence of Indebtedness (other than any cash proceeds from the issuance or incurrence of Indebtedness permitted pursuant to Section 6.01), the Borrower shall no later than the tenth Business Day next following the receipt of such Net Cash Proceeds, apply an amount equal to 100% of such Net Cash Proceeds to prepay outstanding Term Loans in accordance with Section 2.13(e). In addition, if at any time the Borrower or any of its Restricted Subsidiaries makes a voluntary prepayment, repurchase or redemption with respect to any Additional Pari Passu Notes or any Credit Agreement Refinancing Indebtedness with respect thereto, the Borrower shall, simultaneously therewith, prepay a percentage of the aggregate outstanding principal amount of the Term Loans equal to the percentage of the aggregate principal amount of Additional Pari Passu Notes (or series thereof) or Refinancing Indebtedness so prepaid.

(e) All prepayments required by Sections 2.13(b), (c) and (d) shall be applied to the repayment of the Term Loans until paid in full (applied against the remaining scheduled installments of principal due in respect of the Term Loans as directed by the Borrower or, in the absence of such direction, in the direct order of maturity). Mandatory prepayments of Term Loans and any Incremental Term Loans, in each case, required by Sections 2.13(b), (c) and (d) shall be applied ratably among the outstanding Term Loans and Incremental Term Loans.

(f) With respect to any prepayment required by Sections 2.13(b), (c) and (d), the Borrower may, in its sole discretion, give the Term Lenders the option to elect not to accept all or a portion of such prepayment. The Borrower shall notify the Administrative Agent of its election to grant such option to the Term Lenders on or before the applicable date set forth in Section 2.13(b), (c) or (d) for such prepayment. Promptly after the receipt of such notice, the Administrative Agent shall provide written notice to the Term Lenders of the option granted by the Borrower. Any Term Lender declining such prepayment shall give written notice thereof to the Administrative Agent by 1:00 p.m. no later than two (2) Business Days after the date of such notice from the Administrative Agent. On such date the Administrative Agent shall then provide written notice to the Borrower of the Lenders declining such prepayment, the amount so declined and the aggregate amount of such prepayment. Notwithstanding anything herein to the contrary, the Borrower shall prepay the Loans as set forth in Section 2.13(b), (c) or (d) within two (2) Business Days after its receipt of notice from the Administrative Agent of the aggregate amount of such prepayment, and amounts declined by the Term Lenders shall be applied to the repayment of the Second Lien Loans to the extent required by the Second Lien Credit Agreement.

Section 2.14. Reserve Requirements; Change in Circumstances.

(a) Notwithstanding any other provision of this Agreement, if any Change in Law shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by any Lender or any Issuing Bank (except any such reserve requirement which is reflected in the Adjusted Eurodollar Rate); subject any Lender to any Taxes with respect to this Agreement or any Loan made hereunder, or change the basis of taxation of payments to that Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 2.20 and the imposition of, or any change in the rate of, any Excluded Tax payable by the Lender); or impose on such Lender or such Issuing Bank or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein, and the result of any of the foregoing shall be to increase the cost to such Lender or such Issuing Bank of making or maintaining any Eurodollar Loan or increase the cost to any Lender of issuing or maintaining any Letter of Credit or purchasing or maintaining a participation therein or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or otherwise) by an amount deemed by such Lender or such Issuing Bank to be material, then the Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or any Issuing Bank shall have determined that any Change in Law regarding capital adequacy has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made or participations in Loans purchased by such Lender pursuant hereto or the Letters of Credit issued by such Issuing Bank or participations purchased pursuant hereto to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy) by an amount deemed by such Lender or such Issuing Bank to be material, then the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as applicable, as specified in paragraph (a) or (b) above shall be delivered to the Borrower, shall describe the applicable Change in Law, the resulting costs incurred or reduction suffered (including a calculation thereof), certifying that such Lender is generally charging such amounts to similarly situated borrowers and shall be conclusive absent manifest error. The Borrower shall pay such Lender or such Issuing Bank, as applicable, the amount shown as due on any such certificate delivered by it within 30 days after its receipt of the same.

(d) Failure or delay on the part of any Lender or any Issuing Bank to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be under any obligation to compensate any Lender or any Issuing Bank under paragraph (a) or (b) above with respect to increased costs or reductions with respect to any period prior to the date that is 180 days prior to such request; provided further, that the foregoing limitation shall not apply to any increased costs or reductions arising out of the retroactive application of any Change in Law within such 180-day period. The protection of this Section shall be available to each Lender and the respective Issuing Bank regardless of any possible contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed; provided that if, after the payment of any amounts by the Borrower under this Section, any Change in Law in respect of which a payment was made is thereafter determined to be invalid or inapplicable to the relevant Lender or Issuing Bank, then such Lender or Issuing Bank shall, within 30 days after such determination, repay any amounts paid to it by the Borrower hereunder in respect of such Change in Law.

(e) Except as expressly stated in this Section 2.14, this Section 2.14 shall not apply to any Change in Law with respect to Taxes and any such Change in Law shall be governed exclusively by Section 2.20.

Section 2.15. Change in Legality.

(a) Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Administrative Agent:

(i) such Lender may declare that Eurodollar Loans will not thereafter (for the duration of such unlawfulness) be made by such Lender hereunder (or be continued for additional Interest Periods) and Base Rate Loans will not thereafter (for such duration) be converted into Eurodollar Loans, whereupon any request for a Eurodollar Borrowing (or to convert a Base Rate Borrowing to a Eurodollar Borrowing or to continue a Eurodollar Borrowing for an additional Interest Period) shall, as to such Lender only, be deemed a request for a Base Rate Loan (or a request to continue a Base Rate Loan as such for an additional Interest Period or to convert a Eurodollar Loan into a Base Rate Loan, as the case may be), unless such declaration shall be subsequently withdrawn; and

(ii) such Lender may require that all outstanding Eurodollar Loans made by such Lender shall be converted to Base Rate Loans, in which event all such Eurodollar Loans shall be automatically converted to Base Rate Loans as of the effective date of such notice as provided in paragraph (b) below.

In the event any Lender shall exercise its rights under clause (i) or (ii) above, all payments and prepayments of principal that would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted

Eurodollar Loans of such Lender shall instead be applied to repay the Base Rate Loans made by such Lender in lieu of, or resulting from the conversion of, such Eurodollar Loans.

(b) For purposes of this Section 2.15, a notice to the Borrower by any Lender shall be effective as to each Eurodollar Loan made by such Lender, if lawful, on the last day of the Interest Period then applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower. Such Lender shall withdraw such notice promptly following any date on which it becomes lawful for such Lender to make and maintain Eurodollar Loans or give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan.

Section 2.16. Indemnity. The Borrower shall indemnify each Lender against any loss or expense that such Lender may sustain or incur as a consequence of (a) any event, other than a default by such Lender in the performance of its obligations hereunder, which results in (i) such Lender receiving or being deemed to receive any amount on account of the principal of any Eurodollar Loan prior to the end of the Interest Period in effect therefor, (ii) the conversion of any Eurodollar Loan to a Base Rate Loan, or the conversion of the Interest Period with respect to any Eurodollar Loan, in each case other than on the last day of the Interest Period in effect therefor, or (iii) any Eurodollar Loan to be made by such Lender (including any Eurodollar Loan to be made pursuant to a conversion or continuation under Section 2.10) not being made after notice of such Loan shall have been given by the Borrower hereunder (any of the events referred to in this clause (a) being called a “Breakage Event”) or (b) any default in the making of any payment or prepayment required to be made hereunder. In the case of any Breakage Event, such loss shall include an amount equal to the excess, as reasonably determined by such Lender, of (i) its cost of obtaining funds for the Eurodollar Loan that is the subject of such Breakage Event for the period from the date of such Breakage Event to the last day of the Interest Period in effect (or that would have been in effect) for such Loan over (ii) the amount of interest likely to be realized by such Lender in redeploying the funds released or not utilized by reason of such Breakage Event for such period (exclusive of any loss of anticipated profits). A certificate of any Lender setting forth any amount or amounts which such Lender is entitled to receive pursuant to this Section 2.16 shall be delivered to the Borrower and shall be conclusive absent manifest error.

Section 2.17. Pro Rata Treatment. Except as otherwise expressly provided herein, each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of the Commitment Fee and the L/C Participation Fee, each reduction of the Revolving Credit Commitments and each conversion of any Borrowing to or continuation of any Borrowing as a Borrowing of any Type shall be allocated pro rata among the Lenders entitled thereto in accordance with their respective applicable Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their respective applicable outstanding Loans). For purposes of determining the available Revolving Credit Commitments of the Lenders at any time, each outstanding Swingline Loan shall be deemed to have utilized the Revolving Credit Commitments of the Lenders (including those Lenders which shall not have made Swingline Loans) pro rata in accordance with such respective Revolving Credit Commitments. Each Lender agrees that in computing such Lender’s portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender’s percentage of such Borrowing to the next higher or lower whole dollar amount.

Section 2.18. Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker’s lien, setoff or counterclaim against the Borrower or any other Loan Party, or pursuant to a secured claim under Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Loan or L/C Disbursement as a result of which the unpaid principal portion of its Loans and participations in L/C Disbursements shall be proportionately less than the unpaid principal portion of the Loans and participations in L/C Disbursements of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans and L/C Exposure of such other Lender, so that the aggregate unpaid principal amount of the Loans and L/C Exposure and participations in Loans and L/C Exposure held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans and L/C Exposure then outstanding as the principal amount of its Loans and L/C Exposure prior to such exercise of banker’s lien, setoff or counterclaim or other event was to the principal amount of all Loans and L/C Exposure outstanding prior to such exercise of banker’s lien, setoff or counterclaim or other event; provided, however, that (i) if any such purchase or purchases or adjustments shall be made pursuant to this Section 2.18 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest and (ii) the provisions of this Section 2.18 shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant. The Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Loan or L/C Disbursement deemed to have been so purchased may exercise any and all rights of banker’s lien, setoff or counterclaim with respect to any and all moneys owing by the Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to the Borrower in the amount of such participation.

Section 2.19. Payments.

(a) The Borrower shall make each payment (including principal of or interest on any Borrowing or any L/C Disbursement or any Fees or other amounts) hereunder and under any other Loan Document not later than 2:00 p.m. on the date when due in immediately available dollars, without condition or deduction for any setoff (except as otherwise provided herein), defense, recoupment or counterclaim. Each such payment (other than (i) Issuing Bank Fees, which shall be paid directly to the relevant Issuing Bank, (ii) principal of and interest on Swingline Loans, which shall be paid directly to the Swingline Lender, except as otherwise provided in Section 2.22(e) and (iii) amounts payable under Sections 2.14, 2.16, 2.20 or 2.21, which shall be paid directly to the Person entitled thereto) shall be made to the Administrative Agent at its offices specified in Section 9.01. All payments hereunder and under the other Loan Documents shall be made in dollars. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. All payments received by the Administrative Agent after 2:00 p.m. shall, at the Administrative Agent’s option, be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b) (i) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurodollar Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 noon on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.03 (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.03) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii) Unless the Administrative Agent shall have received notice from the Borrower prior to the time at which any payment is due to the Administrative Agent for the account of the Lenders or Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the Issuing Bank, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article 2, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Event set forth in Article 4 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d) The obligations of the Lenders hereunder to make Term Loans and Revolving Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.05(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 9.05(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 9.05(c).

Section 2.20. Taxes.

(a) Any and all payments by or on account of any obligation of the Borrower or any other Loan Party hereunder or under any other Loan Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if an applicable withholding agent is required to withhold or deduct any Indemnified Taxes or Other Taxes from any such payment, then (i) the sum payable by the applicable Loan Party shall be increased as necessary so that after all required deductions or withholdings have been made (including deductions or withholdings applicable to additional sums payable under this Section) the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable withholding agent shall make such deductions or withholdings and (iii) the applicable withholding agent shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) The Borrower shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or such Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower or any other Loan Party hereunder or under any other Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section), and any Other Taxes, and any reasonable expenses arising therefrom or with respect thereto, (but not penalties or interest attributable solely to the gross negligence, bad faith or willful misconduct of, or material breach of its obligations under this Agreement or the other Loan Documents by, the Administrative Agent, a Lender or an Issuing Bank)) in each case, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or an Issuing Bank, or by the Administrative Agent on behalf of itself, a Lender or an Issuing Bank, shall be conclusive absent manifest error.

(d) Each Lender and Issuing Bank shall, and does hereby, indemnify the Borrower and the Administrative Agent, and shall make payment in respect thereof within 10 days after demand therefor, against any and all Taxes and any and all related losses, claims, liabilities, penalties, interest and expenses (including the fees, charges and disbursements of any counsel for the Borrower or the Administrative Agent) incurred by or asserted against the Borrower or the Administrative Agent by any Governmental Authority as a result of the failure by such Lender or such Issuing Bank, as the case may be, to deliver, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Lender or such Issuing Bank, as the case may be, to the Borrower or the Administrative Agent pursuant to subsection (f) or (g) as applicable. Each Lender and Issuing Bank hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or such Issuing Bank, as the case may be, under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (d). The agreements in this clause (d) shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

(e) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower or any other Loan Party to a Governmental Authority, the Borrower shall deliver to the Administrative Agent a copy of the receipt issued by such Governmental Authority reasonably acceptable to the Administrative Agent evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f) Each Foreign Lender shall (i) furnish to the Borrower and the Administrative Agent on or before the date it becomes a party to the Agreement either (A) 2 accurate and complete originally executed copies of U.S. Internal Revenue Service (“IRS”) Form W-8BEN (or successor form), (B) 2 accurate and complete originally executed copies of IRS Form W-8ECI (or successor form) or (C) 2 accurate and complete originally executed copies of IRS Form W-8IMY (or successor form) together with any required attachments, certifying, in any case, such Foreign Lender’s legal entitlement to an exemption or reduction of U.S. federal withholding tax with respect to any applicable payments hereunder and (ii) provide to the Borrower (with a copy to the Administrative Agent) a new Form W-8BEN (or successor form), Form W-8ECI (or successor form) or Form W-8IMY (or successor form) together with any required attachments upon (A) the expiration or obsolescence of any previously delivered form to reconfirm any complete exemption from, or any entitlement to a reduction in, U.S.

federal withholding tax with respect to any payment hereunder, (B) the occurrence of any event requiring a change in the most recent form previously delivered by it and (C) from time to time at the reasonable request of the Borrower or the Administrative Agent or, in each case, promptly notify the Borrower and the Administrative Agent of its inability to do so; provided that any Foreign Lender that is relying on the so-called “portfolio interest exemption” shall also furnish a “Non-Bank Certificate” in a form that is customary and reasonably acceptable to the Administrative Agent together with a Form W-8BEN. Notwithstanding any other provision of this Agreement, a Foreign Lender shall not be required to deliver any form pursuant to this paragraph that such Foreign Lender is not legally eligible to deliver.

(g) Any Lender or Issuing Bank that is a United States person, as defined in Section 7701(a)(30) of the Code, shall deliver to the Borrower (with a copy to the Administrative Agent), at the times specified in Section 2.20(f), two (2) accurate and complete original signed copies of IRS Form W-9, or any successor form that such Person is entitled to provide at such time, in order to qualify for an exemption from United States federal backup withholding requirements.

(h) If the Administrative Agent, a Lender or an Issuing Bank determines, in its sole discretion, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including any taxes imposed on such refund or interest) of the Administrative Agent, such Lender or such Issuing Bank, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that (i) the Borrower, upon the request of the Administrative Agent, such Lender or such Issuing Bank, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or such Issuing Bank in the event the Administrative Agent, such Lender or such Issuing Bank is required to repay such refund to such Governmental Authority and (ii) nothing herein contained shall interfere with the right of a Lender or the Administrative Agent to arrange its tax affairs in whatever manner it thinks fit nor oblige any Lender or the Administrative Agent to claim any tax refund or to make available its tax returns or disclose any information relating to its tax affairs or any computations in respect thereof or require any Lender, the Administrative Agent or Issuing Bank to do anything that would prejudice its ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled.

(i) If any Lender, Issuing Bank or the Administrative Agent determines, in its sole discretion, that it is entitled to receive a refund in respect of any Indemnified Taxes or Other Taxes as to which indemnification or additional amounts have been paid to it by the Borrower pursuant to this Section 2.20, it shall notify the Borrower thereof and, upon the Borrower’s request therefor, (i) use its commercially reasonable efforts (at the Borrower’s sole cost and expense) to apply for and receive such refund and (ii) if such refund is so received, upon receipt thereof promptly remit such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower under this Section 2.20 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund) to the Borrower, net of all out of pocket costs and expenses of such Lender, Issuing Bank or Administrative Agent, as applicable, and without interest (other than any interest paid by the relevant taxing authority with respect to such refund or the relevant portion thereof), provided that notwithstanding the foregoing, in no event shall such Lender, Issuing Bank or Administrative Agent be required to (i) take any action that such Lender, Issuing Bank or Administrative Agent determines, in its sole discretion, might reasonably be expected to cause it to suffer any material economic, legal, business or regulatory disadvantage, including by prejudicing or limiting its ability to benefit from any other refunds, credits, reliefs, remission or repayments to which it may be entitled or (ii) make available its tax returns or any other information that it deems, in its sole discretion, to be confidential, or disclose any other information relating to its tax affairs or any computation in respect thereof. If, after delivery of any refund to the Borrower under this clause (i), the relevant Lender, Issuing Bank or Administrative Agent determines that it is required to repay such refund to the relevant taxing authority, the Borrower agrees, upon the request of such Lender, Issuing Bank or Administrative Agent, promptly to return such refund to such party. Such Lender, Issuing Bank or Administrative Agent shall provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant taxing authority (provided that such Lender, Issuing Bank or Administrative Agent may delete any information therein that such Lender, Issuing Bank or Administrative Agent deems confidential in its reasonable discretion). Nothing herein contained shall interfere with the right of any Lender or Issuing Bank or the Administrative Agent to arrange its tax affairs in whatever manner it thinks fit.

Section 2.21. Assignment of Commitments under Certain Circumstances; Duty to Mitigate.

(a) In the event (i) any Lender or any Issuing Bank requests compensation pursuant to Section 2.14, (ii) any Lender or any Issuing Bank delivers a notice described in Section 2.15, (iii) the Borrower is required to pay any additional amount to any Lender or any Issuing Bank or any Governmental Authority on account of any Lender or any Issuing Bank pursuant to Section 2.20, (iv) any Lender shall become a Defaulting Lender or (v) any Lender refuses to consent to any amendment, waiver or other modification of any Loan Document requested by the Borrower that requires the consent of all affected Lenders in accordance with the terms of Section 9.08, all the Lenders with respect to a certain Class of Loans or the Required Revolving Lenders in accordance with the terms of Section 2.27 and such amendment, waiver or other modification is consented to by the Required Lenders (or the Required Revolving Lenders in the case of Section 2.27) (any such Lender, a “Non-Consenting Lender”), the Borrower may, at its sole cost and expense, upon notice to such Lender or such Issuing Bank, as the case may be, and the Administrative Agent, either:

(x) replace such Lender or Issuing Bank, as the case may be, by causing such Lender or Issuing Bank to (and such Lender or Issuing Bank shall be obligated to) assign 100% of its relevant Commitments and the principal of its relevant outstanding Loans (at par, subject to the provisions of the last sentence of Section 2.12(d)), plus any accrued and unpaid interest and fees pursuant to

Section 9.04 (with the assignment fee to be waived in such instance) and all of its relevant rights and obligations under this Agreement to one or more Persons (which Persons shall otherwise be subject to the approval rights set forth in Section 9.04(b)); provided that (A) the replacement Lender shall agree to the consent, waiver or amendment to which the Non-Consenting Lender did not agree, (B) neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender or other such Person and (C) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.20, such assignment will result in a reduction in such compensation or payments; or

(y) terminate the Commitment of such Lender or Issuing Bank, as the case may be, and (1) in the case of a Lender (other than an Issuing Bank), repay all Obligations of the Borrower owing to such Lender relating to the Loans and participations held by such Lender as of such termination date and (2) in the case of an Issuing Bank, repay all Obligations of the Borrower owing to such Issuing Bank relating to the Loans and participations held by the Issuing Bank as of such termination date other than any Obligations pertaining to any Subject Letters of Credit (as defined below).

Notwithstanding anything to the contrary contained above in this Section 2.21, unless an Issuing Bank is removed and replaced with a successor Issuing Bank at the time the Borrower exercises its rights under this Section 2.21 (in which case the provisions of Section 2.23(i) shall apply), any Issuing Bank having undrawn Letters of Credit issued by it (the “Subject Letters of Credit”) whose Commitments and Obligations are to be repaid or terminated pursuant to the foregoing provisions of this Section 2.21 shall (x) remain a party hereto until the expiration or termination of the Subject Letters of Credit, (y) not issue (or be required to issue) any further Letters of Credit hereunder and (z) continue to have all rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents solely with respect to the Subject Letters of Credit until all of the Subject Letters of Credit have expired, been terminated or become subject to an L/C Backstop (including all rights of reimbursement pursuant to Sections 2.23(d), (e), (f) and (h) for any L/C Disbursement made by such Issuing Bank and all voting rights of an Issuing Bank (but such voting rights shall be limited to pertain solely to L/C Disbursements in respect of the Subject Letters of Credit, any Fee payable to the Issuing Bank in respect of the Subject Letters of Credit, and the rights or duties of the Issuing Bank in respect of the Subject Letters of Credit), but excluding any consent rights as an Issuing Bank under Section 9.04(b)).

Each Lender hereby grants to the Administrative Agent an irrevocable power of attorney (which power is coupled with an interest) to execute and deliver, on behalf of such Lender as assignor, any Assignment and Acceptance necessary to effectuate any assignment of such Lender’s interests hereunder in respect of the circumstances contemplated by this Section 2.21.

(b) If (i) any Lender or any Issuing Bank requests compensation under Section 2.14, (ii) any Lender or any Issuing Bank delivers a notice described in Section 2.15 or (iii) the Borrower is required to pay any additional amount to any Lender or any Issuing Bank or any Governmental Authority on account of any Lender or any Issuing

Bank pursuant to Section 2.20, then such Lender or such Issuing Bank shall use reasonable efforts (which shall not require such Lender or such Issuing Bank to take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden deemed by it to be material) (x) to file any certificate or document reasonably requested by the Borrower or (y) to assign its rights and delegate and transfer its obligations hereunder to another of its offices, branches or Affiliates, if such filing or assignment would reduce its claims for compensation under Section 2.14 or enable it to withdraw its notice pursuant to Section 2.15 or would reduce amounts payable pursuant to Section 2.20, as the case may be, in the future. The Borrower agrees to pay all reasonable costs and expenses incurred by any Lender or Issuing Bank in connection with any such filing or assignment.

Section 2.22. Swingline Loans.

(a) Subject to the terms and conditions herein set forth, the Swingline Lender agrees to make loans to the Borrower at any time and from time to time on or after the Closing Date and until the earlier of the Revolving Credit Maturity Date and the termination of the Revolving Credit Commitments, in an aggregate principal amount at any time outstanding that will not result in (i) the principal amount of all Swingline Loans exceeding $20,000,000 in the aggregate, or (ii) the Aggregate Revolving Credit Exposure exceeding the Total Revolving Credit Commitment. Each Swingline Loan shall be in a principal amount that is an integral multiple of $100,000. The Swingline Commitment may be terminated or reduced from time to time as provided herein. Within the foregoing limits, the Borrower may borrow, pay or prepay and reborrow Swingline Loans hereunder, subject to the terms, conditions and limitations set forth herein.

(b) The Borrower shall notify the Swingline Lender by fax, or by telephone (promptly confirmed by fax), not later than 1:00 p.m. on the day of a proposed Swingline Loan. Such notice shall be delivered on a Business Day, shall be irrevocable and shall refer to this Agreement and shall specify the requested date (which shall be a Business Day) and amount of such Swingline Loan. The Swingline Lender shall make each Swingline Loan available to the Borrower by wire transfer to an account designated by the Borrower promptly on the date such Swingline Loan is so requested.

(c) The Borrower shall have the right at any time and from time to time to prepay any Swingline Loan, in whole or in part, upon giving written or fax notice by the Borrower (or telephone notice promptly confirmed by written, or fax notice) to the Swingline Lender before 1:00 p.m. on the date of prepayment at the Swingline Lender’s address for notices specified in Section 9.01; provided that any such notice delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other financing arrangements, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(d) Each Swingline Loan shall be a Base Rate Loan and, subject to the provisions of Section 2.07, shall bear interest as provided in Section 2.06(a).

(e) The Swingline Lender may by written notice given to the Administrative Agent not later than 11:00 a.m. on any Business Day require the Revolving Credit Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Revolving Credit Lenders will participate. The Administrative Agent will, promptly upon receipt of such notice, give notice to each Revolving Credit Lender, specifying in such notice such Lender’s Pro Rata Percentage of such Swingline Loan. In furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Revolving Credit Lender’s Pro Rata Percentage of such Swingline Loan. Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Credit Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.02(c) with respect to Loans made by such Lender (and Section 2.02(c) shall apply, mutatis mutandis, to the payment obligations of the Lenders) and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Credit Lenders. The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent and be distributed by the Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrower (or other party liable for obligations of the Borrower) of any default in the payment thereof.

Section 2.23. Letters of Credit.

(a) The Borrower may request the issuance of Letters of Credit for its own account or for the account of any of its subsidiaries, in a form reasonably acceptable to the Administrative Agent and the relevant Issuing Bank, at any time and from time to time on or after the Closing Date and prior to the earlier to occur of (i) the termination of the Revolving Credit Commitments and (ii) the fifth Business Day prior to the Revolving Credit Maturity Date. This Section shall not be construed to impose an obligation upon any Issuing Bank to issue any Letter of Credit that is inconsistent with the terms and conditions of this Agreement.

(b) In order to request the issuance of a Letter of Credit (or to amend, renew or extend an existing Letter of Credit), the Borrower shall deliver a notice (a “Letter of Credit Application”) to the relevant Issuing Bank and the Administrative Agent (reasonably, and in any event, unless waived by the relevant Issuing Bank, no later than two (2) Business Days in advance of the requested date of issuance, amendment, renewal or extension) requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended and specifying (i) the date of issuance, amendment, renewal or extension, (ii) the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) below), (iii) the amount of such Letter of Credit, (iv) the name and address of the beneficiary thereof and (v) such other information as the relevant Issuing Bank may request with respect to such Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if, and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that, after giving effect to such issuance, amendment, renewal or extension (i) the L/C Exposure shall not exceed $20,000,000, and (ii) the Aggregate Revolving Credit Exposure shall not exceed the Total Revolving Credit Commitment. Promptly after receipt of any Letter of Credit Application, the relevant Issuing Bank will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such Issuing Bank will provide the Administrative Agent with a copy thereof. Subject to the terms and conditions hereof and in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 2.23, such Issuing Bank shall, on the requested date, issue a Letter of Credit for the account of the Borrower or enter into the applicable amendment, as the case may be. Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the relevant Issuing Bank will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c) Each Letter of Credit shall expire at the close of business on the earlier of the date 12 months after the date of the issuance of such Letter of Credit and the fifth Business Day prior to the Revolving Credit Maturity Date, unless such Letter of Credit expires by its terms on an earlier date or an L/C Backstop exists; provided, however, that a Letter of Credit may, upon the request of the Borrower, include a provision whereby such Letter of Credit (an “Auto Extension Letter of Credit”) shall be extended automatically for additional consecutive periods of 12 months or less (but not beyond the fifth Business Day prior to the Revolving Credit Maturity Date unless an L/C Backstop exists) unless the relevant Issuing Bank notifies the beneficiary thereof at least 30 days (or such longer period as may be specified in such Letter of Credit) prior to the then-applicable Letter of Credit Expiration Date that such Letter of Credit will not be extended. Once an Auto Extension Letter of Credit has been issued, the Revolving Credit Lenders shall be deemed to have authorized (but may not require) the relevant Issuing Bank to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided that the relevant Issuing Bank shall not permit any such extension if (i) the relevant Issuing Bank has determined that it would have no obligation at such time to issue such Letter of Credit in its extension form under the terms hereof (by reason of the provisions of Section 2.23(l) or otherwise) or (ii) it has received notice (which may be by telephone or in writing) five (5) Business Days prior to the day that is 30 days (or such longer period as may be specified in such Letter of Credit) prior to the then-applicable Letter of Credit Expiration Date from the Administrative Agent, any Revolving Credit Lender or the Borrower that one or more of the applicable conditions specified in Section 4.01 is not then satisfied.

(d) By the issuance of a Letter of Credit and without any further action on the part of an Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Revolving Credit Lender, and each such Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Pro Rata Percentage of the aggregate amount available to be drawn under such Letter of Credit, effective upon the issuance of such Letter of Credit; provided that no Lender shall have any obligation with respect to any drawing made after the Revolving Credit Maturity Date under a Letter of Credit having an expiration date after the Revolving Credit Maturity Date. In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of such Issuing Bank, such Lender’s Pro Rata Percentage of each L/C Disbursement made by such Issuing Bank and not reimbursed by the Borrower (or, if applicable, another party pursuant to its obligations under any other Loan Document) forthwith on the date due as provided in Section 2.02(f). Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Upon any change in the Revolving Credit Commitments or Pro Rata Percentages of the Revolving Credit Lenders pursuant to Section 2.21 or 9.04(b), it is hereby agreed that, with respect to all outstanding Letters of Credit and unreimbursed L/C Disbursements relating thereto, there shall be an automatic adjustment to the participations pursuant to this Section 2.23(d) to reflect the new Pro Rata Percentages of each Revolving Credit Lender.

(e) If an Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, the Borrower shall pay to the Administrative Agent an amount equal to such L/C Disbursement not later than 12:00 noon on the second Business Day following Borrower’s receipt of notice of such L/C Disbursement from the Issuing Bank.

(f) (i) The Borrower’s obligations to reimburse L/C Disbursements as provided in paragraph (e) above shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under any and all circumstances whatsoever, and irrespective of the existence of any claim, setoff, defense or other right that the Borrower or any other Person may at any time have against the beneficiary under any Letter of Credit, the Issuing Bank, the Administrative Agent or any Lender or any other Person, including any defense based on the failure of any draft or other document presented under a Letter of Credit to comply with the terms of such Letter of Credit.

(ii) Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the relevant Issuing Bank shall not have any responsibility to obtain any document (other than any draft, demand, certificate or other document expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Issuing Banks, any Related Party of such Issuing Bank nor any of the respective correspondents, participants or assignees of any Issuing Bank shall be liable to any Lender for (x) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable, (y) any action taken or omitted in the absence of gross negligence or willful misconduct or (z) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Borrower from pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement.

(g) The relevant Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The relevant Issuing Bank shall as promptly as possible give telephonic notification, confirmed by fax, to the Administrative Agent and the Borrower of such demand for payment and whether such Issuing Bank has made or will make an L/C Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligations to reimburse such Issuing Bank and the Revolving Credit Lenders with respect to any such L/C Disbursement.

(h) If an Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, then, unless the Borrower shall reimburse such L/C Disbursement in full on the same day that such L/C Disbursement is made, the unpaid amount thereof shall bear interest for the account of an Issuing Bank, for each day from and including the date of such L/C Disbursement, to but excluding the earlier of the date of payment by the Borrower or the date on which interest shall commence to accrue thereon as provided in Section 2.02(f), at the rate per annum that would apply to such amount if such amount were a Base Rate Revolving Loan.

(i) An Issuing Bank may be removed at any time by the Borrower by notice from the Borrower to such Issuing Bank, the Administrative Agent and the Lenders. Upon the acceptance of any appointment as an Issuing Bank hereunder by a Lender that shall agree to serve as successor Issuing Bank (which Lender shall be reasonably acceptable to the Administrative Agent and the Borrower), such successor shall succeed to and become vested with all the interests, rights and obligations of the retiring Issuing Bank. At the time such removal shall become effective, the Borrower shall pay all accrued and unpaid fees pursuant to Section 2.05(c)(ii). The acceptance of any appointment as an Issuing Bank hereunder by a successor Lender shall be evidenced by an agreement entered into by such successor, in a form reasonably satisfactory to the Borrower, the Administrative Agent and such successor Issuing Bank, and, from and after the effective date of such agreement, (i) such successor Lender shall have all the rights and obligations of the previous Issuing Bank under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the resignation or removal of an Issuing Bank hereunder, the retiring Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such removal, but shall not be required to issue additional Letters of Credit.

(j) If the maturity of any of the Loans under the Credit Facilities has been accelerated and (other than as described in paragraph (g) or (h) of Article 7) the Borrower shall have received notice from the Administrative Agent or the Required Lenders, the Borrower shall deposit in an account with the Collateral Agent, for the benefit of the Revolving Credit Lenders, an amount in cash equal to the L/C Exposure as of such date. Such deposit shall be held by the Collateral Agent as collateral for the payment and performance of the Obligations. The Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits in Cash Equivalents, which investments shall be made at the option and sole discretion of the Collateral Agent, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Monies in such account shall (i) first, automatically be applied by the Administrative Agent to reimburse each Issuing Bank for L/C Disbursements for which it has not been reimbursed, (ii) second, be held for the satisfaction of the reimbursement obligations of the Borrower for the L/C Exposure at such time and (iii) third, subject to the consent of the Required Lenders, be applied to satisfy the Obligations (other than in respect of L/C Disbursements). If the Borrower is required to provide an amount of cash collateral hereunder as a result of the acceleration of the Loans under the Credit Facilities, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three (3) Business Days to the extent any such acceleration has been rescinded.

(k) The Borrower may, at any time and from time to time with the consent of the Administrative Agent (which consent shall not be unreasonably withheld or delayed) and such Lender, designate one or more additional Lenders to act as an issuing bank under the terms of this Agreement. Any Lender designated as an issuing bank pursuant to this paragraph (k) shall be deemed to be an “Issuing Bank” (in addition to being a Lender) in respect of Letters of Credit issued or to be issued by such Lender, and, with respect to such Letters of Credit, such term shall thereafter apply to the other Issuing Bank and such Lender.

(l) An Issuing Bank shall be under no obligation to issue any Letter of Credit if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or any law applicable to such Issuing Bank or any directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Bank shall prohibit, or direct that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular;

(ii) the issuance of such Letter of Credit would violate any applicable laws binding upon such Issuing Bank;

(iii) the issuance of such Letter of Credit would violate one or more policies of such Issuing Bank;

(iv) such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(v) a default of any Revolving Lender’s obligations to fund under Section 2.01(b) exists or any Revolving Lender is at such time a Defaulting Revolving Lender hereunder, unless the Issuing Bank has entered into satisfactory arrangements with the Borrower or such Revolving Lender to eliminate the Issuing Bank’s risk with respect to such Lender.

(m) The Issuing Bank shall be under no obligation to amend any Letter of Credit if (i) the Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(n) Unless otherwise expressly agreed by the applicable Issuing Bank and the Borrower when a Letter of Credit is issued, (i) the rules of the ISP shall apply to each Letter of Credit and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(o) Notwithstanding anything else to the contrary in this Agreement, in the event of any conflict or inconsistency between the terms hereof and the terms of any Letter of Credit Applications, reimbursement agreements or similar agreements, the terms hereof shall control, and the Issuing Bank shall not have any greater rights and remedies than the rights and remedies set forth herein.

(p) The Issuing Bank shall not amend any Letter of Credit if the Issuing Bank would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(q) On a monthly basis, each Issuing Bank shall deliver to the Administrative Agent a complete list of all outstanding Letters of Credit issued by such Issuing Bank.

Section 2.24. Incremental Credit Extensions.

(a) The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent, request (i) one or more additional tranches of term loans under this Agreement (the “Incremental Term Loans”) or (ii) one or more increases in the amount of the Revolving Credit Commitments or one or more additional tranches of revolving credit commitments under this Agreement (each such increase or additional tranche, a “Revolving Commitment Increase” and, together with any Incremental Term Loans, a “Credit Increase”); provided that both at the time of any such request and upon the effectiveness of any Incremental Amendment referred to below, no Default or Event of Default shall exist or would exist immediately after giving effect thereto. Each Credit Increase shall be in an aggregate principal amount that is not less than $10,000,000 (or such lower amount that either represents all remaining availability under the limit set forth in the next sentence or is acceptable to the Administrative Agent). Notwithstanding anything to the contrary herein, the aggregate amount of the Credit Increases shall not exceed (A) $100,000,000 minus the aggregate principal amount of any Additional Pari Passu Notes and Second Lien Additional Indebtedness incurred on or prior to the applicable Incremental Facility Closing Date plus (B) such additional amount that may be incurred if after giving effect to such Credit Increase and any contemporaneous Additional Pari Passu Notes (and assuming all Revolving Commitment Increases under any such Credit Increase were fully drawn but without netting of any proceeds received as cash or Cash Equivalents from such Credit Increase and any Additional Pari Passu Notes for purposes of clause (ii) of the definition of Consolidated First Lien Leverage Ratio) and the use of the proceeds thereof, the Consolidated First Lien Leverage Ratio on a Pro Forma Basis shall be less than or equal to 4.25 to 1.00; provided further, that (1) Credit Increases shall rank pari passu in right of payment and with respect to security with and have the same guarantees as the then-existing Revolving Loans and Term Loans, (2) Incremental Term Loans shall not mature earlier than the Term Loan Maturity Date, (3) (x) Revolving Commitment Increases shall not mature earlier than the Revolving Credit Maturity Date and (y) the effectiveness of any Revolving Commitment Increase, together with the effectiveness of any Refinancing Amendment, shall not result in there being more than three separate Maturity Dates in effect for all Revolving Commitments, (4) Incremental Term Loans shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the then-existing Term Loans, (5) Incremental Term Loans shall be treated in the same manner as the Term Loans for purposes of Section 2.13(e), (6) no Credit Increase shall have an Applicable Percentage (or other interest rate spread equivalent) applicable to the Incremental Term Loans and/or Revolving Commitment Increase that exceeds the Applicable Percentage then existing with respect to the Term Loans and/or Revolving Loans by more than 0.25% per annum unless the Applicable Percentage with respect to the Term Loans and/or Revolving Loans is increased so that the Applicable Percentage (or other interest rate spread equivalent) applicable to the Incremental Term Loans and/or Revolving Commitment Increases does not exceed the Applicable Percentage then existing with respect to the Term Loans by more than 0.25% per annum; provided that in determining the Applicable Percentage (or other interest rate spread equivalent) applicable to the Term Loans and the Incremental Term Loans and the Revolving Commitment Increases and the Revolving Loans, (x) original issue discount (“OID”) or upfront or similar fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Term Lenders or with respect to the Incremental Term Loans in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity or, if less, the remaining life to maturity of the Incremental Term Loans), (y) customary arrangement or commitment fees payable to the Arrangers (or their Affiliates) in connection with the Term Loans and/or the Revolving Credit Commitments or to one or more arrangers (or their Affiliates) of the Incremental Term Loans and/or the Revolving Commitment Increases shall be excluded and (z) if the Eurodollar rate in respect of such Incremental Term Loans includes a floor greater than the floor applicable to the Term Loans under the definition of “Adjusted Eurodollar Rate”, such excess amount shall be equated to interest rate spread for purposes of determining any increase to the Applicable Percentage applicable to the Term Loans, to the extent an increase in the interest rate floor in the then-existing Term Loans would cause an increase in the interest rate then in effect thereunder, and in such case the interest rate floor (but not the interest rate margin) applicable to the then-existing Term Loans shall be increased to the extent of such differential between interest rate floors and (7) shall have such other terms as may be agreed between the Borrower and the Additional Lenders providing such Incremental Term Loan. Each notice from the

Borrower pursuant to this Section 2.24 shall set forth the requested amount and proposed terms of the relevant Credit Increase. Incremental Term Loans may be made, and Revolving Commitment Increases may be provided, by any existing Lender or by any Additional Lender; provided that the relevant Persons under Section 9.04(b) shall have consented to such Lender’s or Additional Lender’s making such Incremental Term Loans or providing such Revolving Commitment Increases, if such consent would be required under Section 9.04(b) for an assignment of Loans or Revolving Credit Commitments, as applicable, to such Lender or Additional Lender.

(b) Commitments in respect of Credit Increases shall become Commitments (or in the case of a Revolving Commitment Increase to be provided by an existing Revolving Credit Lender under the existing Revolving Credit Commitments, an increase in such Lender’s applicable Revolving Credit Commitment) under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Lender agreeing to provide such Commitment, if any, each Additional Lender, if any, and the Administrative Agent. The Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.24. The effectiveness of any Incremental Amendment shall be subject to the satisfaction on the date thereof (each, an “Incremental Facility Closing Date”) of each of the conditions set forth in (x) in the case of any Revolving Commitment Increase, Section 4.01 and (y) in the case of any Incremental Term Loans, Section 4.01(a), (b) and (c) (in each case, it being understood that all references to “the date of such Credit Event” or similar language in such Section 4.01 shall be deemed to refer to the effective date of such Incremental Amendment). The Borrower may use the proceeds of Credit Increases for any purpose not prohibited by this Agreement. No Lender shall be obligated to provide any Credit Increase unless it so agrees in its sole discretion. Upon each increase in the Revolving Credit Commitments pursuant to this Section, (x) each Revolving Credit Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each Lender providing a portion of the Revolving Commitment Increase (each a “Revolving Commitment Increase Lender”) in respect of such increase, and each such Revolving Commitment Increase Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Credit Lender’s participations hereunder in outstanding Letters of Credit and Swingline Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (i) participations hereunder in Letters of Credit and (ii) participations hereunder in Swingline Loans held by each Revolving Credit Lender (including each such Revolving Commitment Increase Lender) will equal the percentage of the aggregate Revolving Credit Commitments of all Revolving Credit Lenders represented by such Revolving Credit Lender’s Revolving Credit Commitment and (y) if, on the date of such increase, there are any Revolving Loans outstanding, such Revolving Loans shall on or prior to the effectiveness of such Revolving Commitment Increase be prepaid from the proceeds of additional Revolving Loans made hereunder (reflecting such increase in Revolving Credit Commitments), which prepayment shall be accompanied by accrued interest on the Revolving Loans being prepaid and any costs incurred by any Lender in accordance with Section 2.16.

(c) The Borrower may at any time from time to time after the Closing Date, by notice to the Administrative Agent, request one or more series of senior unsecured notes or senior secured notes that will be secured by the Collateral (and guaranteed by any Guarantor) on a pari passu basis with the Secured Obligations, that are issued or made in lieu of any Incremental Term Loans pursuant to an indenture or a note purchase agreement or otherwise and any extensions, renewals, refinancings and replacements thereof (the “Additional Pari Passu Notes”); provided that both at the time of any such request and upon the effectiveness of any issuance of Additional Pari Passu Notes, no Default or Event of Default shall exist or would exist immediately after giving effect thereto. Each issuance of Additional Pari Passu Notes shall be in an aggregate principal amount that is not less than $10,000,000 (or such lower amount that either represents all remaining availability under the limit set forth in the next sentence or is acceptable to the Administrative Agent). Notwithstanding anything to the contrary herein, the aggregate amount of the Additional Pari Passu Notes shall not exceed (A) $100,000,000 minus the aggregate principal amount of any Credit Increases and Second Lien Additional Indebtedness incurred on or prior to the date of issuance of such Additional Pari Passu Notes plus (B) such additional amount that may be incurred if after giving effect to such issuance of Additional Pari Passu Notes and any contemporaneous Credit Increase (and assuming all Revolving Commitment Increases under any such Credit Increase were fully drawn but without netting of any proceeds received as cash or Cash Equivalents from any such Credit Increase and Additional Pari Passu Notes for purposes of clause (ii) of the definition of Consolidated First Lien Leverage Ratio) and the use of the proceeds thereof, the Consolidated First Lien Leverage Ratio on a Pro Forma Basis shall be less than or equal to 4.25 to 1.00; provided further that (1) any Additional Pari Passu Notes that are secured shall (A) rank pari passu in right of payment and with respect to security on the Collateral pari passu with the Obligations under the Loan Documents, (B) not be secured by any Lien on any asset of the Borrower or any Restricted Subsidiary other than any asset constituting Collateral, (C) shall be secured by security agreements relating to such Additional Pari Passu Notes substantially the same as the Security Documents (with such differences as are reasonably acceptable to the Administrative Agent) and the holders thereof (or the trustee or other representative under the indenture or other agreement governing such Additional Pari Passu Notes on such holders’ behalf) shall have executed and delivered and be subject to the Intercreditor Agreement , (2) such Additional Pari Passu Notes shall not be guaranteed by any Person other than a Loan Party, (3) such Additional Pari Passu Notes shall not mature earlier than the Latest Maturity Date with respect to Term Loans at such time, (4) such Additional Pari Passu Notes shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the then-existing Term Loans, (5) such Additional Pari Passu Notes shall not have any mandatory prepayment provisions (other than provisions related to customary asset sale, casualty or condemnation events and change of control offers and customary acceleration rights upon an event of default) that could result in prepayments of such Additional Pari Passu Notes prior to the Term Loans then in effect, (6) such Additional Pari Passu Notes shall have pricing, fees (including upfront fees and OID), optional prepayment, redemption premiums and subordination terms as determined by the Borrower and the investors providing such Additional Pari Passu Notes and (7) such Additional Pari Passu Notes have terms and conditions (except as otherwise provided in clauses (5) and (6) above), taken as a whole, that are substantially identical to or no more favorable to the investors providing such Additional Pari Passu Notes than the terms and conditions of this Agreement (except for covenants or other provisions applicable only to periods after the Latest Maturity Date).

(d) This Section 2.24 shall supersede any provisions in Section 2.18 or 9.08 to the contrary.

Section 2.25. Defaulting Lenders.

(a) Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i) That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement and the other Loan Documents shall be restricted as set forth in Section 9.08 and the definitions of “Required Facility Lenders”, “Required Lenders” and “Required Revolving Lenders”.

(ii) Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 7 or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 9.06), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the Issuing Bank or Swingline Lender hereunder; third, if so determined by the Administrative Agent or requested by the Issuing Bank or Swingline Lender, to be held as cash collateral for future funding obligations of that Defaulting Lender of any participation in any Swingline Loan or Letter of Credit; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders, the Issuing Bank or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Bank or Swingline Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Exposure in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or L/C Exposure were made at a time when the conditions set forth in Section 4.01 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Exposure owed to, all non-Defaulting Lenders having Revolving Credit Commitments on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Exposure owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 2.25(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) That Defaulting Lender (x) shall not be entitled to receive any Commitment Fee pursuant to Section 2.05(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit Fees as provided in Section 2.05(c).

(iv) During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit or Swingline Loans pursuant to Sections 2.22 and 2.23, the “Applicable Percentage” of each non-Defaulting Lender shall be computed without giving effect to the Commitment of that Defaulting Lender; provided that (i) each such reallocation shall be given effect only if, at the date of the applicable Lender becomes a Defaulting Lender, no Default or Event of Default exists, (ii) that the aggregate obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit and Swingline Loans shall not exceed the positive difference, if any, of (1) the Commitment of that non-Defaulting Lender minus (2) the aggregate outstanding amount of the Loans of that Lender and (iii) the Issuing Bank may require the Borrower to cash collateralize that portion of the Defaulting Lender’s Applicable Percentage of the outstanding L/C Exposure that has not been reallocated to the non-Defaulting Lenders pursuant to this Section 2.25(a)(iv).

(b) If the Borrower, the Administrative Agent, Swingline Lender and the Issuing Bank agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages (without giving effect to Section 2.25(a)(iv)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Section 2.26. Application of Proceeds.

(a) Except as otherwise provided herein, all proceeds received by the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral, and any payments received by the Collateral Agent pursuant to Section 2.01 of the Guarantee and Collateral Agreement, in each case after the occurrence and during the continuance of an Event of Default, may, in the discretion of the Collateral Agent, be held by the Collateral Agent as Collateral for, and/or (then or at any time thereafter) applied in full or in part by the Collateral Agent against, the Secured Obligations in the following order or priority: first, to the payment of all costs and expenses of such sale, collection or other realization, including reasonable compensation to the Collateral Agent and its agents and counsel, and all other expenses, liabilities and advances made or incurred by the Collateral Agent in connection therewith, and all amounts for which the Collateral Agent is entitled to indemnification under such Security Documents and hereunder and all advances made by the Collateral Agent thereunder for the account of the applicable Loan Party, and to the payment of all costs and expenses paid or incurred by Collateral Agent in connection with the exercise of any right or remedy under such Security Document or hereunder, all in accordance with the terms hereof; second, to the extent of any excess such proceeds, to the payment of all other Secured Obligations (excluding, in the case of L/C Exposure, such L/C Exposure that has been cash collateralized pursuant to Section 2.23(j)) for the ratable benefit of the holders or issuers thereof; and third, to the extent of any excess such proceeds, to the payment to or upon the order of such Loan Party or Guarantor, as applicable, or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

(b) Each Lender agrees that the priority set forth above is an agreement among them for value received that is independent of the Loan Parties, and that such agreement shall be enforceable as among them in a case under Debtor Relief Laws. Each Lender further agrees that all references above to “interest” shall be deemed to include post-petition interest arising under Debtor Relief Laws.

Section 2.27. Extension of Revolving Credit Maturity Date.

(a) The Borrower may at any time and from time to time, by notice to the Administrative Agent, request one-year extensions of the Revolving Credit Maturity Date; provided that (i) any such notice shall be delivered to the Administrative Agent not fewer than 45 days prior to the then effective Revolving Credit Maturity Date, (ii) no Default shall have occurred and be continuing as of the date of such request and (iii) the Borrower shall have satisfied the condition under Section 4.01(b) as of the date of, and with respect to, such extension as if such date is the date of a Credit Event. Upon receipt of any such notice, the Administrative Agent shall promptly notify each Revolving Credit Lender thereof. Each Revolving Credit Lender shall respond to such request in writing within 30 days after such request, and any failure of a Revolving Credit Lender to respond shall be deemed a denial of such request. If the Required Revolving Lenders agree to such extension, the then effective Revolving Credit Maturity Date shall be extended for a one-year period subject, with respect to any Non-Extending Lender, to the provisions of Section 2.27(b).

(b) If any Revolving Credit Lender does not consent to any extension request pursuant to Section 2.27(a) (each such Lender, a “Non-Extending Lender”) but the Required Revolving Lenders agree to such extension (each such Lender, an “Extending Lender”), then (i) the then effective Revolving Credit Maturity Date for each Extending Lender shall be extended for a one-year period and (ii) the Revolving Credit Commitments of each Non-Extending Lender shall, subject to the terms of Section 2.21, continue until the Revolving Credit Maturity Date for such Non-Extending Lender in effect prior to such extension.

(c) Notwithstanding the terms of Section 9.08, the Borrower and the Administrative Agent shall be entitled (without the consent of any other Lenders except to the extent required under subsection (b) above) to enter into any amendments to this Agreement that the Administrative Agent believes are necessary to appropriately reflect, or provide for the integration of, any extension of a Revolving Credit Maturity Date pursuant to this Section 2.27.

Section 2.28. Extension of Term Loan Maturity Date.

(a) At any time and from time to time after the Closing Date, the Borrower may, upon notice to the Administrative Agent (which shall promptly notify the Term Lenders or any Additional Lender, as applicable), request an extension of the Term Loan Maturity Date or the maturity date applicable to any Incremental Term Loans, as applicable, then in effect (such existing Term Loan Maturity Date being the “Existing Term Loan Maturity Date” and such existing maturity date applicable to any Incremental Term Loans being the “Existing Incremental Term Loan Maturity Date”) to a date specified in such notice. Within 10 Business Days of delivery of such notice (or such other period as the Borrower and the Administrative Agent shall mutually agree upon), each Term Lender or Additional Lender, as applicable, shall notify the Administrative Agent whether it consents to such extension (which consent may be given or withheld in such Term Lender’s or Additional Lender’s, as applicable, sole and absolute discretion). Any Term Lender or Additional Lender, as applicable, not responding within the above time period shall be deemed not to have consented to such extension. The Administrative Agent shall promptly notify the Borrower and the Term Lenders or the Additional Lenders of the Term Lenders’ or the Additional Lenders’ responses, as applicable.

(b) The Term Loan Maturity Date or maturity date applicable to any Incremental Term Loans, as applicable, shall be extended only with respect to the Term Loans or Incremental Term Loans, as applicable, held by the Term Lenders or Additional Lenders, as applicable, that have consented thereto (the Term Lenders or Additional Lenders, as applicable, that so consent being the “Extending Term Lenders” and the Term Lenders or Additional Lenders, as applicable, that declined being the “Non-Extending Term Lenders”) (it being understood and agreed that, except for the consents of the Extending Term Lenders, no other consents shall be required hereunder for such extensions). If so extended, (i) the scheduled Term Loan Maturity Date with respect to the Term Loans held by the Extending Term Lenders, shall be extended to the date specified in the notice referred to in Section 2.28(a) above, which shall become the new Term Loan Maturity Date (such date, the “Extended Term Loan Maturity Date”) and (ii) the scheduled maturity date with respect to any Incremental Term Loans held by the Extending Term Lenders, shall be extended to the date specified in the notice referred to in Section 2.28(a) above, which shall become the new maturity date applicable to such Incremental Term Loans (such date, the “Extended Incremental Term Loan Maturity Date”). The Administrative Agent and the Borrower shall promptly confirm to (y) the Term Lenders such extension, specifying the effective date of such extension (the “Term Loan Extension Effective Date”), the then scheduled Term Loan Maturity Date and the Extended Term Loan Maturity Date (after giving effect to such extension) and (z) the applicable Additional Lenders such extension, specifying the effective date of such extension (the “Incremental Term Loan Extension Effective Date”), the then scheduled maturity date applicable to such Incremental Term Loans and the Extended Incremental Term Loan Maturity Date (after giving effect to such extension). The interest margins and/or “floors” with respect to any Term Loans or Incremental Term Loans, as applicable, extended pursuant to this Section 2.28 may be different than the interest margins and/or “floors” for the existing Term Loans or Incremental Term Loans, as applicable, and upfront fees may be paid to the Extending Term Lenders, in each case to the extent provided in the Borrower’s notice. Any Term Loan extended pursuant to this Section 2.28 may participate on a pro rata basis or on a less than pro rata basis (but not on a greater than pro rata basis) in any voluntary or mandatory repayments or prepayments hereunder, in each case as specified in the respective extension offer. As a condition precedent to such extension, the Borrower shall deliver to the Administrative Agent a certificate of the Borrower dated as of the Term Loan Extension Effective Date or the Incremental Term Loan Extension Effective Date, as applicable, signed by a Responsible Officer of the Borrower certifying and attaching the resolutions adopted by the Borrower approving or consenting to such extension and certifying that, before and after giving effect to such extension, the representations and warranties contained in Article 3 made by it are true and correct in all material respects on and as of the Term Loan Extension Effective Date or the Incremental Term Loan Extension Effective Date, as applicable, except to the extent that such representations and warranties specifically refer to an earlier date, and no Default or Event of Default exists or will exist as of the Term Loan Extension Effective Date or the Incremental Term Loan Extension Effective Date, as applicable. The Borrower shall pay to the Administrative Agent for the account of each Non-Extending Term Lender the then unpaid principal amount of such Non-Extending Term Lender’s Term Loans or Incremental Term Loans, as applicable, outstanding on the Existing Term Loan Maturity Date or the Existing Incremental Term Loan Maturity Date, as applicable (and pay any additional amounts required pursuant to Section 2.16).

(c) Notwithstanding the terms of Section 9.08, the Borrower and the Administrative Agent shall be entitled (without the consent of any other Lenders except to the extent required under subsection (b) above) to enter into any amendments to this Agreement that the Administrative Agent believes are necessary to appropriately reflect, or provide for the integration of, any extension of a Term Loan Maturity Date or maturity date applicable to any Incremental Term Loans, as applicable, pursuant to this Section 2.28.

Section 2.29. Refinancing Amendments. At any time after the Closing Date, the Borrower may obtain, from any Lender or any Additional Lender, Credit Agreement Refinancing Indebtedness in the form of (a) Other Term Loans or Other Term Commitments in respect of all or any portion of any Class of Term Loans then outstanding under this Agreement (which for purposes of this clause (a) will be deemed to include any then outstanding Other Term Loans) or (b) Other Revolving Loans or Other Revolving Credit Commitments in respect of all or any portion of any Class of Revolving Loans (and the unused Revolving Credit Commitments with respect to such Class of Revolving Loans) then outstanding under this Agreement (which for purposes of this clause (b) will be deemed to include any then outstanding Other Revolving Credit Commitments or Other Revolving Loans), in each case pursuant to a Refinancing Amendment; provided that such Credit Agreement Refinancing Indebtedness (i) will rank pari passu in right of payment and of security with the other Loans and Commitments hereunder, (ii) will have such pricing, fees (including upfront fees and OID) and optional prepayment terms as may be agreed by the Borrower and the Lenders thereof, (iii) (x) with respect to any Other Revolving Loans or Other Revolving Credit Commitments, will have a maturity date that is not prior to the maturity date with respect to the Class of Revolving Credit Commitments being refinanced and (y) with respect to any Other Term Loans or Other Term Commitments, will have a maturity date that is not prior to the maturity date of the Class of Term Loans being refinanced, and will have a Weighted Average Life to Maturity that is not shorter than the remaining Weighted Average Life to Maturity of the Class of Term Loans being refinanced and (iv) except as otherwise permitted herein, will have terms and conditions taken as a whole that are substantially identical to, or no more favorable to the Lenders providing such Credit Agreement Refinancing Indebtedness than, the Refinanced Debt; provided further that (x) the terms and conditions applicable to such Credit Agreement Refinancing Indebtedness may provide for any additional or different financial or other covenants or other provisions that are agreed between the Borrower and the Lenders thereof and applicable only during periods after the Latest Maturity Date that is in effect on the date such Credit Agreement Refinancing Indebtedness is incurred or obtained and (y) the effectiveness of any Refinancing Amendment, together with the effectiveness of any Revolving Commitment Increase, shall not result in there being more than three separate Maturity Dates in effect for all Revolving Credit Commitments. The effectiveness of any Refinancing Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 4.01(b) and (c) (it being understood that all references to “the date of such Credit Event” or similar language in Section 4.01(b) and (c) shall be deemed to refer to the effective date of such Refinancing Amendment) and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements consistent with those delivered on the Closing Date under Section 4.02 (other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent). Each Class of Credit Agreement Refinancing Indebtedness incurred under this Section 2.29 shall be in an aggregate principal amount that is (x) not less than $10,000,000 in the case of Other Term Loans or $5,000,000 in the case of Other Revolving Credit Commitments or Other Revolving Loans and (y) an integral multiple of $1,000,000 in excess thereof. Any Refinancing Amendment may provide for the issuance of Letters of Credit for the account of the Borrower, or the provision to the Borrower of Swingline Loans, pursuant to any Other Revolving Credit Commitments established thereby, in each case on terms substantially equivalent to the terms applicable to Letters of Credit and Swingline Loans under the Revolving Credit Commitments hereunder. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Other Term Loans, Other Revolving Loans, Other Revolving Credit Commitments and/or Other Term Commitments). Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section. In addition, if so provided in the relevant Refinancing Amendment and with the consent of each Issuing Bank, participations in Letters of Credit expiring on or after the Revolving Credit Maturity Date shall be reallocated from Lenders holding Revolving Credit Commitments hereunder to Lenders holding extended revolving commitments in accordance with the terms of such Refinancing Amendment; provided, however, that such participation interests shall, upon receipt thereof by the relevant Lenders holding Revolving Commitments, be deemed to be participation interests in respect of such Revolving Credit Commitments and the terms of such participation interests (including, without limitation, the commission applicable thereto) shall be adjusted accordingly.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Administrative Agent, the Collateral Agent, each Issuing Bank and each of the Lenders that:

Section 3.01. Organization; Powers. The Borrower and each of its Restricted Subsidiaries (a) is duly organized or formed, validly existing and in good standing (where relevant) under the laws of the jurisdiction of its organization, except where the failure to exist (other than in the case of the Borrower) or be in good standing could not reasonably be expected to result in a Material Adverse Effect, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted, except where the failure to have such power and authority could not reasonably be expected to result in a Material Adverse Effect, (c) is qualified to do business in, and is in good standing (where relevant) in, every jurisdiction where its ownership, lease or operation of properties or the conduct of its business as now conducted requires such qualification, except where the failure to so qualify could not reasonably be expected to result in a Material Adverse Effect, and (d) has the requisite power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is a party.

Section 3.02. Authorization. The execution, delivery and performance of the Loan Documents (a) have been duly authorized by all requisite corporate or other organizational and, if required, stockholder or member action and (b) will not (i) violate (A) any provision of (x) any applicable law, statute, rule or regulation, or (y) of the certificate or articles of incorporation, bylaws or other constitutive documents of any Loan Party, (B) any applicable order of any Governmental Authority or (C) any provision of any indenture, agreement or other instrument to which the Borrower or any of its Restricted Subsidiaries is a party or by which any of them or any of their property is bound, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under or give rise to any right to require the prepayment, repurchase or redemption of any obligation under any such indenture, agreement or other instrument or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by the Borrower or any Restricted Subsidiary (other than Liens created or permitted hereunder, under the Security Documents or under the Second Lien Loan Documents), except with respect to clauses (b)(i) through (b)(iii) above (other than clause (b)(i)(A)(y)), to the extent that such violation, conflict, breach, default or creation or imposition of Lien could not reasonably be expected to result in a Material Adverse Effect.

Section 3.03. Enforceability. This Agreement and each other Loan Document (when delivered) have been duly executed and delivered by each Loan Party party thereto. This Agreement and each other Loan Document delivered on the Closing Date constitutes, and each other Loan Document when executed and delivered by each Loan Party party thereto will constitute, a legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium or similar laws of general applicability relating to or limiting creditors’ rights generally or by general equity principles.

Section 3.04. Governmental Approvals. Except to the extent the failure to obtain or make the same could not reasonably be expected to result in a Material Adverse Effect, no action, consent or approval of, registration or filing with or any other action by any Governmental Authority is necessary or will be required in connection with the Loan Documents, except for (a) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Collateral Agent and (b) such as have been made or obtained and are in full force and effect.

Section 3.05. Financial Statements.

(a) The Borrower’s consolidated balance sheets and related statements of income, stockholder’s equity and cash flows as of and for the fiscal years ended December 31, 2009 and December 31, 2010, audited by and accompanied by the report of Ernst & Young LLP present fairly in all material respects the financial condition and results of operations and cash flows of the Borrower and its consolidated subsidiaries as of such dates and for such periods. Such financial statements were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise noted therein.

(b) The Borrower has heretofore delivered to the Administrative Agent its unaudited pro forma consolidated balance sheet and related pro forma statements of income and cash flows as of the fiscal quarter ended June 30, 2011, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such other financial statements, on the first day of the four-

fiscal quarter period ending on such date. Such pro forma financial statements have been prepared in good faith by the Borrower, based on the assumptions believed by the Borrower on the date of delivery thereof to be reasonable, are based in all material respects on the information reasonably available to the Borrower as of the date of delivery thereof, reflect in all material respects the adjustments required to be made to give effect to the Transactions, it being understood that actual adjustments may vary from the pro forma adjustments and actual results may vary from such projected results and, in each case, such variations may be material.

Section 3.06. No Material Adverse Change. Since the Closing Date, no event, change or condition has occurred that (individually or in the aggregate) has had, or could reasonably be expected to have, a Material Adverse Effect.

Section 3.07. Title to Properties. Each of the Borrower and its Restricted Subsidiaries has good and indefeasible title in fee simple to, or valid leasehold interests in, all its properties and assets other than (a) minor defects in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes and (b) except where the failure to have such title or other property interests described above could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and all such material properties and assets are free and clear of Liens, other than Liens permitted by Section 6.02.

Section 3.08. Subsidiaries. Schedule 3.08 sets forth as of the Closing Date a list of all subsidiaries of the Borrower, the jurisdiction of their formation or organization, as the case may be, and the percentage ownership interest of such subsidiary’s parent company therein, and such Schedule shall denote which subsidiaries as of the Closing Date are not Guarantors.

Section 3.09. Litigation; Compliance with Laws.

(a) There are no actions, suits or proceedings at law or in equity or by or before any Governmental Authority now pending or, to the knowledge of the Borrower, threatened in writing against the Borrower or any Restricted Subsidiary or any business, property or rights of any such Person that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b) None of the Borrower, any of its Restricted Subsidiaries and any of their respective material properties is in violation of any applicable law, rule or regulation, or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where any such violation or default could reasonably be expected to result in a Material Adverse Effect.

Section 3.10. Federal Reserve Regulations.

(a) None of the Borrower and any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of purchasing or carrying Margin Stock or extending credit for the purpose of purchasing or carrying Margin Stock.

(b) No part of the proceeds of any Loan or any Letter of Credit will be used (i) to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or (ii) for a purpose in violation of Regulation U or X issued by the Board.

Section 3.11. Investment Company Act. None of the Borrower or any Restricted Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.12. Taxes. Each of the Borrower and its Restricted Subsidiaries has, except where the failure to so file or pay could not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect, filed or caused to be filed all federal, state and other tax returns required to have been filed by it and has paid, caused to be paid, or made provisions for the payment of all Taxes due and payable by it and all assessments received by it, except such Taxes and assessments that are not overdue by more than 30 days or the amount or validity of which are being contested in good faith by appropriate proceedings and for which the Borrower or such Restricted Subsidiary, as applicable, shall have set aside on its books adequate reserves in accordance with GAAP.

Section 3.13. No Material Misstatements. As of the Closing Date, to the knowledge of the Borrower, the Confidential Information Memorandum and other written information, reports, financial statements, exhibits and schedules furnished (as modified or supplemented by other information so furnished) by or on behalf of the Borrower to the Administrative Agent or the Lenders (other than projections and other forward looking information and information of a general economic or industry specific nature) on or prior to the Closing Date in connection with the transactions contemplated hereby (taken as a whole) did not and, as of the Closing Date, does not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. The projections contained in the Confidential Information Memorandum were prepared in good faith on the basis of assumptions believed to be reasonable at the time and in light of the conditions existing at the time of delivery of such projections (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower, that actual results may vary from projected results and such variances may be material and that the Borrower make no representation as to the attainability of such projections or as to whether such projections will be achieved or will materialize).

Section 3.14. Employee Benefit Plans. (a) No ERISA Event has occurred or could reasonably be expected to occur, that, when taken together with all other ERISA Events, could reasonably be expected to result in a Material Adverse Effect. Each Pension Plan and Foreign Plan is in compliance with the applicable provisions of ERISA, the Code and/or applicable law, except for such non-compliance, either individually or in the aggregate together with all other Pension Plans or Foreign Plans, as applicable, that could not reasonably be expected to have a Material Adverse Effect. No Foreign Benefit Event has occurred or could reasonably be expected to occur, that, when taken together with all other Foreign Benefit Events, could reasonably be expected to result in a Material Adverse Effect.

(b) Except as set forth on Schedule 3.14, (i) no Pension Plan is a Multiemployer Plan and no Pension Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code and (ii) no Loan Party, Restricted Subsidiary or any of their ERISA Affiliates or any predecessor thereof (A) has in the past six years sponsored, maintained or contributed to, any Pension Plan subject to Title IV of ERISA or (B) has in the past six years contributed to any to any Multiemployer Plan.

Section 3.15. Environmental Matters. Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, (a) the Borrower and each of its Restricted Subsidiaries are in compliance with all applicable Environmental Laws, and have obtained, and are in compliance with, all permits required of them under applicable Environmental Laws, (b) there are no claims, proceedings, investigations or actions by any Governmental Authority or other Person pending, or to the knowledge of the Borrower, threatened in writing against the Borrower or any of its Restricted Subsidiaries under any Environmental Law, (c) neither the Borrower nor any of its Restricted Subsidiaries has agreed to assume or accept responsibility, by contract, for any liability of any other Person under Environmental Laws and (d) to the knowledge of the Borrower, there are no facts, circumstances or conditions relating to the past or present business or operations of the Borrower, any of its Restricted Subsidiaries, or any of their respective predecessors (including the disposal of any wastes, hazardous substances or other materials), or to any past or present assets of the Borrower or any of its Restricted Subsidiaries, that could reasonably be expected to result in the Borrower or any Restricted Subsidiary incurring any claim or liability under any Environmental Law.

Section 3.16. Security Documents. All filings and other actions necessary to perfect the Liens on the Collateral created under, and in the manner contemplated by, the Security Documents have been duly made or taken or otherwise provided for in a manner reasonably acceptable to the Collateral Agent to the extent required by the terms of such Security Documents and the Security Documents create in favor of the Collateral Agent, for the benefit of the Secured Parties, a valid, and together with such filings and other actions, perfected Lien in the Collateral, securing the payment of the Obligations, in each case, having the priority contemplated by and subject to the terms of the Intercreditor Agreement and subject to Liens permitted by Section 6.02.

Notwithstanding anything herein (including this Section 3.16) or in any other Loan Document to the contrary, neither the Borrower nor any other Loan Party makes any representation or warranty as to the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Foreign Subsidiary, or as to the rights and remedies of the Collateral Agent or any Lender with respect thereto, under non-U.S. Laws.

Section 3.17. Solvency. On the Closing Date after giving effect to the Transactions, the Loan Parties (on a consolidated basis) are Solvent.

Section 3.18. Intellectual Property. The Borrower and each of its Restricted Subsidiaries own, license or possess the right to use all intellectual property, free from burdensome restrictions, that are necessary for the operation of their respective businesses as currently conducted, except where the failure to obtain any such rights or the imposition of such restrictions could not reasonably be expected to have a Material Adverse Effect.

Section 3.19. Subordination of Junior Financing. The Obligations constitute “Senior Debt,” “Senior Indebtedness,” “Guarantor Senior Debt” or “Senior Secured Financing” (or any comparable term) under, and as defined in, any Junior Financing Documentation with respect to Junior Financing referred to in clause (i) of the definition thereof.

Section 3.20. Insurance. Except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, the properties of the Borrower and its Restricted Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Restricted Subsidiary operates.

Section 3.21. Labor Matters. Except as, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (i) there are no strikes or other labor disputes against the Borrower or any of its Restricted Subsidiaries pending or, to the knowledge of the Borrower, threatened; (ii) hours worked by and payment made to employees of the Borrower or any of its Restricted Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable laws dealing with such matters; and (iii) all payments due from the Borrower or any of its Restricted Subsidiaries on account of wages and employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant party to the extent required by GAAP.

Section 3.22. Use of Proceeds. The proceeds of the Term Loans, except for the Term Loans made pursuant to the Edline Commitment, shall be used solely to finance, in part, the Acquisition and the other Transactions, including the payment of fees and expenses relating thereto, and for general corporate purposes. The proceeds of the Term Loans made pursuant to the Edline Commitment shall be used solely to finance the repayment of all third party Indebtedness for borrowed money of Edline Holdings, Inc. and its subsidiaries outstanding immediately prior to the Closing Date, the repurchase of Preferred Stock of Edline Holdings, Inc. held by any third party other than the Sponsor, payments to certain members of management of Edline Holdings, Inc. and its subsidiaries and for general corporate purposes. The proceeds of the Revolving Loans and Swingline Loans shall be utilized to pay amounts owing to effect the Acquisition and the other Transactions, including the payments of fees and expenses relating thereto, and for working capital, capital expenditures and other general corporate purposes; provided that Revolving Loans may not be incurred on the Closing Date, except (i) to the extent necessary to fund OID or upfront or similar fees in connection with any of the Credit Facilities or the Second Lien Facility and (ii) for any other purpose set forth herein in an aggregate amount under this clause (ii) not to exceed $10,000,000. The Letters of Credit shall be used on and after the Closing Date solely to support obligations of the Borrower and its Restricted Subsidiaries incurred for working capital or general corporate purposes and not prohibited by this Agreement (including to backstop or “roll over” any letters of credit outstanding on the Closing Date).

Section 3.23. OFAC. Neither the Borrower nor any of its Restricted Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Borrower will not directly or indirectly use the proceeds of the Loans or the Letters of Credit or lend, contribute or otherwise make available such proceeds, to any Person for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

ARTICLE 4

CONDITIONS OF LENDING

The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder are subject to the satisfaction (or waiver by the Arrangers in the case of conditions applicable to the Closing Date and in accordance with Section 9.08 thereafter) of the following conditions:

Section 4.01. All Credit Events. On the date of the making of each Loan after the Closing Date, including the making of a Swingline Loan and on the date of each issuance, amendment, extension or renewal of a Letter of Credit (other than any amendment, extension or renewal that does not increase the maximum face amount of such Letter of Credit) (each such event being called a “Credit Event”; it being understood that the conversion into or continuation of a Eurodollar Loan does not constitute a Credit Event):

(a) The Administrative Agent shall have received a notice of such Loan as required by Section 2.03 (or such notice shall have been deemed given in accordance with Section 2.02) or, in the case of the issuance, amendment, extension or renewal of a Letter of Credit, the relevant Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance, amendment, extension or renewal of such Letter of Credit as required by Section 2.23(b) or, in the case of the Borrowing of a Swingline Loan, the Swingline Lender and the Administrative Agent shall have received a notice requesting such Swingline Loan as required by Section 2.22(b).

(b) The representations and warranties set forth in Article 3 and in each other Loan Document shall be true and correct in all material respects on and as of the date of such Credit Event with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date.

(c) At the time of and immediately after such Credit Event, no Default or Event of Default shall have occurred and be continuing.

(d) Immediately before and after giving effect to such Credit Event, the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) will not be greater than the Financial Covenant Level then in effect (and upon the request of the Administrative Agent, the Borrower shall deliver to the Administrative Agent an Officer’s Certificate setting forth any such pro forma calculation of the Consolidated Secured Debt Ratio).

Each Credit Event shall be deemed to constitute a representation and warranty by the Borrower to the relevant Lenders and/or Issuing Banks on the date of such Credit Event as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

Section 4.02. Conditions to Initial Credit Extension. On the Closing Date:

(a) This Agreement shall have been duly executed and delivered by a Responsible Officer of the Borrower.

(b) The Administrative Agent shall have received, on behalf of itself, the Lenders and each Issuing Bank, an opinion of Weil, Gotshal & Manges LLP, special counsel for the Loan Parties dated the Closing Date and addressed to each Issuing Bank, the Administrative Agent and the Lenders, substantially in the form of Exhibit K hereto.

(c) The Administrative Agent shall have received (i) a copy of the certificate or articles of incorporation or organization, including all amendments thereto, of each Loan Party, certified as of a recent date by the Secretary of State of the state of its organization, and a certificate as to the good standing (where relevant) of each Loan Party as of a recent date, from such Secretary of State or similar Governmental Authority and (ii) a certificate of the Secretary or Assistant Secretary of each Loan Party dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the by-laws or operating (or limited liability company) agreement of such Loan Party as in effect on the Closing Date, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors (or equivalent body) of such Loan Party authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and, in the case of the Borrower, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that (except in connection with the Acquisition) the certificate or articles of incorporation or organization of such Loan Party have not been amended since the date of the last amendment thereto shown on the certificate of good standing furnished pursuant to clause (i) above, and (D) as to the incumbency and specimen signature of each officer executing any Loan Document on behalf of such Loan Party and countersigned by another officer as to the incumbency and specimen signature of the Secretary, Assistant Secretary or Manager(s), as applicable, executing the certificate pursuant to clause (ii) above.

(d) The Administrative Agent shall have received a certificate, dated the Closing Date and signed by a Responsible Officer of the Borrower, certifying compliance with the conditions precedent set forth in paragraphs (h), (i) and (s) below.

(e) The Security Documents (other than any Mortgages) shall have been duly executed and delivered by a Responsible Officer of Holdings and each Loan Party that is to be a party thereto. All actions necessary to establish that the Collateral Agent will have a perfected first priority Lien on the Collateral (subject to Liens permitted by Section 6.02) shall have been taken to the extent required by the Security Documents.

(f) The Administrative Agent shall have received the results of (i) searches of the Uniform Commercial Code filings (or equivalent filings) and (ii) bankruptcy, judgment, tax and intellectual property lien searches, made with respect to the Loan Parties in the states of formation of such Person, together with (in the case of clause (i)) copies of the financing statements (or similar documents) disclosed by such search.

(g) The Administrative Agent shall have received a certificate as to coverage under the insurance policies required by Section 5.02.

(h) The Specified Representations shall be true and correct in all material respects on and as of the Closing Date.

(i) The representations made by the Company (as defined in the Acquisition Agreement) and its subsidiaries in the Acquisition Agreement that are material to the interests of the Lenders under this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the Closing Date (except to the extent relating to an earlier date, in which case, such representations shall be true and correct in all material respects as of such earlier date), except for any such failure to be true and correct that does not provide the Acquisition Corp. or any of its Affiliates the right to terminate its or such Affiliate’s obligations under the Acquisition Agreement as a result thereof.

(j) The Acquisition shall be consummated substantially concurrently with or prior to any funding of the Loans substantially pursuant to the provisions of the Acquisition Agreement, without giving effect to any amendment, consent, waiver or other modification thereof or thereto from the executed form thereof delivered to the Arrangers on June 30, 2011 that is materially adverse to the interests of the Lenders that is not approved by the Arrangers (it being agreed that any reduction in the purchase price thereunder of over 10% shall be deemed to be materially adverse to the Lenders and any reduction of such purchase price of less than 10% shall not be deemed materially adverse to the Lenders and shall be allocated (x) 60% to a reduction in the aggregate principal amount of loans under the Second Lien Facility and (y) 40% to a reduction in the amount of the Equity Contribution).

(k) After giving effect to the consummation of the Acquisition and the repayment of certain Indebtedness on the Closing Date, the Borrower and its subsidiaries (other than Edline Holdings, Inc. and its subsidiaries) shall have no outstanding preferred equity or indebtedness for borrowed money, in each case held by third parties, except for indebtedness incurred as a result of the Loans, loans under the Second Lien Facility, and Acquired Indebtedness and Capitalized Lease Obligations, each as set forth on Schedule 6.01.

(l) Since December 31, 2010, there shall not have occurred a Company Material Adverse Effect.

(m) The Lenders shall have received (i) audited consolidated financial statements of the Company for the fiscal years ended on December 31 on each of 2008, 2009 and 2010, certified by the Company’s independent registered public accountants with an unqualified opinion thereon, (ii) unaudited consolidated financial statements for the Company for the most recent of the first three interim quarterly periods for which financial statements are available (but in no event for a period ended less than 45 days prior to the Closing Date) and (iii) a pro forma consolidated balance sheet of the

Company as of the date of the most recent consolidated balance sheet delivered pursuant to clause (i) or (ii) and a pro forma statement of operations for the 12-month period ending on such date, in each case adjusted to give effect to the Transactions and the other transactions related thereto and such other adjustments as shall be agreed between the Borrower and the Arrangers.

(n) The Administrative Agent shall have received a certificate dated the Closing Date of the Chief Financial Officer of the Borrower substantially in the form of Exhibit J certifying the solvency, after giving effect to the Transactions, of the Borrower and its subsidiaries on a consolidated basis.

(o) The Borrower shall have received the Equity Contribution.

(p) The Administrative Agent shall have received a promissory note in form and substance reasonably acceptable to the Administrative Agent executed by the Borrower in favor of each Lender requesting a promissory note;

(q) All fees required to be paid on the Closing Date to the extent invoiced at least three (3) Business Days prior to the Closing Date (except as otherwise reasonably agreed by the Borrower) shall have been paid (which amounts may be offset against the proceeds of the Credit Facilities).

(r) The Administrative Agent shall have received at least three (3) Business Days prior to the Closing Date all documentation and other information about the Borrower and the Guarantors as has been reasonably requested in writing at least ten (10) Business Days prior to the Closing Date by the Administrative Agent or any Arranger that the Administrative Agent or such Arranger has reasonably determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the USA PATRIOT Act.

(s) Solely with respect to the Edline Commitment:

(i) After giving effect to the consummation of the Edline Acquisition and the repayment of certain Indebtedness and the repurchase of certain Preferred Stock on the Closing Date , Edline Holdings, Inc. and its subsidiaries shall have no outstanding Indebtedness for borrowed money held by third parties or Preferred Stock held by any third party other than the Sponsor.

(ii) Since the date of the last audited financial statements of Edline Holdings, Inc. and its subsidiaries received by the Lead Arrangers, there shall not have occurred any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, properties, financial condition or results of operations of Edline Holdings, Inc. and its subsidiaries, taken as a whole.

(iii) Immediately after giving effect to the Edline Acquisition, the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) would not be greater than the Financial Covenant Level.

The Administrative Agent shall have received a notice of such Loan as required by Section 2.03 (or such notice shall have been deemed given in accordance with Section 2.02) or, in the case of the issuance, amendment, extension or renewal of a Letter of Credit, the relevant Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance, amendment, extension or renewal of such Letter of Credit as required by Section 2.23(b) or, in the case of the Borrowing of a Swingline Loan, the Swingline Lender and the Administrative Agent shall have received a notice requesting such Swingline Loan as required by Section 2.22(b).

Notwithstanding anything to the contrary contained herein, the conditions precedent contained in clauses (c), (e), (h), and (r) shall be applicable to Edline Holdings, Inc. and its subsidiaries only with respect to the Edline Commitment, and the Edline Acquisition and borrowings under the Edline Commitment shall not be made on or prior to the Closing Date if such conditions precedent would not be satisfied with respect to Edline Holdings, Inc. and its subsidiaries. For the avoidance of doubt, clause (s) shall not constitute a condition precedent to the initial funding of the Commitments (other than the Edline Commitment) whether or not the Edline Acquisition has been made.

Without limiting the generality of the provisions of the last paragraph of Section 8.03, for purposes of determining compliance with the conditions specified in this Section 4.02, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

ARTICLE 5

AFFIRMATIVE COVENANTS

The Borrower covenants and agrees with each Lender that until the Termination Date the Borrower will, and will cause each of its Restricted Subsidiaries to:

Section 5.01. Existence; Compliance with Laws; Businesses and Properties.

(a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence under the laws of its jurisdiction of organization, except (i) (other than in the case of the Borrower) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect or (ii) as otherwise expressly permitted under Section 6.04 or Section 6.05.

(b) Other than as could not reasonably be expected to have a Material Adverse Effect, (i) do or cause to be done all things reasonably necessary to obtain, preserve, renew, extend and keep in full force and effect the material rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names necessary or desirable to the conduct of its business, (ii) comply in all material respects with applicable laws, rules, regulations and decrees and orders of any Governmental Authority (including Environmental Laws and ERISA), whether now in effect or hereafter enacted, (iii) maintain and preserve all property necessary or desirable to the conduct of such business and keep such property in good repair, working order and condition, ordinary wear and tear, casualty and condemnation excepted, and (iv) from time to time make, or cause to be made, all needed repairs, renewals, additions, improvements and replacements thereto necessary or desirable to the conduct of its business.

Section 5.02. Insurance.

(a) Keep its material insurable properties adequately insured in all material respects at all times by financially sound and reputable insurers to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses operating in the same or similar locations.

(b) Subject to the Intercreditor Agreement, cause all such policies covering any Collateral to be endorsed or otherwise amended to include a customary lender’s loss payable endorsement and, to the extent available on commercially reasonable terms, cause each such policy to provide that it shall not be canceled, modified or not renewed (i) by reason of nonpayment of premium unless not less than ten (10) days’ prior written notice thereof is given by the insurer to the Collateral Agent (giving the Collateral Agent the right to cure defaults in the payment of premiums) or (ii) for any other reason unless not less than 30 days’ prior written notice thereof is given by the insurer to the Collateral Agent.

Section 5.03. Taxes. Pay and discharge when due all Taxes imposed upon it or upon its income or profits or in respect of its property, before the same shall become overdue by more than 30 days; provided, however, that such payment and discharge shall not be required with respect to any such Tax (a) so long as the validity or amount thereof is being contested in good faith by appropriate proceedings diligently conducted and with respect to which adequate reserves in accordance with GAAP have been established or (b) with respect to which the failure to pay or discharge could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 5.04. Financial Statements, Reports, Etc. Furnish to the Administrative Agent (who will distribute to each Lender):

(a) within 120 days after the end of the fiscal year ending December 31, 2011, and within 90 days after the end of each fiscal year thereafter, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Borrower and its consolidated subsidiaries as of the close of such fiscal year and the results of its operations and the operations of such Persons during such year (or, with respect to the fiscal year ending December 31, 2011 only, of (i) the Company and its consolidated subsidiaries for the period from January 1, 2011 to the Closing Date and (ii) Edline Holdings, Inc. and its consolidated subsidiaries for the period from January 1, 2011 to December 31, 2011 (which will include the financial results of the Company consolidated from the Closing Date through December 31, 2011), together with an unaudited pro forma schedule (the “Pro Forma Schedule”) for the Borrower and its consolidated subsidiaries on a combined basis for the fiscal year ending December 31, 2011), together with comparative figures for the immediately preceding fiscal year (or, with respect to the fiscal year ending December 31, 2012 only, with unaudited comparative figures against the Pro Forma Schedule), all in reasonable detail and prepared in accordance with GAAP, all audited by Ernst & Young LLP or other independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which opinion shall be without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Borrower and its consolidated subsidiaries on a consolidated basis in accordance with GAAP;

(b) within 60 days after the end of the fiscal quarter ending September 30, 2011, and within 45 days after the end of each of the first 3 fiscal quarters of each fiscal year thereafter, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Borrower and its consolidated subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such Persons during such fiscal quarter and the then elapsed portion of the fiscal year, and for each fiscal quarter occurring after the first anniversary of the Closing Date, comparative figures for the same periods in the immediately preceding fiscal year, all certified by one of its Financial Officers as fairly presenting in all material respects the financial condition and results of operations of the Borrower and its consolidated subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes;

(c) concurrently with any delivery of Section 5.04 Financials, a certificate of a Financial Officer of the Borrower (i) certifying that to such Financial Officer’s knowledge, no Event of Default or Default has occurred and is continuing or, if such an Event of Default or Default has occurred and is continuing, reasonably specifying the nature thereof and (ii) setting forth (x) to the extent applicable, computations in reasonable detail of the Consolidated Secured Debt Ratio for such period and, (y) in the case of a certificate delivered with the financial statements required by Section 5.04(a) above (commencing with the fiscal year ended December 31, 2012), setting forth the Borrower’s calculation of Excess Cash Flow;

(d) within 90 days after the commencement of each fiscal year of the Borrower, a detailed consolidated budget for such fiscal year, including a projected consolidated balance sheet and related statements of projected operations and cash flows as of the end of and for such fiscal year and setting forth the material assumptions used for purposes of preparing such budget;

(e) simultaneously with the delivery of each set of consolidated financial statements referred to in Sections 5.04(a) and 5.04(b) above, the related consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries from such consolidated financial statements (but only to the extent such Unrestricted Subsidiaries would not be considered “minor” under Rule 3-10 of Regulation S-X under the Securities Act);

(f) simultaneously with the delivery of each set of consolidated financial statements referred to in Sections 5.04(a) and 5.04(b) above, a written reconciliation between the calculation of “consolidated net income” in accordance with GAAP and the calculation of EBITDA in accordance with the terms of this Agreement;

(g) simultaneously with the delivery of each set of consolidated financial statements referred to in Sections 5.04(a) and 5.04(b) above, a narrative report and management’s discussion and analysis of the financial condition and results of operations for such fiscal year or fiscal quarter and the then elapsed portion of the fiscal year, as applicable, as compared to the comparable periods in the previous fiscal year and budgeted amounts;

(h) after the request by any Lender (through the Administrative Agent), all documentation and other information that such Lender reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(i) promptly, from time to time, such other information regarding the operations, business, legal or corporate affairs and financial condition of the Borrower or any Restricted Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request; and

(j) promptly following each delivery of financial statements of the Borrower pursuant to Sections 5.04(a) and 5.04(b), the Borrower shall host a conference call with Lenders during normal business hours, at the Borrower’s expense, to discuss the results of operations of the Borrower and its consolidated subsidiaries.

Information required to be delivered pursuant to this Section 5.04 shall be deemed to have been delivered if such information, or one or more annual or quarterly reports containing such information, shall have been posted by the Administrative Agent on a SyndTrak, IntraLinks or similar site to which the Lenders have been granted access or shall be available on the website of the Securities and Exchange commission at http://www.sec.gov or on the website of the Borrower. Information required to be delivered pursuant to this Section may also be delivered by electronic communications pursuant to procedures approved by the Administrative Agent. Each Lender shall be solely responsible for timely accessing posted documents and maintaining its copies of such documents.

Notwithstanding the foregoing, so long as neither Holdings nor the applicable Parent engage in any business activity other than (v) the ownership of all outstanding Equity Interests in the Borrower, Holdings or an intermediate holding company, (w) maintaining its corporate existence, (x) participating in tax, accounting and other administrative activities as the parent of the consolidated group of companies, including the Loan Parties, (y) the execution and delivery of the Loan Documents, the Second Lien Loan Documents, and documents relating to the Additional Pari Passu Notes, the Second Lien Additional Pari Passu Notes, Credit Agreement Refinancing Indebtedness, Second Lien Credit Agreement Refinancing Indebtedness, Permitted Senior Debt and Permitted Senior Subordinated Debt, in each case, to which it is a party and the performance of its obligations thereunder and (z) activities incidental to the businesses or activities described in clauses (v) through (y) above, if (i) the Borrower’s financial statements are consolidated with Holdings’ or such Parent’s financial statements or (ii) Holdings or such Parent is subject to periodic reporting requirements of the Securities Exchange Act of 1934 and the Borrower is not, then the requirement to deliver consolidated financial statements of the Borrower and its Restricted Subsidiaries (and the related opinion from independent public accountants) pursuant to Sections 5.04(a) and 5.04(b) may be satisfied by delivering consolidated financial statements of Holdings or such Parent (and the related opinion from independent public accountants) accompanied by a schedule showing, in reasonable detail, consolidating adjustments, if any, attributable solely to Holdings and any such Parent.

Section 5.05. Notices. Promptly upon any Financial Officer or the secretary of the Borrower becoming aware thereof, furnish to the Administrative Agent notice of the following:

(a) the occurrence of any Event of Default or Default; and

(b) the occurrence of any event including (i) any dispute, litigation, investigation, or proceeding between the Borrower or any Restricted Subsidiary and any Governmental Authority; (ii) the commencement of any litigation or proceeding affecting the Borrower or any Restricted Subsidiary, including pursuant to any applicable Environmental Laws; or (iii) the occurrence of any ERISA Event alone, or together with any other ERISA Events that have occurred in each case, that has had, or could reasonably be expected to have, a Material Adverse Effect.

Section 5.06. Information Regarding Collateral. Furnish to the Administrative Agent notice of any change on or prior to the later to occur of (a) 30 days following the occurrence of such change and (b) the date of the required delivery of the Pricing Certificate following such change (or such longer period as to which the Administrative Agent may consent) (i) in any Loan Party’s legal name, (ii) in the jurisdiction of organization or formation of any Loan Party or (iii) in any Loan Party’s identity or corporate structure.

Section 5.07. Maintaining Records; Access to Properties and Inspections; Maintenance of Ratings.

(a) Keep proper books of record and account in which full, true and correct entries in conformity with GAAP are made.

(b) Permit any representatives designated by the Administrative Agent (or any Lender if accompanying the Administrative Agent) to visit and inspect during normal business hours the financial records and the properties of the Borrower or the Restricted Subsidiaries upon reasonable advance notice, and to make extracts from and copies of such financial records, and permit any such representatives to discuss the affairs, finances and condition of such Person with the officers thereof and independent accountants therefor; provided that the Administrative Agent shall give the Borrower an opportunity to participate in any discussions with its accountants; provided, further, that in the absence of the existence of an Event of Default, the Administrative Agent shall not exercise its rights under this Section 5.07 more often than two times during any fiscal year and only one such time shall be at the Borrower’s expense; provided, further, that when an Event of Default exists, the Administrative Agent (or any Lender if accompanying the Administrative Agent) and their respective designees may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice.

(c) Use commercially reasonable efforts to obtain and thereafter maintain in effect annual private letter ratings for the Credit Facilities from each Rating Agency; provided that if private letter ratings are no longer provided by the applicable Rating Agency, the Borrower must use commercially reasonable efforts to obtain a public rating from such Rating Agency.

Section 5.08. Use of Proceeds. The Borrower shall use the proceeds of the Loans and the Letters of Credit solely for the purposes set forth in Section 3.22.

Section 5.09. Further Assurances.

(a) Subject to the terms of the Intercreditor Agreement, from time to time duly authorize, execute and deliver, or cause to be duly authorized, executed and delivered, such additional instruments, certificates, financing statements, agreements or documents, and take all reasonable actions (including filing UCC and other financing statements but subject to the limitations set forth in the Security Documents), as the Administrative Agent or the Collateral Agent may reasonably request, for the purposes of perfecting the rights of the Administrative Agent, the Collateral Agent and the Secured Parties with respect to the Collateral (or with respect to any additions thereto or replacements or proceeds or products thereof or with respect to any other property or assets hereafter acquired by the Borrower or any other Loan Party which may be deemed to be part of the Collateral) pursuant hereto or thereto.

(b) Subject to the terms of the Intercreditor Agreement, with respect to any assets acquired by any Loan Party after the Closing Date of the type constituting Collateral under the Guarantee and Collateral Agreement and as to which the Collateral Agent, for the benefit of the Secured Parties, does not have a perfected security interest, on or prior to the later to occur of (i) 30 days following such acquisition and (ii) the date of the required delivery of the Pricing Certificate following the date of such acquisition (or such longer period as to which the Administrative Agent may consent), (x) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Guarantee and Collateral Agreement or such other Security Documents as the Administrative Agent deems necessary to grant to the Collateral Agent, for the benefit of the Secured Parties, a security interest in such assets and (y) take all commercially reasonable actions necessary to grant to, or continue on behalf of, the Collateral Agent, for the benefit of the Secured Parties, a perfected security interest in such assets (subject only to Liens permitted under Section 6.02), including the filing of UCC financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement or as may be reasonably requested by the Administrative Agent or the Collateral Agent (but subject to the limitations set forth in the Security Documents).

(c) Subject to the terms of the Intercreditor Agreement, with respect to any wholly owned Restricted Subsidiary (other than an Excluded Subsidiary) created or acquired after the Closing Date (which for purposes of this clause (c) shall include any existing wholly owned Restricted Subsidiary that ceases to be an Excluded Subsidiary), on or prior to the later to occur of (i) 30 days following the date of such creation or acquisition and (ii) the date of the required delivery of the Pricing Certificate following such creation or acquisition (or such longer period as to which the Administrative Agent may consent), (x) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Guarantee and Collateral Agreement as the Administrative Agent deems necessary to grant to the Collateral Agent, for the benefit of the Secured Parties, a valid, perfected security interest in the Equity Interests in such new subsidiary that are owned by any of the Loan Parties to the extent the same constitute Collateral under the terms of the Guarantee and Collateral Agreement, (y) deliver to the Collateral Agent the certificates representing any of such Equity Interests that constitute certificated securities, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the pledgor and (z) cause such Restricted Subsidiary (A) to become a party to the Guarantee and Collateral Agreement and, to the extent applicable, each Intellectual Property Security Agreement and (B) to take such actions necessary to grant to the Collateral Agent, for the benefit of the Secured Parties, a perfected security interest in any assets required to be Collateral pursuant to the Guarantee and Collateral Agreement and each Intellectual Property Security Agreement with respect to such Restricted Subsidiary, including, if applicable, the recording of instruments in the United States Patent and Trademark Office and the United States Copyright Office and the filing of UCC financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement, any applicable Intellectual Property Security Agreement or as may be reasonably requested by the Administrative Agent or the Collateral Agent (but subject to the limitations set forth in the Security Documents).

(d) Subject to the terms of the Intercreditor Agreement, with respect to any Equity Interests in any first-tier Foreign Subsidiary (other than an Immaterial Subsidiary, an Unrestricted Subsidiary or any Foreign Subsidiary with respect to which a pledge of such subsidiary’s Equity Interests is prohibited by applicable law or contractual obligations) or Foreign Subsidiary Holding Company that are acquired after the Closing Date by any Loan Party (including as a result of formation of a new Foreign Subsidiary), on or prior to the later to occur of (i) 30 days following the date of such acquisition and (ii) the date of the required delivery of the Pricing Certificate following the date of such acquisition (or such longer period as to which the Administrative Agent may consent), (x) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Guarantee and Collateral Agreement as the Administrative Agent reasonably deems necessary in order to grant to the Collateral Agent, for the benefit of the Secured Parties, a perfected security interest (subject only to Liens permitted under Section 6.02) in the Equity Interests in such Foreign Subsidiary or Foreign Subsidiary Holding Company that are owned by the Loan Parties to the extent the same constitutes Collateral under the terms of the Guarantee and Collateral Agreement (provided that in no event shall more than 65% of the total outstanding Equity Interests in any Foreign Subsidiary or Foreign Subsidiary Holding Company be required to be so pledged) and (y) deliver to the Collateral Agent any certificates representing any such Equity Interests that constitute certificated securities, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the pledgor, as the case may be, and take such other action as may be reasonably requested by the Administrative Agent or the Collateral Agent to perfect the security interest of the Collateral Agent thereon (but subject to the limitations set forth in the Security Documents).

(e) With respect to any fee interest in any real property located in the United States with a book value in excess of $2,500,000 (as reasonably estimated by the Borrower) acquired after the Closing Date by any Loan Party, within 90 days following the date of such acquisition (or such longer period as to which the Administrative Agent may consent) (i) execute and deliver Mortgages in favor of the Collateral Agent, for the benefit of the Secured Parties, covering such real property and complying with the provisions herein and in the Security Documents and (ii) with respect to each such Mortgage, (w) an opinion of counsel in each state in which any such Mortgage is to be recorded in form and substance reasonably satisfactory to the Administrative Agent, (x) a title policy in form and substance reasonably satisfactory to the Administrative Agent, (y) any existing survey and (z) a Standard Flood Hazard Determination Form (FEMA Form 81-93) certifying whether the real property encumbered by such Mortgage is located in a special flood hazard area.

Notwithstanding anything to the contrary in this Section 5.09 or any other Security Document (1) the Collateral Agent shall not require the taking of a Lien on, or require the perfection of any Lien granted in, those assets as to which the cost of obtaining or perfecting such Lien (including any mortgage, stamp, intangibles or other tax or expenses relating to such Lien) is excessive in relation to the benefit to the Secured Parties of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent and (2) Liens required to be granted pursuant to this Section 5.09 shall be subject to exceptions and limitations consistent with those set forth in the Security Documents as in effect on the Closing Date (to the extent appropriate in the applicable jurisdiction).

Section 5.10. Designation of Subsidiaries. (a) The Borrower may designate any subsidiary (including any existing subsidiary and any newly acquired or newly formed subsidiary) to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Borrower or any Restricted Subsidiary (other than solely any subsidiary of such subsidiary to be designated that is simultaneously being designated as an Unrestricted Subsidiary); provided that

(i) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Borrower;

(ii) such designation complies with the covenants described in Section 6.03(c);

(iii) no Default or Event of Default shall have occurred and be continuing;

(iv) the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis taking into account such designation) will not be greater than the Financial Covenant Level;

(v) each of:

(A) the subsidiary to be so designated; and

(B) its subsidiaries

has not at the time of designation, and does not thereafter, incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Borrower or any Restricted Subsidiary. Furthermore, no subsidiary may be designated as an Unrestricted Subsidiary hereunder unless it is also designated as an “Unrestricted Subsidiary” for purposes of any Junior Financing, Additional Pari Passu Notes, Credit Agreement Refinancing Indebtedness and Second Lien Credit Agreement Refinancing Indebtedness; and

(vi) no Unrestricted Subsidiary, once designated as a Restricted Subsidiary may thereafter be redesignated as an Unrestricted Subsidiary.

(b) The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, (i) no Default or Event of Default shall have occurred and be continuing and (ii) the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis taking into account such designation) will not be greater than the Financial Covenant Level. Furthermore, no subsidiary may be re-designated as a Restricted Subsidiary hereunder unless it is also designated as a “Restricted Subsidiary” for purposes of any Junior Financing, Additional Pari Passu Notes, Credit Agreement Refinancing Indebtedness and Second Lien Credit Agreement Refinancing Indebtedness.

Any such designation by the Borrower shall be notified by the Borrower to the Administrative Agent by promptly filing with the Administrative Agent a copy of the resolution of the board of directors of the Borrower or any committee thereof giving effect to such designation and an officer’s certificate certifying that such designation complied with the foregoing provisions.

Notwithstanding the foregoing, the Borrower may designate CERNET-Blackboard Information Technology (Beijing) Co., Ltd. as an Unrestricted Subsidiary upon such entity becoming a Subsidiary of the Borrower so long as the conditions set forth in clauses (a)(i), (ii), (iii) and (v) above are satisfied.

Section 5.11. Interest Rate Protection. Enter into prior to 120 days following the Closing Date (or such later date as agreed to by the Administrative Agent), and maintain at all times thereafter, interest rate protection so that for a period ending not less than two years after the Closing Date no less than 50% of the Term Loans and Second Lien Loans as of the Closing Date either (x) bears interest at a fixed rate or (y) is subject to such interest rate protection.

Section 5.12. Post-Closing Obligations. The Borrower shall, and shall cause its Restricted Subsidiaries to, take the actions set forth in Schedule 5.12 within the timeframes set forth therein.

ARTICLE 6

NEGATIVE COVENANTS

The Borrower covenants and agrees that, until the Termination Date the Borrower will not, nor will it cause or permit any of its Restricted Subsidiaries to:

Section 6.01. Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) Directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness and the Borrower and the Guarantors will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary that is not a Guarantor to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Borrower and its Restricted Subsidiaries may incur unsecured Indebtedness or issue shares of Disqualified Stock if the Consolidated Leverage Ratio at the time such additional Indebtedness is incurred or such Disqualified Stock is issued would have been no greater than 6.75 to 1.00, determined on a Pro Forma Basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the most recently ended four fiscal quarters for which financial statements have been delivered (or required to have been delivered) pursuant to Section 5.04 or, prior to the delivery or required delivery of the first such financial statements, referred to in Section 3.05(b); provided, further, that any incurrence of Indebtedness or issuance of Disqualified Stock by a Restricted Subsidiary that is not a Guarantor pursuant to this clause (a) is subject to the limitations of clause (f) below.

(b) The limitations set forth in clause (a) will not apply to the following items:

(i) Indebtedness of the Borrower or any Guarantor (A) under any Loan Documents (including letters of credit and bankers’ acceptances thereunder), including without limitation Indebtedness under any Incremental Facility, and (B) pursuant to Additional Pari Passu Notes or any Credit Agreement Refinancing Indebtedness (including pursuant to any Refinancing Amendment);

(ii) Indebtedness under the Second Lien Loan Documents of the Borrower or any Guarantor and any Permitted Senior Subordinated Debt and Permitted Senior Debt used to refinance the Second Lien Obligations in an aggregate outstanding principal amount not to exceed $350,000,000, plus the amount of any Second Lien Additional Indebtedness permitted to be incurred under Section 2.24 of the Second Lien Credit Agreement and any Second Lien Credit Agreement Refinancing Indebtedness permitted to be incurred under the Second Lien Credit Agreement, in each case as in effect on the Closing Date (or as amended in accordance with the Intercreditor Agreement);

(iii) Indebtedness of the Borrower and its Restricted Subsidiaries in existence on the Closing Date and set forth in all material respects on Schedule 6.01;

(iv) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Borrower or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Equity Interests of any Person owning such assets in an aggregate principal amount, together with all other Indebtedness, Disqualified Stock and/or Preferred Stock incurred and outstanding under this clause (iv) (together with the aggregate principal amount of any Refinancing Indebtedness in respect thereof) not to exceed $10,000,000 at any time outstanding, so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(v) Indebtedness incurred by the Borrower or any Restricted Subsidiary constituting reimbursement obligations with respect to bankers’ acceptances and letters of credit issued in the ordinary course of business and not supporting Indebtedness for borrowed money, including letters of credit in respect of workers’ compensation laws, unemployment insurance laws or similar legislation, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation laws, unemployment insurance laws or similar legislation;

(vi) Indebtedness arising from agreements of the Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or retained in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Borrower or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (vi));

(vii) Indebtedness among the Borrower and its Restricted Subsidiaries; provided that any such Indebtedness owing by the Borrower or a Guarantor to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Obligations (it being understood that so long as no Event of Default then exists, the Borrower or such Guarantor may repay such Indebtedness); provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (vii);

(viii) shares of Preferred Stock of a Restricted Subsidiary issued to the Borrower or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Borrower or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (viii);

(ix) Hedging Obligations for the purpose of limiting interest rate risk with respect to any Indebtedness permitted under this Section 6.01, exchange rate risk or commodity pricing risk in the ordinary course of business and not for speculative purposes;

(x) obligations in respect of customs, stay, performance, bid, appeal and surety bonds and completion guarantees and other obligations of a like nature provided by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(xi) Indebtedness or Disqualified Stock of the Borrower or a Subsidiary Guarantor and Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary that is not a Guarantor not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (xi), does not at any one time outstanding exceed $25,000,000 (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (xi) shall cease to be deemed incurred or outstanding for the purposes of Section 6.01(a) from and after the first date on which the Borrower or such Restricted Subsidiary could have incurred such Indebtedness or Disqualified Stock under Section 6.01(a) without reliance on this clause (xi)); provided, further that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by a Restricted Subsidiary pursuant to this clause (xi) is subject to the limitations of paragraph (f) below;

(xii) the incurrence by the Borrower or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Additional Pari Passu Notes or any Indebtedness, Disqualified Stock or Preferred Stock permitted under Section 6.01(a) or any of clauses (ii), (iii), (iv), (xiii)or this clause (xii), each of this Section 6.01(b), including, in each case, additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay accrued interest, premiums (including tender premiums), defeasance costs and fees and expenses in connection therewith (collectively, the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(B) to the extent such Refinancing Indebtedness refinances (1) Indebtedness under the Second Lien Loan Documents or any Second Lien Additional Pari Passu Notes, such Refinancing Indebtedness is incurred subject to the terms of the Intercreditor Agreement, (2) Additional Pari Passu Notes, such Refinancing Indebtedness shall meet the requirements of Section 2.24(c), (3) Indebtedness subordinated or pari passu to the Obligations, such Refinancing Indebtedness is subordinated or pari passu to the Obligations at least to the same extent as the Indebtedness being refinanced or refunded or (4) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(C) shall not include:

(1) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Borrower;

(2) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(3) Indebtedness, Disqualified Stock or Preferred Stock of the Borrower or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

provided, further, that (x) any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Guarantor pursuant to this clause (x) shall be subject to the limitations set forth in Section 6.01(f) to the same extent as the Indebtedness refinanced and (y) Refinancing Indebtedness incurred to refinance Indebtedness outstanding under clauses (iv) and (xiii) of this Section 6.01(b) shall be without duplication of any amounts outstanding under such clauses.

(xiii) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Borrower or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Borrower or any Restricted Subsidiary or merged into the Borrower or a Restricted Subsidiary in accordance with the terms of this Agreement or that is assumed by the Borrower or any Restricted Subsidiary in connection with such acquisition so long as:

(A) no Default exists or shall result therefrom;

(B) any Indebtedness, Disqualified Stock or Preferred Stock incurred in reliance on clause (x) above shall not be Secured

Indebtedness and shall not mature (and shall not be mandatorily redeemable in the case of Disqualified Stock of Preferred Stock) or require any payment of principal, in each case, prior to the date which is 91 days after the latest Term Loan Maturity Date;

(C) any Indebtedness, Disqualified Stock or Preferred Stock incurred in reliance on clause (y) above shall not have been incurred in contemplation of such acquisition and either (1) the aggregate principal amount of such Indebtedness constituting Secured Indebtedness, together with all Refinancing Indebtedness in respect thereof, shall not exceed $35,000,000 or (2) after giving pro forma effect to such acquisition or merger, the Consolidated Secured Debt Ratio is less than or equal to the Consolidated Secured Debt Ratio immediately prior to such acquisition or merger; and

(D) after giving pro forma effect to such acquisition or merger either (1) the Consolidated Leverage Ratio is less than the Consolidated Leverage Ratio immediately prior to such acquisition or merger or (2) the Borrower would be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 6.01(a);

provided that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by a Restricted Subsidiary that is not a Guarantor pursuant to this clause (xiii) is subject to the limitations of paragraph (f) below;

(xiv) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two (2) Business Days of its incurrence;

(xv) Indebtedness of the Borrower or any of its Restricted Subsidiaries supported by a Letter of Credit in a principal amount not to exceed the face amount of such Letter of Credit; provided that any incurrence of Indebtedness by a Restricted Subsidiary that is not a Guarantor pursuant to this clause (xv) is subject to the limitations of paragraph (f) below;

(xvi) any guarantee by the Borrower or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as such Indebtedness is permitted under this Agreement, or any guarantee by a Restricted Subsidiary of Indebtedness of the Borrower; provided that, in each case, (x) such Restricted Subsidiary shall comply with its obligations under Section 5.09 and (y) in the case of any guarantee of Material Indebtedness of the Borrower or any Guarantor by any Restricted Subsidiary that is not a Guarantor, such Restricted Subsidiary becomes a Guarantor under this Agreement;

(xvii) Indebtedness of any Foreign Subsidiary in an amount not to exceed at any one time outstanding, together with any other Indebtedness incurred under this clause (xvii), $20,000,000; provided that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by a Restricted Subsidiary that is not a Guarantor pursuant to this clause (xvii) is subject to the limitations of paragraph (f) below;

(xviii) Indebtedness representing deferred compensation to directors, officers, employees, members of management or consultants of the Borrower or any of its Restricted Subsidiaries incurred in the ordinary course of business, in connection with the Acquisition, any Permitted Investments or any Restricted Investments permitted pursuant to Section 6.03;

(xix) Indebtedness issued by the Borrower or any of its Restricted Subsidiaries to future, current or former directors, officers, employees, members of management and consultants thereof or any direct or indirect parent thereof, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Borrower, a Restricted Subsidiary or any of their respective direct or indirect parent companies to the extent described in Section 6.03(b)(iv);

(xx) cash management obligations and Indebtedness in respect of netting services, employee credit card programs and similar arrangements in connection with cash management and deposit accounts incurred in the ordinary course of business;

(xxi) Indebtedness consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; and

(xxii) all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in the foregoing clauses of this Section 6.01(b).

(c) For purposes of determining compliance with this Section 6.01:

(i) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in Section 6.01(b) or is entitled to be incurred pursuant to Section 6.01(a), the Borrower, in its sole discretion, may classify or reclassify such item (other than amounts described in clauses (i), (ii) and (xvii) of clause (b) above, in the case of a reclassification as an incurrence pursuant to Section 6.01(a)) of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above permitted clauses; and

(ii) at the time of incurrence or permitted reclassification, the Borrower will be entitled to divide and classify an item of Indebtedness in one or more types of Indebtedness, Disqualified Stock or Preferred Stock described in Section 6.01(a) or (b) (subject to the limitation in clause (i) above).

(d) For purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness, the dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

(e) The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

(f) Notwithstanding anything to the contrary contained in Section 6.01(a) or (b), no Restricted Subsidiary of the Borrower that is not a Guarantor shall incur any Indebtedness or issue any Disqualified Stock or Preferred Stock in reliance on Section 6.01(a) or on clauses (b)(xi), (b)(xiii), (b)(xv), (b)(xvi) or (b)(xvii) above (the “Limited Non-Guarantor Debt Exceptions”) if the amount of such Indebtedness, Disqualified Stock or Preferred Stock, when aggregated with the amount of all other Indebtedness, Disqualified Stock or Preferred Stock outstanding under such Limited Non-Guarantor Debt Exceptions, together with any Refinancing Indebtedness in respect thereof, would exceed $35,000,000; provided that in no event shall any Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary that is not a Guarantor permitted to be incurred under Section 6.01(b)(xiii)(y) be deemed to be Indebtedness outstanding under the Limited Non-Guarantor Debt Exceptions for purposes of this Section 6.01(f).

Section 6.02. Liens. Directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset or property of the Borrower or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, other than the following (collectively, the “Permitted Liens”):

(a) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Cash Equivalents to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(b) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 60 days or if more than 60 days overdue (i) which are being contested in good faith by appropriate proceedings or (ii) which could not reasonably be expected to have a Material Adverse Effect;

(c) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 60 days or if more than 60 days overdue (i) which are being contested in good faith by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP or (ii) which could not reasonably be expected to have a Material Adverse Effect;

(d) Liens in favor of the issuer of customs, stay, performance, bid, appeal or surety bonds or completion guarantees and other obligations of a like nature or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(f) Liens securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(iv) or (xvii); provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (b)(xvii) extend only to the assets of Foreign Subsidiaries and Liens securing Indebtedness permitted to be incurred pursuant to clause (b)(iv) are solely on the assets financed, purchased, constructed, improved, acquired or assets of the acquired entity and its subsidiaries, as the case may be;

(g) Liens existing on the Closing Date and described on Schedule 6.02;

(h) Liens consisting of restrictions on transferability of and investment guidelines related to the cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries created or incurred in the ordinary course of business;

(i) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by the Borrower or any of its Restricted Subsidiaries; provided, further, that such Liens secure Indebtedness permitted to be incurred under Section 6.01(b)(xiii)(y); and provided, further, that the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) will not be greater than the Financial Covenant Level;

(j) Liens on property at the time the Borrower or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Borrower or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by the Borrower or any of its Restricted Subsidiaries; provided, further, that such Liens secure Indebtedness permitted to be incurred under Section 6.01(b)(xiii)(y); and provided, further, that the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) will not be greater than the Financial Covenant Level;

(k) Liens securing Hedging Obligations so long as, in the case of Hedging Obligations related to interest, the related Indebtedness is secured by a Lien on the same property securing such Hedging Obligations;

(l) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods, and pledges or deposits in the ordinary course of business securing inventory purchases from vendors;

(m) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole;

(n) Liens arising from UCC financing statement filings regarding operating leases entered into by the Borrower and its Restricted Subsidiaries in the ordinary course of business;

(o) Liens in favor of the Borrower or any Guarantor;

(p) Liens on inventory or equipment of the Borrower or any of its Restricted Subsidiaries granted in the ordinary course of business to the Borrower’s or such Restricted Subsidiary’s clients or customers at which such inventory or equipment is located;

(q) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness permitted by Section 6.01 and secured by any Lien referred to in the foregoing clauses (f), (g), (i) and (j); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (g), (i) and (j) at the time the original Lien became a Permitted Lien hereunder, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(r) deposits made in the ordinary course of business to secure liability to insurance carriers;

(s) other Liens securing obligations in an aggregate amount not to exceed $20,000,000 at any one time outstanding;

(t) Liens securing judgments not constituting an Event of Default;

(u) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(v) Liens (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(w) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 6.01; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(x) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(y) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrower or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(z) Liens securing the Obligations, the Secured Obligations, obligations with respect to the Additional Pari Passu Notes (if secured), obligations with respect to any Permitted Secured Refinancing Debt, the Second Lien Obligations, obligations with respect to the Second Lien Additional Pari Passu Notes (if secured) and obligations with respect to any Permitted Secured Refinancing Debt (as defined in the Second Lien Credit Agreement); provided the Liens securing the Second Lien Obligations, the Second Lien Additional Pari Passu Notes and any Permitted Secured Refinancing Debt (as defined in the Second Lien Credit Agreement) are subject to the terms of the Intercreditor Agreement;

(aa) Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(bb) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(cc) customary rights of first refusal, “tag-along” and “drag-along” rights, transfer restrictions and put and call arrangements under joint venture agreements;

(dd) (i) Liens on advances of cash or Cash Equivalents in favor of the seller of any property to be acquired in a Permitted Investment or in a Restricted Investment permitted pursuant to Section 6.03 to be applied against the purchase price for such Permitted Investment or such Restricted Investment, (ii) Liens consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted hereunder and (iii) earnest money deposits of cash of Cash Equivalents by the Borrower or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder, in the case, solely to the extent such Permitted Investment, Restricted Investment, sale, disposition, transfer, lease, letter of intent or purchase agreement, as the case may be, would have been permitted on the date of the creation of such Lien; and

(ee) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business.

Section 6.03. Restricted Payments. Directly or indirectly, make any Restricted Payment, other than:

(a) Restricted Payments in an amount, together with the aggregate amount of all other Restricted Payments made by the Borrower and its Restricted Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (i), (ii)(with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (C) thereof only), (vi)(C) and (viii), of Section 6.03(b), but excluding all other Restricted Payments permitted by Section 6.03(b)) not to exceed the Restricted Payment Available Amount; provided that (i) no Default shall have occurred and be continuing or would occur as a consequence thereof and (ii) the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) will not be greater than the Financial Covenant Level.

(b) Section 6.03(a) will not prohibit:

(i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement;

(ii) (A) the redemption, repurchase, retirement or other acquisition of any (1) Equity Interests (“Treasury Capital Stock”) of the Borrower or any Restricted Subsidiary or Subordinated Indebtedness of the Borrower or any Guarantor or (2) Equity Interests of any direct or indirect parent company of the Borrower, in the case of each of clause (1) and (2), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Borrower or a Restricted Subsidiary) of, Equity Interests of the Borrower, or any direct or indirect parent company of the Borrower to the extent contributed to the capital of the Borrower or any Restricted Subsidiary (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (B) the declaration and payment of dividends on the Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to the Borrower or a Restricted Subsidiary) of the Refunding Capital Stock, and (C) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi)(A) or (B) of this Section 6.03(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Borrower) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(iii) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Borrower or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Borrower or a Guarantor, as the case may be, which is incurred in compliance with Section 6.01 so long as:

(A) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any fees and expenses incurred in connection with the issuance of such new Indebtedness;

(B) such new Indebtedness is subordinated to the Obligations at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(iv) Restricted Payments to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Borrower or any of its direct or indirect parent companies held by any future, present or former director, officer, employee, member of management or consultant of the Borrower, any of its subsidiaries or any of their respective direct or indirect parent companies and their respective estates, heirs, family members, spouses or former spouses, and any tax related thereto; provided, however, that the aggregate Restricted Payments made under this clause (iv) do not exceed in any calendar year $2,500,000 (with unused amounts in any calendar year being carried over to succeeding calendar years, subject to a maximum amount after giving effect to such carry over of $5,000,000 in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of the Borrower and, to the extent contributed to the capital of the Borrower, Equity Interests of any of the direct or indirect parent companies of the Borrower, in each case to directors, officers, employees, members of management or consultants of the Borrower, any of its subsidiaries or any of their respective direct or indirect parent companies (or their respective estates, heirs, family members, spouses or former spouses) that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not been (and will not be) otherwise applied to increase the Restricted Payment Available Amount; plus

(B) the cash proceeds of key man life insurance policies received by the Borrower or any of its Restricted Subsidiaries after the Closing Date; less

(C) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (A) and (B) of this clause (iv);

(v) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Borrower or any of its Restricted Subsidiaries issued in accordance with Section 6.01;

(vi) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock issued by the Borrower or any of its Restricted Subsidiaries after the Closing Date, provided that the amount of dividends paid pursuant to this clause (A) shall not exceed the aggregate amount of cash actually received by the Borrower or a Restricted Subsidiary from the issuance of such Designated Preferred Stock; (B) a Restricted Payment to a direct or indirect parent company of the Borrower, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of such parent corporation issued after the Closing Date, provided that the amount of Restricted Payments paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the capital of the Borrower from the sale of such Designated Preferred Stock; and (C) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii) of this Section 6.03(b); provided, however, in the case of each of clause (A), (B) and (C) of this clause (vi), that (x) for the most recently ended four full fiscal quarters for which financial statements have been delivered (or required to have been delivered) pursuant to Section 5.04 or, prior to the delivery or required delivery of the first such financial statements, referred to in Section 3.05(b), immediately preceding the date of issuance of such Designated

Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, the Consolidated Secured Debt Ratio (determined after giving effect to such issuance or declaration on a Pro Forma Basis) will not be greater than the Financial Covenant Level and (y) the proceeds of any such issuance have not been applied to increase the Restricted Payment Available Amount;

(vii) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(viii) the declaration and payment of dividends on the Borrower’s common stock (or a Restricted Payment to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public Equity Offering of such common stock after the Closing Date, of up to 6% per annum of the net cash proceeds received by (or, in the case of a Restricted Payment to a direct or indirect parent entity, contributed to the capital of) the Borrower in or from any such public Equity Offering;

(ix) Restricted Payments that are made with Excluded Contributions; provided that the proceeds from such Excluded Contributions shall be used within 180 days after the date of such Excluded Contribution;

(x) any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or owed to Affiliates, and to the extent constituting Restricted Payments, the Borrower and its Restricted Subsidiaries may enter into and consummate transactions to the extent permitted under Section 6.06(b) (other than clause (viii) thereof);

(xi) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness upon the occurrence of a Change of Control (so long as such Change of Control has been waived by the Required Lenders);

(xii) the declaration and payment of dividends or the payment of other distributions by the Borrower to, or the making of loans or advances to, any of its direct or indirect parent companies in amounts required for any direct or indirect parent companies to pay, in each case without duplication:

(A) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Borrower to the extent such costs and expenses are attributable to the ownership or operation of the Borrower and its Restricted Subsidiaries, in an aggregate amount not to exceed $2,500,000 in any fiscal year;

(B) franchise taxes and other fees, taxes and expenses, without duplication of any amounts provided for in any tax sharing agreements or arrangements, required to maintain the corporate existence of the Borrower and its Subsidiaries or any direct or indirect parent thereof;

(C) federal, foreign, state and local income taxes, without duplication of any amounts provided for in any tax sharing agreements or arrangements; and provided that, in each fiscal year, the amount of such payments shall not exceed the amount that the Borrower and its Restricted Subsidiaries would be required to pay in respect of federal, foreign, state and local income taxes as a stand-alone consolidated or combined tax group and less any taxes payable directly by the Borrower or any of its Restricted Subsidiaries;

(D) fees and expenses related to any equity or debt offering of such parent entity (whether or not successful) and any Investment otherwise permitted under this covenant (whether or not successful); and

(E) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Borrower or any direct or indirect parent;

(xiii) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Borrower or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, in each case, the primary assets of which are cash and/or Cash Equivalents that were contributed to such Unrestricted Subsidiaries as an Investment pursuant to clause (h) or (m) of the definition of “Permitted Investments”);

(xiv) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries, taken as a whole, that complies with Section 6.04; provided that if as a result of such consolidation, merger or transfer of assets, a Change of Control has occurred, such Change of Control has been consented to or waived by the Required Lenders; and

(xv) the repurchase, redemption, acquisition or retirement for value of, or other payments with respect to, or distributions or dividends to Holdings or any direct or indirect parent thereof to permit Holdings or any direct or indirect parent thereof to make the repurchase, redemption, acquisition or retirement for value of, or other payments with respect to, restricted Equity Interests of the Company contemplated by the Acquisition Agreement in an aggregate amount for all periods after the Closing Date not to exceed $21,000,000;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (viii) (as determined at the time of the declaration of such dividend) and (xiii), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c) As of the Closing Date, all of the subsidiaries of the Borrower will be Restricted Subsidiaries. The Borrower will not permit (x) any Restricted Subsidiary to become an Unrestricted Subsidiary except pursuant to Section 5.10(a) or (y) any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to Section 5.10(b). For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Borrower and its Restricted Subsidiaries (except to the extent repaid) in the subsidiary so designated will be deemed to be an Investment made at such time in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if an Investment in such amount would be permitted at such time, whether pursuant to Section 6.03(a) or the definition of “Permitted Investments,” and if such subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the mandatory prepayments, representations and warranties, covenants or events of default set forth in the Loan Documents.

Section 6.04. Fundamental Changes.

(a) The Borrower may not consolidate or merge with or into or wind up into, and may not sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Borrower and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any Person unless:

(i) the Borrower is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Borrower) or the Person to whom such sale, assignment, transfer, lease, conveyance or other disposition will have been made is organized or existing under the laws of the United States, any state thereof, the District of Columbia, (such Person, the “Successor Company”);

(ii) the Successor Company, if other than the Borrower, expressly assumes all the Obligations of the Borrower pursuant to documentation reasonably satisfactory to the Administrative Agent;

(iii) immediately after such transaction, no Default exists;

(iv) immediately after giving pro forma effect to such transaction and any related financing transactions on a Pro Forma Basis, as if such transactions had occurred at the beginning of the applicable four-quarter period, the Consolidated Secured Debt Ratio will not be greater than the Financial Covenant Level;

(v) each Guarantor, unless it is the other party to the transactions described above, in which case clause (i) of Section 6.04(c) shall apply, shall have confirmed that its Obligations under the Loan Documents to which it is a party pursuant to documentation reasonably satisfactory to the Administrative Agent; and

(vi) the Borrower shall have delivered to the Administrative Agent an Officer’s Certificate stating that such consolidation, merger or transfer and such documentation relating to the Loan Documents, if any, comply with this Agreement;

provided that the Borrower shall (x) promptly notify the Administrative Agent of any such transaction and cause the Successor Company, if other than the Borrower, to expressly assume all the Obligations of the Borrower pursuant to documentation reasonably satisfactory to the Administrative Agent and (y) take all other required actions either prior to or upon the later to occur of 30 days following such transaction and the date of the required delivery of the next Pricing Certificate (or such longer period as to which the Administrative Agent may consent) in order to preserve and protect the Liens on the Collateral securing the Secured Obligations. The Successor Company will succeed to, and be substituted for the Borrower under the Loan Documents. Notwithstanding the foregoing, the Borrower may consummate the Transactions (including the Acquisition).

(b) Notwithstanding the foregoing paragraphs (a)(iii) and (a)(iv),

(i) the Borrower or a Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Borrower or a Subsidiary Guarantor;

(ii) the Borrower may merge with an Affiliate of the Borrower solely for the purpose of reorganizing the Borrower in a State of the United States so long as the amount of Indebtedness of the Borrower and its Restricted Subsidiaries is not increased thereby; and

(iii) Acquisition Corp. may merge with and into the Company.

(c) No Subsidiary Guarantor will, and the Borrower will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not the Borrower or Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(i) (A) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or Person, the “Successor Person”);

(B) the Successor Person, if other than such Subsidiary Guarantor, expressly assumes all the Obligations of such Subsidiary Guarantor pursuant to documentation reasonably satisfactory to the Administrative Agent;

(C) immediately after such transaction, no Default exists; and

(D) the Borrower shall have delivered to the Administrative Agent an Officer’s Certificate, stating that such consolidation, merger or transfer and such documentation relating to the Loan Documents, if any, comply with this Agreement; or

(ii) the transaction does not violate Section 6.05;

provided that the Borrower shall promptly notify the Administrative Agent of any such transaction and shall take all required actions either prior to or upon the later to occur of 30 days following such transaction and the date of the required delivery of the next Pricing Certificate (or such longer period as to which the Administrative Agent may consent) in order to preserve and protect the Liens on the Collateral securing the Secured Obligations. In the case of clause (i)(A) above, the Successor Person will succeed to, and be substituted for, such Subsidiary Guarantor under the Loan Documents. Notwithstanding the foregoing, any Subsidiary Guarantor may (x) merge into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Borrower, or, to the extent constituting a Permitted Investment or a Restricted Investment permitted by Section 6.03, another Restricted Subsidiary or (y) dissolve, liquidate or wind up its affairs if such dissolution, liquidation or winding up could not reasonably be expected to have a Material Adverse Effect.

Section 6.05. Asset Sales. Cause, make or suffer to exist an Asset Sale, unless:

(a) the Borrower or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Borrower) of the assets sold or otherwise disposed of;

(b) at least 75% of the consideration therefor received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(i) any liabilities (as shown on the Borrower’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Borrower or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Obligations or that are owed to the Borrower or a Restricted Subsidiary, that are assumed by the transferee of any such assets and for which the Borrower and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(ii) any securities received by the Borrower or such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(iii) any Designated Non-Cash Consideration received by the Borrower or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed 2.0% of Total Assets at the time of the receipt of such Designated

Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value,

shall be deemed to be cash for purposes of this provision and for no other purpose; and

(c) no Default or Event of Default shall exist or would exist after giving pro forma effect to such Asset Sale.

To the extent any Collateral is disposed of as expressly permitted by this Section 6.05 or pursuant to any disposition that does not constitute an Asset Sale but is otherwise permitted under this Agreement, in each case, to any Person other than a Loan Party, such Collateral shall be sold free and clear of the Liens created by the Loan Documents, and the Administrative Agent or the Collateral Agent, as applicable, shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

Section 6.06. Transactions with Affiliates.

(a) Except for transactions by or among Loan Parties (or by and among the Borrower and its Restricted Subsidiaries), sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, in each case, involving aggregate payments or consideration in excess of $1,000,000 unless such transaction is on terms that are not materially less favorable to the Borrower or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Borrower or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis.

(b) The foregoing provisions will not apply to the following:

(i) the Transactions and the payment of the Transaction Expenses;

(ii) issuances by the Borrower and its Restricted Subsidiaries of Equity Interests not prohibited under this Agreement;

(iii) reasonable and customary fees payable to any directors of the Borrower and its Restricted Subsidiaries (or any direct or indirect parent of the Borrower) and reimbursement of reasonable out-of-pocket costs of the directors of the Borrower and its subsidiaries (or any direct or indirect parent of the Borrower) in the ordinary course of business, in the case of any direct or indirect parent to the extent attributable to the operations of the Borrower and its Restricted Subsidiaries);

(iv) expense reimbursement and employment, severance and compensation arrangements entered into by the Borrower and its Restricted Subsidiaries (or any direct or indirect parent of the Borrower to the extent attributable to the operations of the Borrower and its Restricted Subsidiaries) with their directors, officers, employees, members of management and consultants in the ordinary course of business;

(v) payments by the Borrower and its Restricted Subsidiaries to each other pursuant to tax sharing agreements or arrangements among Parent and its subsidiaries on customary terms, subject to the limitations in Section 6.03(b)(xii)(C);

(vi) the payment of reasonable and customary indemnities to directors, officers, employees, members of management and consultants of the Borrower and its Restricted Subsidiaries (or any direct or indirect parent of the Borrower) in the ordinary course of business, in the case of any direct or indirect parent to the extent attributable to the operations of the Borrower and its Restricted Subsidiaries;

(vii) transactions pursuant to permitted agreements in existence on the Closing Date and any amendment thereto to the extent such an amendment is not adverse to the interests of the Lenders in any material respect;

(viii) Restricted Payments permitted under Section 6.03;

(ix) payments by the Borrower and its Restricted Subsidiaries (A) for Management Fees in an aggregate amount not to exceed $2,000,000 per annum, (B) pursuant to the Management Agreement for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Borrower, in good faith and (C) pursuant to the Management Agreement for reimbursement of expenses and indemnities;

(x) loans and other transactions among the Borrower and its Restricted Subsidiaries to the extent permitted under this Article 6 and Permitted Investments in Restricted Subsidiaries; provided that (A) any Indebtedness of any Loan Party owed to a Restricted Subsidiary that is not a Loan Party shall be subordinated as provided in Section 6.01(b)(vii) and (B) any Investment by a Loan Party in a Restricted Subsidiary that is not a Loan Party shall be made in compliance with Section 6.01(f) and Section 6.03, as applicable;

(xi) the existence of, or the performance by the Borrower or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement, principal investors agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (xi) to the extent that the terms of any such amendment or new agreement are not otherwise materially disadvantageous to the Lenders when taken as a whole;

(xii) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business which are fair to the Borrower and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Borrower or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(xiii) Investments by the Sponsor in debt securities of the Borrower or any of its Restricted Subsidiaries otherwise permitted hereunder so long as (A) the investment is being offered generally to other non-affiliated investors on the same or more favorable terms and (B) the Sponsor is not deemed to be a holder of such securities for purposes of any matter that is subject to a “majority vote of holders” with respect to such securities; and

(xiv) transactions set forth on Schedule 6.06.

Section 6.07. Restrictive Agreements. Enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon:

(a) the ability of the Borrower or any Restricted Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to secure the Obligations;

(b) the ability of any Restricted Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to the Borrower or any other Restricted Subsidiary or to guarantee Indebtedness of the Borrower or any other Restricted Subsidiary; or

(c) the ability of any Restricted Subsidiary to sell, lease or transfer any of its properties or assets to the Borrower or any of its Restricted Subsidiaries;

provided that the foregoing shall not apply to:

(i) restrictions and conditions imposed by law, by any Loan Document, by any Second Lien Loan Document or which (x) exist on the date hereof and (y) to the extent contractual obligations permitted by clause (x) are set forth in an agreement evidencing Indebtedness, are set forth in any agreement evidencing any permitted renewal, extension or refinancing of such Indebtedness so long as such renewal, extension or refinancing does not expand the scope of such contractual obligation;

(ii) customary restrictions and conditions contained in agreements relating to any sale of assets pending such sale, provided such restrictions and conditions apply only to the Person or property that is to be sold;

(iii) restrictions and conditions on any Foreign Subsidiary by the terms of any Indebtedness of such Foreign Subsidiary permitted to be incurred hereunder;

(iv) restrictions or conditions imposed by any agreement relating to Secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the Person obligated under such Indebtedness and its subsidiaries or the property or assets intended to secure such Indebtedness;

(v) contractual obligations binding on a Restricted Subsidiary at the time such Restricted Subsidiary first becomes a Restricted Subsidiary, so long as such contractual obligations were not entered into solely in contemplation of such Person becoming a Restricted Subsidiary;

(vi) restrictions and conditions imposed by the terms of the documentation governing any Indebtedness, Disqualified Stock or Preferred Stock permitted by Section 6.01;

(vii) customary provisions in joint venture agreements and other similar agreements applicable to joint ventures permitted under Section 6.03 or as Permitted Investments and applicable solely to such joint venture entered into in the ordinary course of business;

(viii) negative pledges and restrictions on Liens in favor of any holder of Indebtedness permitted under Section 6.01 but only if such negative pledge or restriction expressly permits Liens for the benefit of the Administrative Agent and/or the Collateral Agent and the Lenders with respect to the credit facilities established hereunder and the Obligations under the Loan Documents on a senior basis and without a requirement that such holders of such Indebtedness be secured by such Liens equally and ratably or on a junior basis;

(ix) restrictions on cash, other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(x) Secured Indebtedness otherwise permitted to be incurred under Sections 6.01 and 6.02 that limit the right of the obligor to dispose of the assets securing such Indebtedness;

(xi) any encumbrances or restrictions of the type referred to in clauses (a) and (b) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (x) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(xii) customary provisions in leases, subleases, licenses, sublicenses and other contracts restricting the assignment thereof, in each case entered into in the ordinary course of business.

Section 6.08. Business of the Borrower and its Restricted Subsidiaries. Engage in any material line of business other than Similar Businesses.

Section 6.09. Certain Amendments.

(a) Amend, modify or change in any manner any term or condition of any Specified Indebtedness or Subordinated Indebtedness (except for any refinancing, refunding, renewal or extension thereof permitted by clause (c)(ii) of the definition of “Restricted Payment” or Section 6.01(b)(xii) and subject to the restrictions listed in the provisos thereto) in a manner that is materially adverse to the Lenders.

(b) Amend its certificate or articles of incorporation or other constitutional documents or its by-laws in a manner that is materially adverse to the Lenders.

Section 6.10. Financial Covenant. So long as any Revolving Loans, Swingline Loans or Letters of Credit (drawn or undrawn) are outstanding as of the last day of any fiscal quarter (other than any undrawn Letter of Credit as to which an L/C Backstop has been provided in the form of clause (b) of the definition thereof), the Consolidated Secured Debt Ratio (determined on a Pro Forma Basis) of the Borrower on the last day of such fiscal quarter will not be greater than the ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ended	Maximum Consolidated Secured Debt Ratio

December 31, 2011	8.50:1.00

March 30, 2012	8.50:1.00

June 30, 2012	8.50:1.00

September 30, 2012	8.00:1.00

December 31, 2012	7.75:1.00

March 30, 2013	7.75:1.00

June 30, 2013	7.75:1.00

September 30, 2013	7.25:1.00

December 31, 2013	6.75:1.00

March 30, 2014	6.25:1.00

June 30, 2014	6.25:1.00

September 30, 2014	6.25:1.00

December 31, 2014	6.25:1.00
March 30, 2015	5.75:1.00

June 30, 2015	5.75:1.00

September 30, 2015	5.75:1.00

December 31, 2015	5.75:1.00

March 30, 2016	5.25:1.00

June 30, 2016	5.25:1.00

September 30, 2016	5.25:1.00

December 31, 2016	5.25:1.00

ARTICLE 7

EVENTS OF DEFAULT

In case of the happening of any of the following events (“Events of Default”):

(a) any representation or warranty made or deemed made in any Loan Document or any representation, warranty, statement or information contained in any document required to be furnished pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

(b) default shall be made in the payment of any principal of any Loan or any L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for mandatory prepayment thereof or by acceleration thereof or otherwise;

(c) default shall be made in the payment of any reimbursement with respect to interest on any Loan or L/C Disbursement or any Fee or other amount (other than an amount referred to in clause (b) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five (5) Business Days;

(d) default shall be made in the due observance or performance by the Borrower or any Restricted Subsidiary of any covenant, condition or agreement contained in Section 5.01(a) (with respect to the Borrower only), Section 5.05(a) or in Article 6; provided that any Event of Default under Section 6.10 may be cured (the “Cure Right”) until the expiration of the tenth (10th) Business Day after the date on which financial statements are required to be delivered with respect to the applicable fiscal quarter hereunder if the Borrower receives a cash equity contribution (which equity shall be common equity or other equity on terms and conditions reasonably acceptable to the

Administrative Agent) (a “Specified Equity Contribution”) and applies the amount of the net cash proceeds thereof to increase Consolidated EBITDA with respect to such applicable quarter (and any subsequent period that includes such applicable quarter); provided that (A) such net cash proceeds (i) are actually received by the Borrower no later than ten (10) Business Days after the date on which financial statements are required to be delivered with respect to such fiscal quarter hereunder, (ii) do not exceed the aggregate amount necessary to cure such Event of Default under Section 6.10 for any applicable period and (B) (i) in each four consecutive fiscal quarter period of the Borrower there shall be at least two fiscal quarters in which the Cure Right is not exercised and (ii) over the full term of this Agreement, the Cure Right shall not be exercised more than five times (notwithstanding any other provision in this Agreement to the contrary, the Cure Amount received pursuant to any exercise of the Cure Right shall be disregarded for purposes of determining any financial ratio-based conditions or any available basket under Article 6 of this Agreement, and without limitation of the foregoing shall not be used to reduce Indebtedness or “net” Indebtedness for the fiscal quarter or fiscal period with respect to which such Specified Equity Contribution was made), (iii) upon receipt by the Administrative Agent of written notice, prior to the expiration of the tenth Business Day subsequent to the due date for delivery of the relevant financial statements pursuant to Section 5.04 (the “Anticipated Cure Deadline”) that the Borrower intends to exercise the Cure Right, the Lenders shall not be permitted to accelerate Loans held by them or to exercise remedies against the Collateral on the basis of a failure to comply with the requirements set forth in Section 6.10 until such failure is not cured pursuant to the exercise of the Cure Right on or prior to the Anticipated Cure Deadline and (iv) such Specified Equity Contribution shall be disregarded for purposes of determining Excess Cash Flow;

(e) default shall be made in the due observance or performance by any Loan Party or its Restricted Subsidiaries of any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (b), (c) or (d) above) and such default shall continue unremedied for a period of 30 days after written notice thereof from the Administrative Agent to the Borrower;

(f) (i) the Borrower or any Restricted Subsidiary shall fail to pay any principal or interest, regardless of amount, due in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period), which failure enables or permits the holder or holders of such Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or that is a failure to pay such Material Indebtedness at its maturity or (ii) any other event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after giving effect to any applicable grace period) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that clause (ii) shall not apply to secured Material Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Material Indebtedness if such sale or transfer is otherwise permitted hereunder;

(g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower or any Significant Subsidiary, or of a substantial part of the property or assets of the Borrower or a Significant Subsidiary, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Significant Subsidiary or for a substantial part of the property or assets of the Borrower or a Significant Subsidiary or (iii) the winding-up or liquidation of the Borrower or any Significant Subsidiary; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(h) the Borrower or any Significant Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of any proceeding or the filing of any petition described in paragraph(g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Significant Subsidiary or for a substantial part of the property or assets of the Borrower or any Significant Subsidiary, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable, admit in writing its general inability or fail generally to pay its debts as they become due;

(i) one or more judgments for the payment of money in an aggregate amount exceeding $10,000,000 (to the extent not covered by insurance as to which an insurance company has not denied coverage) shall be rendered against the Borrower and/or any Restricted Subsidiary and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed;

(j) (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which, when taken together with all other ERISA Events, has resulted or could reasonably be expected to result in a Material Adverse Effect or (ii) a Foreign Benefit Event occurs with respect to a Foreign Plan which, when taken together with all other Foreign Benefit Events, has resulted or could reasonably be expected to result in a Material Adverse Effect;

(k) any material provision of any Loan Document, at any time after its execution and delivery, shall for any reason cease to be in full force and effect (other than in accordance with its terms or in accordance with the terms of the other Loan Documents), or any Loan Party contests in writing the validity or enforceability of any material provision of any Loan Document; or any Loan Party denies in writing that it has any or further liability thereunder (other than as a result of the discharge of such Loan Party in accordance with the terms of the Loan Documents);

(l) other than with respect to items of Collateral not exceeding $3,000,000 in the aggregate, any Lien purported to be created by any Security Document shall cease to be a valid, perfected Lien having the priority contemplated thereby or by the Intercreditor Agreement (except as otherwise expressly provided in this Agreement or such Security

Document) on the securities, assets or properties purported to be covered thereby, except to the extent that any lack of validity, perfection or priority results from any act or omission of the Collateral Agent, the Administrative Agent, or any Lender (so long as such act or omission does not result from the breach or non-compliance by a Loan Party with the Loan Documents); or

(m) there shall have occurred a Change of Control;

then, and in every such event ((x) other than an event with respect to the Borrower described in paragraph (g) or (h) above or (y) in the event of a default in the performance of Section 6.10, only after such time as the Revolving Credit Commitments have been terminated by the Required Revolving Lenders or the Revolving Loans and Swingline Loans then outstanding have been declared to be forthwith due and payable by the Required Revolving Lenders), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate forthwith the Commitments and (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding; in the case of any default in the performance of Section 6.10, and at any time thereafter during the continuance of such event, the Administrative Agent shall, upon the request of the Required Revolving Lenders, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate forthwith the Revolving Credit Commitments and (ii) declare the Revolving Loans and Swingline Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Revolving Loans and Swingline Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder with respect thereto and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event with respect to the Borrower described in paragraph (g) or (h) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding.

ARTICLE 8

THE ADMINISTRATIVE AGENT, THE COLLATERAL AGENT, THE ARRANGERS AND THE

AGENTS

Section 8.01. Appointment And Authority.

(a) Each of the Lenders and each Issuing Bank hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article (other than Section 8.06) are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

(b) The Administrative Agent shall also act as the Collateral Agent under the Loan Documents, and each of the Lenders and the Issuing Bank hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and such Issuing Bank for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as Collateral Agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 8.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article 8 and Article 9 (including Section 9.05(c), as though such co-agents, sub-agents and attorneys-in-fact were the Collateral Agent under the Loan Documents) as if set forth in full herein with respect thereto.

Section 8.02. Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

Section 8.03. Exculpatory Provisions. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(d) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 9.08 and Article 7) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower, a Lender or the Issuing Bank.

(e) The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents, (v) the value or the sufficiency of any Collateral, (vi) the satisfaction of any condition set forth in Article 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, nor shall the Administrative Agent (nor any Arranger) have any responsibility or liability for monitoring or enforcing any of the provisions set forth herein with respect to Disqualified Institutions.

Section 8.04. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.05. Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Section 8.06. Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders (the date of such notice referred to herein as the “Resignation Notice Date”), the Issuing Bank and the Borrower, which such notice shall be given at least 30 days prior to the effectiveness thereof. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent not to be unreasonably withheld or delayed (but shall not be required if an Event of Default under paragraph (b), (g) or (h) of Article 7 has occurred and is continuing)), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank or agency of a bank, in each case, having a combined capital and surplus of at least $1,000,000,000 with an office in the United States. The resignation of the Administrative Agent shall be effective no later than the 30th day after the Resignation Notice Date, without regard to whether any successor has been appointed and/or has accepted such appointment and further without regard to any consent rights of the Borrower, the Lenders or any other Person. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the Resignation Notice Date, then the retiring Administrative Agent may on behalf of the Lenders and the Issuing Bank and with the consent of the Borrower to the extent required above, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective on the 30th day after the Resignation Notice Date and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents both in its capacity as Administrative Agent, (b) all payments and communications provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Bank directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section and (c) any determinations provided to be made by the retiring Administrative Agent shall instead be made by the Required Lenders until such time as the Lenders appoint a successor Administrative Agent as provided for herein; and provided further that in the case of any collateral security held by the Administrative Agent or the Collateral Agent on behalf of the Lenders or the Issuing Bank under any of the Loan Documents, the retiring Administrative Agent may, in its sole discretion, (x) continue to hold such collateral security until such time as a successor Administrative Agent is appointed or (y) appoint a successor collateral agent solely for purposes of holding such collateral security and completing any filings or undertakings with respect to such collateral security. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring (or retired) Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 9.05 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Bank and Swingline Lender, and Bank of America’s resignation as Issuing Bank and Swingline Lender shall be effective simultaneously with the effectiveness of its resignation as Administrative Agent as contemplated in the immediately preceding paragraph. In the event of any such resignation as Issuing Bank and Swingline Lender, the Borrower shall be entitled to appoint from among the Lenders a successor Issuing Bank and Swingline Lender hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of Bank of America as Issuing Bank and Swingline Lender. If Bank of America resigns as an Issuing Bank, it shall retain all the rights, powers, privileges and duties of the Issuing Bank hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as Issuing Bank and all L/C Exposure with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in unreimbursed L/C Disbursements pursuant to Section 2.23(c)). If Bank of America resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swingline Loans pursuant to Section 2.22(e). Upon the effectiveness of its resignation as Issuing Bank and Swingline Lender, the retiring Issuing Bank and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents. Upon the acceptance of a successor Issuing Bank or Swingline Lender, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and Swingline Lender, (ii) the retiring (or retired) Issuing Bank and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section) and (iii) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit.

Section 8.07. Non-Reliance on Administrative Agent and Other Lenders. Each Lender and each Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 8.08. No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers, Syndication Agents and Documentation Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or the Issuing Bank hereunder.

Section 8.09. Administrative Agent May File Proofs of Claim. In case of the pendency of any receivorship, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the Obligations shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Disbursements and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Bank and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Bank and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Bank and the Administrative Agent under Sections 2.05 and 9.05) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each Issuing Bank to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Bank, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.05 and 9.05.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or each Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the Issuing Bank to authorize the Administrative Agent to vote in respect of the claim of any Lender or each Issuing Bank or in any such proceeding.

Section 8.10. Collateral and Guaranty Matters. Each of the Lenders and each Issuing Bank irrevocably authorize the Administrative Agent to comply with the provisions set forth in Section 9.17.

Section 8.11. Secured Bank Products Obligations And Secured Hedging Obligations. Except as otherwise expressly set forth herein or in the Guarantee and Collateral Agreement, no Bank Products Creditor or Hedge Creditor that obtains the benefits of Section 8.03, any Guarantee pursuant to the Guarantee and Collateral Agreement or any Collateral by virtue of the provisions hereof or of any Security Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article 8 to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Bank Products Obligations and Hedging Obligations unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Bank Products Creditor or Hedge Creditor, as the case may be.

ARTICLE 9

MISCELLANEOUS

Section 9.01. Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax or electronic mail, as follows:

(a) if to the Borrower, to it at:

BLACKBOARD INC.

650 Massachusetts Avenue, N.W.

Washington D.C. 20001

Attention:  John E. Kinzer

Fax No.:     (202) 463-4863

E-mail:     john.kinzer@blackboard.com

with copies to (which shall not constitute notice):

Providence Equity Partners Inc.

50 Kennedy Plaza

Providence, Rhode Island 02903

Attention:  David Phillips

Fax No.:     (401) 751-1790

E-mail:     d.phillips@provequity.com

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:  Andrew J. Yoon

Fax No.:     (212) 310-8007

E-mail:     andrew.yoon@weil.com

(b) if to Bank of America, N.A., as an Agent, Issuing Bank or Swingline Lender, to:

Administrative Agent and Swingline Lender Office:

(For financial/loan activity: advances, pay down, interest/fee billing and payments, rollovers, rate-settings):

Bank of America, N.A.

One Independence Center

101 N. Tryon Street

Charlotte, NC 28255-0001

Attention:  Kellyn Harrod

Fax No.:     (704) 409-0486

E-mail:     kellyn.m.harrod@baml.com

Other Notices as Administrative Agent:

(For financial statements, compliance certificates, maturity extension and commitment change notices, amendments, consents, vote taking, etc.)

Bank of America, N.A.

Bank of America Plaza

101 S. Tryon Street

Mail Code: NC1-002-15-36

Charlotte, NC 28255-0001

Attention:  Darleen R Parmelee

Fax No.:     (704) 409-0645

E-mail:     darleen.r.parmelee@baml.com

Issuing Bank’s Office:

(For fee payments due to Issuing Bank only and new Letters of Credit requests and amendments):

Bank of America, N.A.

Trade Operations

1 Fleet Way

Mail Code: PA6-580-02-30

Scranton, PA 18507

Attention:  Mary J Cooper

Fax No.:     (570) 330-4186

E-mail:     mary.j.cooper@baml.com

(c) if to a Lender, to it at its address (or fax number) set forth on Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender shall have become a party hereto.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by fax or electronic mail or on the date three (3) Business Days after dispatch by certified or registered mail if mailed, in each case, delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01; provided that if any fax or electronic mail is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders and the Issuing Banks materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower and its subsidiaries (including any such information about the Borrower and its subsidiaries provided in the form of information with respect to the Borrower’s other Affiliates), or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers, the Issuing Banks and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 9.16); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.” Notwithstanding the foregoing, the Borrower shall be under no obligation to mark any Borrower Materials “PUBLIC.”

THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to Holdings, the Borrower, any Lender, any Issuing Bank or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses resulted from the gross negligence, bad faith, fraud or willful misconduct of such Agent Party.

Section 9.02. Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower herein or any other Loan Document, shall be considered to have been relied upon by the Agents, the Lenders and the Issuing Banks and shall survive the making by the Lenders of the Loans and the issuance of Letters of Credit by each Issuing Bank, regardless of any investigation made by the Agents, the Lenders or such Issuing Bank or on their behalf, and notwithstanding that any Agent, any Lender or any Issuing Bank may have had notice or actual knowledge of any Default at the time of any Credit Event shall continue in full force and effect until the Termination Date. The provisions of Sections 2.14, 2.16, 2.20 and 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank.

Section 9.03. Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.

Section 9.04. Successors And Assigns.

(a) Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Borrower, the Administrative Agent, the Collateral Agent, any Issuing Bank or the Lenders that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

(b) Each Lender may assign to one or more Eligible Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided, however, that (i) each of the Administrative Agent and the Borrower must give its prior written consent to such assignment other than assignments of Term Loans to a Lender or an Affiliate or Related Fund of a Lender (each, a “Lender Affiliate Assignee”) (which consent of the Borrower (x) shall not be unreasonably withheld or delayed and (y) shall not be required during the continuance of any Event of Default arising under clause (b), (c), (g) or (h) of Article 7), provided that Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof, (ii) in the case of any assignment of a Revolving Credit Commitment, each Issuing Bank must give its prior written consent (which consent shall not be unreasonably withheld or delayed), (iii) (A) in the case of any assignment, other than assignments to a Lender or a Lender Affiliate Assignee, the amount of the Revolving Credit Commitment of the assigning Lender (or, in the case of an assignment of Loans after the Revolving Credit Commitment has expired or been terminated, the aggregate principal amount of the loans of the assigning Lenders) subject to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 (or, if less, the entire remaining amount of such Lender’s Revolving Credit Commitment (or Loans) and shall be in an amount that is an integral multiple of $1,000,000 (or the entire remaining amount of such Lender’s Revolving Credit Commitment (or Loans) of the applicable Class) and the amount of the Term Loan Commitment or Term Loans, as applicable, of the assigning Lender subject to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000 (or if less, the entire remaining amount of such Lender’s Term Loan Commitment or Term Loans) and shall be in an amount that is an integral multiple of $1,000,000 (or the entire remaining amount of such Lender’s Term Loan Commitment or Term Loans, as applicable of the applicable Class), provided, however, that simultaneous assignments to two or more Related Funds shall be combined for purposes of determining whether the minimum assignment requirement is met, and (B) in the case of any assignment to any Lender Affiliate Assignee, after giving effect to such assignment, the aggregate Revolving Credit Commitments (or Loans), Term Loan Commitments or Term Loans, as applicable, of the assigning Lender and its Affiliates and Related Funds shall be zero or not less than $1,000,000 and the aggregate Revolving Credit Commitments (or Loans) or Term Loan Commitments or Term Loans, as applicable, of the assignee Lenders and their Affiliates and Related Funds shall be not less than $1,000,000, (iv) the parties to each such assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance (such Assignment and Acceptance to be (A) electronically executed and delivered to the Administrative Agent via an electronic settlement system then acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and (B) delivered together with a processing and recordation fee of $3,500, unless waived or reduced by the Administrative Agent in its sole discretion; provided that only one such fee shall be payable in connection with simultaneous assignments by or to two or more Related Funds) and (v) the assignee, if it shall not be a Lender immediately prior to the assignment, shall deliver to the Administrative Agent an Administrative Questionnaire and the tax forms required under Section 2.20(f) or (g), as applicable. Upon acceptance and recording pursuant to paragraph (e) of this Section 9.04, from and after the effective date specified in each Assignment and Acceptance, (A) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement and (B) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.16, 2.20 and 9.05 with respect to facts and circumstances occurring prior to the effective date of such assignment, as well as to any Fees accrued for its account and not yet paid). Any assignment or transfer that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (f) of this Section 9.04.

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Term Loan Commitment and Revolving Credit Commitment, and the outstanding balances of its Term Loans and Revolving Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Acceptance, (ii) except as set forth in (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or any of its subsidiaries or the performance or observance by the Borrower or any of its subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, (iii) such assignee represents and warrants that it is legally authorized to enter into such Assignment and Acceptance, (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 3.05(a) or delivered pursuant to Section 5.04, the Intercreditor Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (v) such assignee will independently and without reliance upon the Administrative Agent, the Collateral Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (vi) such assignee agrees to be bound by the Intercreditor Agreement, (vii) such assignee appoints and authorizes the Administrative Agent and the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent and the Collateral Agent, respectively, by the terms hereof, together with such powers as are reasonably incidental thereto, (viii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender and (ix) such assignee confirms that such assignee shall not be entitled to receive any greater payment under Sections 2.14, 2.16 or 2.20 than such assigning Lender would have been entitled to receive as of the date of such assignment with respect to the interest being assigned, except to the extent that the entitlement to any greater payment results from any Change in Law after the date of such assignment.

(d) The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders and any changes thereto, whether by assignment or otherwise, and the Commitment of, and principal amount of the Loans (and related interest amount and fees with respect to such Loan) owing and paid to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error and the Borrower, the Administrative Agent, each Issuing Bank, the Collateral Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon its receipt of, and consent to, a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, an Administrative Questionnaire completed in respect of the assignee (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) above, if applicable, and the written consent of the Administrative Agent, the Borrower and the Issuing Banks to such assignment (in each case to the extent required pursuant to paragraph (b) above) and any applicable tax forms required by Section 2.20(f) or (g), as applicable, the Administrative Agent shall (i) accept such Assignment and Acceptance and (ii) promptly record the information contained therein in the Register. No assignment shall be effective unless it has been recorded in the Register as provided in this paragraph (f). Notwithstanding anything herein to the contrary, any assignment by a Lender to a Disqualified Institution (other than any such assignment made in good faith to a Specified Institution after an inquiry made in accordance with clause (n) below and a response by the Borrower that the relevant named Person (as defined therein) is not a Specified Institution or a failure of the Borrower to respond in accordance with such clause (n)) shall be deemed null and void ab initio and the Register shall be modified to reflect a reversal of such assignment, and the Borrower shall be entitled to pursue any remedy available to it (whether at law or in equity, including specific performance to unwind such assignment) against the Lender and such Disqualified Institution, but in no case shall the Borrower be entitled to pursue any remedy against the Administrative Agent (except in its capacity as a Lender) or any Arranger.

(f) Each Lender may without the consent of the Borrower, the Swingline Lender, any Issuing Bank or the Administrative Agent sell participations to one or more banks or other Persons (other than to Disqualified Institutions) in all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it and its participations in the L/C Exposure and/or Swingline

Loans); provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other Persons shall be entitled to the benefit of the cost protection provisions contained in Sections 2.14, 2.16 and 2.20 (subject to the requirements and limitations of such Sections, including the requirements of Sections 2.20(f) and (g), to the same extent as if they were Lenders (but, with respect to any particular participant, to no greater extent than the Lender that sold the participation to such participant, except to the extent that the entitlement to any greater payment results from any Change in Law after the date of such participation (iv) to the extent permitted by applicable law, each participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender, so long as such participant agrees to be subject to Section 2.18 as though it were a Lender and (v) the Borrower, the Administrative Agent, each Issuing Bank, the Swingline Lender and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrower relating to the Loans or L/C Disbursements and to approve any amendment, modification or waiver of any provision of this Agreement (other than amendments, modifications or waivers described in clauses (i), (ii) and (iii) of Section 9.08(b) as it pertains to the Loans or Commitments in which such participant has an interest). Each Lender selling a participation to a participant shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, keep a register, meeting the requirements of Treasury Regulation Section 5f.103-1(c), of each such participation, specifying such participant’s name, address and entitlement to payments of principal and interest with respect to such participation (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation as the owner thereof for all purposes of this Agreement notwithstanding any notice to the contrary. For the purposes of the Participant Register, an SPC shall be treated as a participant. Notwithstanding anything herein to the contrary, any participation by a Lender or participant to a Disqualified Institution (other than any such participation made in good faith to a Specified Institution after an inquiry made in accordance with clause (n) below and a response by the Borrower that the relevant named Person (as defined therein) is not a Specified Institution or a failure of the Borrower to respond in accordance with such clause (n)) shall be deemed null and void ab initio and the Borrower shall be entitled to pursue any remedy available to it (whether at law or in equity, including specific performance to unwind such assignment) against the Lender and such Disqualified Institution, but in no case shall the Borrower be entitled to pursue any remedy against the Administrative Agent, in its capacity as such, or any Arranger.

(g) Any Lender or participant may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 9.04, disclose to the assignee or participant or proposed assignee or participant any non-public information relating to the Borrower furnished to such Lender by or on behalf of the Borrower; provided that prior to any such disclosure, each such assignee or participant or proposed assignee or participant shall execute an agreement whereby such assignee or participant shall agree (subject to customary exceptions) to preserve the confidentiality of such non-public information on terms no less restrictive than those applicable to the Lenders pursuant to Section 9.16.

(h) Any Lender may, without the consent of the Borrower or the Administrative Agent, at any time assign all or any portion of its rights under this Agreement to any Federal Reserve Bank or to secure extensions of credit to such Lender or in support of obligations owed by such Lender; provided that no such assignment shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto. Each party hereto hereby agrees that no such assignment by a Lender shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower hereunder.

(i) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that (x) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower hereunder, except to the extent that such increase results from a Change in Law after the date of the grant, (y) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender) and (z) the Granting Lender shall for all purposes remain the Lender of record hereunder (except that any SPC which makes a Loan as provided hereunder shall be reflected as a Participant on the Participant Register). In addition, notwithstanding anything to the contrary contained in this Section 9.04, any SPC may (A) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender and (B) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC. Notwithstanding anything to the contrary herein, no SPC shall be entitled to the benefits of Section 2.20 unless it has complied with Section 2.20(f) or (g), as applicable.

(j) The Borrower shall not assign or delegate any of its rights or duties hereunder (other than in a transaction permitted by Section 6.04) without the prior written consent of the Administrative Agent, each Issuing Bank and each Lender, and any attempted assignment without such consent shall be null and void.

(k) If the Borrower wishes to replace all Loans or Commitments with ones having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three (3) Business Days’ advance notice to the Lenders, instead of prepaying the Loans or reducing or terminating the Commitments to be replaced, to (i) require the applicable Lenders to assign such Loans or Commitments to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 9.08 (with such replacement, if applicable, being deemed to have been made pursuant to Section 9.08(d)). Pursuant to any such assignment, all Loans and Commitments to be replaced shall be purchased at par (allocated among the applicable Lenders in the same manner as would be required if such Loans were being optionally prepaid or such Commitments were being optionally reduced or terminated by the Borrower), accompanied by payment of any accrued and unpaid interest and fees thereon, any amounts owing pursuant to Section 2.16 and, if such assignment is in connection with any Repricing Transaction prior to the first anniversary of the Closing Date, the prepayment premium, if any, required by Section 2.12(d) if such Loans were being optionally prepaid by the Borrower. By receiving such purchase price, the applicable Lenders shall automatically be deemed to have assigned such Loans or Commitments pursuant to the terms of an Assignment and Acceptance, and accordingly no other action by such Lenders shall be required in connection therewith. The provisions of this paragraph are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

(l)

(i) Notwithstanding anything else to the contrary contained in this Agreement, (x) any Lender may assign all or a portion of its Term Loans to any Person who, after giving effect to such assignment, would be an Affiliated Lender or a Purchasing Borrower Party (with the consent of the Administrative Agent (not to be unreasonably withheld or delayed)) in accordance with Section 9.04(b) and (y) the Borrower, Holdings and any of their respective Subsidiaries may, from time to time, purchase or prepay Term Loans, in each case, on a non-pro rata basis through (A) Dutch auction procedures open to all applicable Lenders on a pro rata basis in accordance with customary procedures to be agreed between the Borrower and the Administrative Agent (or other applicable agent managing such auction) or (B) open market purchases; provided that:

(A) other than with respect to Investment Funds, no Default or Event of Default has occurred and is continuing or would result therefrom;

(B) the assigning Lender and Affiliated Lender or Purchasing Borrower Party purchasing such Lender’s Term Loans, as applicable, shall execute and deliver to the Administrative Agent an assignment and assumption agreement substantially in the form of Exhibit H hereto (an “Affiliated Lender Assignment Agreement”) in lieu of an Assignment and Acceptance;

(C) for the avoidance of doubt, Lenders shall not be permitted to assign Revolving Credit Commitments or Revolving Loans to any Affiliated Lender or Purchasing Borrower Party (including Holdings, the Borrower or any Subsidiary of the Borrower not acting as Purchasing Borrower Party);

(D) any Term Loans assigned to any Purchasing Borrower Party (or purchased or prepaid by Holdings, the Borrower or any Subsidiary of the Borrower acting in accordance with this Section 9.04(l)) shall be automatically and permanently cancelled upon the effectiveness of such assignment and will thereafter no longer be outstanding for any purpose hereunder;

(E) no Purchasing Borrower Party (including Holdings, the Borrower or any Subsidiary of the Borrower not acting as a Purchasing Borrower Party) may use the proceeds from Revolving Loans or Swingline Loans to purchase any Term Loans;

(F) no Term Loan may be assigned to an Affiliated Lender pursuant to this Section 9.04(l), if after giving effect to such assignment, (i) Affiliated Lenders together in the aggregate would own in excess of 25% of the aggregate principal amount of the Term Loans then outstanding and any assignments to Affiliated Lenders that would cause the Affiliated Lenders in the aggregate to hold in excess of 25% of the aggregate principal amount of the Term Loans then outstanding shall be deemed void ab initio and the Register shall be modified to reflect a reversal of such assignment or (ii) in the case of any assignment to an Investment Fund (and without limitation of clause (i) above), Investment Funds would own in excess of 10% of the aggregate principal amount of the Term Loans then outstanding and any assignments to Investment Funds that would cause the Investment Funds in the aggregate to hold in excess of 10% of the aggregate principal amount of the Term Loans then outstanding shall be deemed void ab initio and the Register shall be modified to reflect a reversal of such assignment; and

(G) with respect to purchases or prepayments by any Purchasing Borrower Party, the Borrower represents and warrants that it is not in possession of material non-public information within the meaning of the United States federal securities laws with respect to itself or any of its Restricted Subsidiaries, or the respective securities of any of the foregoing, at the time of such purchase that has not been disclosed to the Lenders (other than Lenders that do not wish to receive material non-public information with respect to the Borrower or any of its Restricted Subsidiaries) prior to such time.

(ii) Notwithstanding anything to the contrary in this Agreement, no Affiliated Lender shall have any right to (A) attend (including by telephone) any meeting or discussions (or portion thereof) among the Administrative Agent or any Lender to which representatives of the Loan Parties are not invited, (B) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and/or one or more Lenders, except to the extent such information or materials have been made available to any Loan Party or its representatives (and in any case, other than the right to receive notices of prepayments and other administrative notices in respect of its Loans required to be delivered to Lenders), or (C) make or bring (or participate in, other than as a passive participant in or recipient of its pro rata benefits of) any claim, in its capacity as a Lender, against the Administrative Agent, the Collateral Agent or any other Lender with respect to any duties or obligations or alleged duties or obligations of such Agent or any other such Lender under the Loan Documents.

(iii) Notwithstanding anything in Section 9.08 or the definition of “Required Lenders” to the contrary, for purposes of determining whether the “Required Lenders” have (A) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (B) otherwise acted on any matter related to any Loan Document, or (C) directed or required the Administrative Agent, the Collateral Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, all Term Loans held by any Affiliated Lender that is not an Investment Fund shall be deemed to have voted in the same proportion as the allocation of voting with respect to such matter by Lenders who are not Affiliated Lenders or who are Investment Funds for all purposes of calculating whether the Required Lenders have taken any actions; provided that this clause (iii) shall not apply with respect to any amendment, modification, waiver or consent (x) described in clause (b)(i) or (ii) of Section 9.08 (which, for the avoidance of doubt, such Affiliated Lender would not be permitted to vote on (1) any change to the component definitions of the Consolidated Secured Debt Ratio or (2) any amendment, modification, waiver or consent with respect to Section 6.06(b)(xiii)(B)) or (y) that disproportionately, directly and adversely affects such Affiliated Lender.

(iv) Each Affiliated Lender other than an Investment Fund hereby agrees that if a case under Title 11 of the United States Code is commenced against any Loan Party, each such Affiliated Lender shall consent to provide that the vote of such Affiliated Lender (in its capacity as a Lender) with respect to any plan of reorganization of such Loan Party shall be deemed to be without discretion in the same proportion as the allocation of voting with respect to such matter by Lenders who are not Affiliated Lenders or who are Investment Funds, except that such Affiliated Lender’s vote (in its capacity as a Lender) may be counted to the extent any such plan of reorganization proposes to treat the Obligations held by such Affiliated Lender in a manner that is less favorable in any respect to such Affiliated Lender than the proposed treatment of similar Obligations held by Lenders that are not Affiliates of the Borrower. Each Affiliated Lender (other than an Investment Fund) hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Affiliated Lender’s attorney-in-fact, with full authority in the place and stead of such Affiliated Lender and in the name of such Affiliated Lender, from time to time in the Administrative Agent’s discretion to take any action and to execute any instrument that the Administrative Agent may deem reasonably necessary to carry out the provisions of this clause (iv).

(v) In no event shall the Administrative Agent be obligated to ascertain, monitor or inquire as to whether any Lender is an Affiliated Lender or an Investment Fund nor shall the Administrative Agent be obligated to monitor the number of Affiliated Lenders or Investment Funds or the aggregate amount of Term Loans or Incremental Term Loans held by Affiliated Lenders or Investment Funds.

(vi) Upon request by the Administrative Agent, the Borrower shall promptly (and in any case, within three (3) Business Days following any request for such list by the Administrative Agent) provide to the Administrative Agent a list of all Affiliated Lenders, including Investment Funds, holding Term Loans or Incremental Term Loans at such time and the aggregate principal amount of Term Loans and Incremental Term Loans (as applicable) held by each such Affiliated Lender.

(m) Notwithstanding anything to the contrary contained herein, if at any time Bank of America assigns all of its Revolving Credit Commitment and Revolving Loans pursuant to Section 9.04(b), Bank of America may, (i) upon 30 days’ notice to the Borrower and the Lenders, resign as Issuing Bank and/or (ii) upon 30 days’ notice to the Borrower, resign as Swingline Lender. In the event of any such resignation as Issuing Bank or Swingline Lender, the Borrower shall be entitled to appoint from among the Lenders a successor Issuing Bank or Swingline Lender hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of Bank of America as Issuing Bank or Swingline Lender, as the case may be. If Bank of America resigns as an Issuing Bank, it shall retain all the rights, powers, privileges and duties of the Issuing Bank hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as Issuing Bank and all L/C Exposure with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in unreimbursed L/C Disbursements pursuant to Section 2.23(c)). If Bank of America resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swingline Loans pursuant to Section 2.22(e). Upon the appointment of a successor Issuing Bank and/or Swingline Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank or Swingline Lender, as the case may be, and (b) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Bank of America to effectively assume the obligations of Bank of America with respect to such Letters of Credit.

(n) The list of Disqualified Institutions referred to in clause (ii) of the definition thereof shall be posted, as in effect from time to time, on the Platform and available for inspection by Lenders. The Borrower shall maintain the list of all Disqualified Institutions referred to in clause (i) of the definition thereof (each, including any affiliates referred to thereon, a “Specified Institution”) and shall respond promptly

(but in any event before the close of business, New York time, on the third succeeding Business Day or, in the event the Borrower requests additional information pursuant to the following proviso before the close of business, New York time, on the third succeeding Business Day, within 3 Business Days after the requesting Person provides such information to the Borrower) to any request in writing by a Lender or any prospective Lender by assignment or prospective participant as to whether such Person (the “named Person”) is a Specified Institution, provided that the requesting Person shall provide the Borrower with any information reasonably requested by the Borrower to establish the ownership or control of the named Person (and, if the Borrower does not respond in such period either by notifying such Person (i) that the named Person is a Specified Institution or (ii) identifying for such requesting Person the names of all Disqualified Institutions referred to in clause (i) of the definition thereof, such requesting Person shall be entitled to assume that the named Person is not a Specified Institution). Any assignor of a Loan or Commitment or seller of a participation hereunder shall be entitled to rely conclusively on a representation of the assignee Lender or purchaser of such participation in the relevant Assignment and Acceptance or participation agreement, as applicable, that such assignee or purchaser is not a Disqualified Institution. None of the Arrangers or Agents shall have any responsibility or liability for maintaining or monitoring the list or identities of, or enforcing provisions relating to, Disqualified Institutions.

Section 9.05. Expenses; Indemnity.

(a) The Borrower agrees to pay (i) if the Closing Date occurs, all reasonable and documented out-of-pocket expenses (but limited, as to legal fees and expenses, to those of Davis Polk & Wardwell LLP, counsel for the Agents and the Arrangers taken as a whole, and, if reasonably necessary, of one local counsel in any material jurisdiction) incurred by the Arrangers and the Agents, in connection with the syndication of the Credit Facilities and the preparation and administration of this Agreement and the other Loan Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby or thereby contemplated shall be consummated) and (ii) all reasonable and documented out-of-pocket expenses (but limited, as to legal fees and expenses, to one counsel for the Agents, any Issuing Bank, the Swingline Lender and the Lenders and any Related Party of any of the foregoing Persons and their successors and assigns, taken as a whole, and, if reasonably necessary, of one local counsel (exclusive of any reasonably necessary special counsel) in any material jurisdiction and, in the case of an actual or reasonably perceived conflict of interest, one additional counsel for each similarly conflicted group) incurred by the Agents, any Issuing Bank, the Swingline Lender or any Lender or any Related Party of any of the foregoing Persons and their successors and assigns in connection with the enforcement or protection of its rights or remedies in connection with this Agreement and the other Loan Documents or in connection with the Loans made or Letters of Credit issued hereunder.

(b) The Borrower agrees to indemnify each Arranger, the Administrative Agent, the Collateral Agent, each Lender, each Issuing Bank, the Swingline Lender and each Related Party of any of the foregoing Persons and their successors and assigns (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all costs, expenses (but limited, as to legal fees and expenses, to reasonable and documented fees, out-of-pocket disbursements and other charges of one primary counsel to the Indemnitees taken as a whole, and, if reasonably necessary, of one local counsel in each material jurisdiction to the Indemnitees taken as a whole and, in the case of an actual or reasonably perceived conflict of interest, one additional counsel for each similarly conflicted group), and liabilities of such Indemnitee arising out of or in connection with (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated thereby (including the syndication of the Credit Facilities), (ii) the use of the proceeds of the Loans or issuance of Letters of Credit, (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto (and regardless of whether such matter is initiated by a third party or by the Borrower, any other Loan Party or any of their respective Affiliates), or (iv) any actual or alleged presence or Release of Hazardous Materials on any property currently or formerly owned or operated by the Borrower or any of its subsidiaries, or any liability under Environmental Laws related in any way to the Borrower or any of its subsidiaries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such costs, expenses or liabilities (x) resulted from the gross negligence, bad faith, fraud or willful misconduct of such Indemnitee (or its Related Parties) or material breach of its (or its Related Parties’) obligations hereunder or under the other Loan Documents, (y) relate to the presence or Release of Hazardous Materials that first occur at any property owned by the Borrower or any of its subsidiaries after such property is transferred to any Indemnitee or its successors or assigns by foreclosure, deed-in-lieu of foreclosure or similar transfer or (z) resulted from any dispute solely among Indemnitees and not involving the Borrower, the Sponsor or their respective Affiliates. The Borrower further agrees to indemnify the Administrative Agent against, and to hold the Administrative Agent harmless from, any and all reasonable costs, expenses, and liabilities of the Administrative Agent arising out of or in connection with any reversal of an assignment or participation by a Lender to a Disqualified Institution and any remedy pursued with respect thereto (whether at law or in equity, including specific performance to unwind such assignment), and to reimburse the Administrative Agent for all reasonable and documented out-of-pocket expenses (but limited as to legal fees and expenses, to the reasonable and documented fees and expenses of one counsel to the Administrative Agent and, if reasonably necessary, one local counsel in each material jurisdiction) incurred by the Administrative Agent in connection with any of the foregoing. The Borrower shall have no obligation to reimburse any Indemnitee for fees and expenses unless such Indemnitee provides the Borrower with an undertaking in which such Indemnitee agrees to refund and return any and all amounts paid by the Borrower to such Indemnitee to the extent any of the foregoing items in clauses (x) through (z) occurs. Notwithstanding the foregoing, this Section 9.05 shall not apply to Tax matters, other than Taxes that represent damages arising out of a non-tax claim.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to (i) the Arrangers, the Administrative Agent or any other Indemnitee related thereto under paragraph (a) or (b) of this Section (and without limiting its obligation to do so), each Lender severally agrees to pay to the Arrangers, such Indemnitee and the Administrative Agent, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount and (ii) the Collateral Agent, the Issuing Banks, the Swingline Lender or any other Indemnitee related thereto under paragraph (a) or (b) of this Section 9.05, each Lender (other than, in the case of the Issuing Banks and the Swingline Lender, any Term Lender) severally agrees to pay to the Collateral Agent, such Issuing Bank, the Swingline Lender or any other Indemnitee related thereto, as the case may be, such Lender’s pro rata share (determined as if the time that the applicable unreimbursed expense or indemnity is sought) of such unpaid amount and; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Arrangers, the Agents, the Issuing Banks, the Swingline Lender or such Indemnitee in its capacity as such. For purposes hereof, a Lender’s “pro rata share” (x) in the case of clause (i) above, shall be determined based upon its share of the sum of the Aggregate Revolving Credit Exposure, outstanding Term Loans and unused Commitments at the time, and (y) in the case of clause (ii) above, shall be determined based on its share of the sum of the Aggregate Revolving Credit Exposure, outstanding Term Loans and unused Revolving Credit Commitments and Term Loan Commitments at the time.

(d) To the extent permitted by applicable law, no party hereto shall assert, and each party hereto hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e) The provisions of this Section 9.05 shall survive the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, any Lender or the Issuing Banks. All amounts due under this Section 9.05 shall be payable within 30 days after receipt of an invoice relating thereto setting forth such amounts in reasonable detail.

Section 9.06. Right of Setoff; Payments Set Aside.

(a) If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, except to the extent prohibited by law, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party and its subsidiaries) to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement and other Loan Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Loan Document and although such obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or indebtedness. The rights of each Lender under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have. Each Lender agrees promptly to notify the

Borrower and the Administrative Agent after any such set off and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such set off and application.

(b) To the extent that any payment by or on behalf of the Borrower is made to any Agent, Issuing Bank or any Lender, or any Agent, Issuing Bank or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent, Issuing Bank or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, then (i) to the extent of such recovery the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (ii) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent (or Issuing Bank), plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Effective Rate from time to time in effect.

Section 9.07. Applicable Law. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH LETTER OF CREDIT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OR RULES DESIGNATED IN SUCH LETTER OF CREDIT, OR IF NO SUCH LAWS OR RULES ARE DESIGNATED, AS SET FORTH IN SECTION 2.23(n).

Section 9.08. Waivers; Amendment.

(a) No failure or delay of the Administrative Agent, any Collateral Agent, any Lender or any Issuing Bank in exercising any power or right hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Collateral Agent, each Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any other Loan Party therefrom shall in any event be effective unless the same shall be permitted by clause (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

(b) Subject to Section 2.24, Section 2.27, Section 2.28, Section 2.29, clause (d) below, the Intercreditor Agreement and except for those actions expressly permitted to be taken by the Agents, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Required Lenders and the Loan Parties that are party thereto and are affected by such waiver, amendment or modification; provided, however, that no such agreement shall (i) reduce the principal amount of, or extend or waive the final scheduled maturity date or date for the payment of any principal or interest on, any Loan or any date for reimbursement of an L/C Disbursement, forgive any such payment or any part thereof, or decrease the rate of interest (or premium) on any Loan or L/C Disbursement, without the prior written consent of each Lender directly and adversely affected thereby (it being understood that any change to the component definitions of the Consolidated Secured Debt Ratio affecting the determination of interest and any waiver of default interest shall only require the consent of the Borrower and the Required Lenders), (ii) increase or extend the Commitment or decrease or extend the date for payment of any Fees of any Lender without the prior written consent of such Lender (it being understood that any change to the component definitions of the Consolidated Secured Debt Ratio affecting the determination of any Fee shall only require the consent of the Borrower and the Required Lenders), (iii) amend or modify the provisions of Section 9.04(j) (it being understood that any change to Section 6.04 shall only require approval of the Required Lenders) or the provisions of this Section (except as set forth below) or release all or substantially all of the Guarantors or all or substantially all of the Collateral (except as permitted under the Intercreditor Agreement, Section 6.04 and the Guarantee and Collateral Agreement), without the prior written consent of each Lender or (iv) reduce the percentage contained in the definition of the terms “Required Lenders”, “Required Revolving Lenders” or “Required Facility Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant of any consent hereunder without the prior written consent of each Lender or each Revolving Credit Lender, as applicable; provided, further, that (v) the Administrative Agent may, with the consent of the Borrower, amend, modify or supplement this Agreement or any other Loan Document to cure any ambiguity, omission, defect or inconsistency, so long as such amendment, modification or supplement does not adversely affect the rights of any Lender or any Issuer, (w) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Collateral Agent, any Issuing Bank or the Swingline Lender hereunder or under any other Loan Document without the prior written consent of the Administrative Agent, the Collateral Agent, such Issuing Bank or the Swingline Lender, as the case may be, (x) no amendment, waiver or consent shall amend, modify, supplement or waive any condition precedent to any extension of credit set forth in Section 2.27 or Section 4.01 without the written consent of the Required Revolving Lenders (it being understood that amendments, modifications, supplements or waivers of any other provision of any Loan Document, including any representation or warranty, any covenant or any Default, shall be deemed to be effective for purposes of determining whether the conditions precedent set forth in Section 4.01 have been satisfied regardless of whether the Required Revolving Lenders shall have consented to such amendment, modification, supplement or waiver), (y) the consent of (i) the applicable Required Facility Lenders shall be required with respect to any amendment that by its terms adversely affects the rights of Lenders under any Other Term Facility, Other Revolving Credit Facility or any facility in respect of a Credit Increase in respect of payments hereunder in a manner different than such amendment affects such other facilities and (ii) solely the Required Revolving Lenders and the Borrower shall be required with respect to any amendment, waiver, consent or approval with respect to the financial covenant set forth in Section 6.10 or any defined term used therein to the extent used in the calculation thereof (but the definition of “Financial Covenant Level” and the defined terms used in the determination thereof, including the definition of “Consolidated Secured Debt Ratio” and terms used therein, in each case to the extent used in the determination thereof, shall be amended, waived, consented to or approved by the Required Lenders and the Borrower, except with respect to the definition of “Financial Covenant Level” for purposes of Section 4.01(d) for which solely the consent of the Required Revolving Lenders and the Borrower shall be required) and (z) Section 9.04(i) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification.

(c) Notwithstanding the foregoing, but subject to the terms of the Intercreditor Agreement and Section 2.26, in addition to any credit extensions and related Incremental Amendments effectuated without the consent of Lenders in accordance with Section 2.24, this Agreement (including this Section 9.08 and Section 2.17) may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the Revolving Loans and the accrued interest and Fees in respect thereof, (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such new credit facilities and (iii) to provide class protection for any additional credit facilities in a manner consistent with those provided herein for the Classes of Lenders contemplated by this Agreement as in effect on the Closing Date.

(d) In addition, notwithstanding the foregoing, this Agreement may be amended with the written consent of the Administrative Agent, the Borrower and the Lenders providing the Replacement Term Loans (as defined below) to permit the refinancing of all outstanding Term Loans (“Refinanced Term Loans”) with a replacement term loan tranche denominated in dollars (“Replacement Term Loans”) hereunder; provided that (i) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Refinanced Term Loans, (ii) the Applicable Percentage for such Replacement Term Loans shall not be higher than the Applicable Percentage for such Refinanced Term Loans, (iii) the Weighted Average Life to Maturity of such Replacement Term Loans shall not be shorter than the Weighted Average Life to Maturity of such Refinanced Term Loans at the time of such refinancing (except to the extent of nominal amortization for periods where amortization has been eliminated as a result of prepayment of the Refinanced Term Loans) and (iv) all other terms applicable to such Replacement Term Loans shall be substantially identical to, or less favorable to the Lenders providing such Replacement Term Loans than, those applicable to such Refinanced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the latest final maturity of the Term Loans in effect immediately prior to such refinancing.

(e) Each waiver, amendment, modification, supplement or consent made or given pursuant to this Section 9.08 shall be effective only in the specific instance and for the specific purpose for which given, and such waiver, amendment, modification or supplement shall apply equally to each of the Lenders and shall be binding on the Loan Parties, the Lenders, the Agents and all future holders of the Loans and Commitments.

Section 9.09. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan or participation in any L/C Disbursement, together with all fees, charges and other amounts which are treated as interest on such Loan or participation in such L/C Disbursement under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan or participation in accordance with applicable law, the rate of interest payable in respect of such Loan or participation hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan or participation but were not payable as a result of the operation of this Section 9.09 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or participations or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount shall have been received by such Lender.

Section 9.10. Entire Agreement. This Agreement, the Fee Letter and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof. Any other previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any Person (other than the parties hereto and thereto, their respective successors and assigns permitted hereunder (including any Affiliate of any Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Indemnitees, the Arrangers, the Related Parties of each of the Administrative Agent, the Collateral Agent, the Issuing Banks and the Lenders) any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

Section 9.11. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12. Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.13. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 9.03. Delivery of an executed signature page to this Agreement by facsimile transmission or other electronic transmission (including “.pdf” or “.tif” format) shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.14. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.15. Jurisdiction; Consent to Service of Process.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, the Collateral Agent, the Issuing Banks or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against the Borrower or its properties in the courts of any jurisdiction.

(b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.16. Confidentiality. Each of the Administrative Agent, the Collateral Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), the Loan Documents and the terms and substance thereof, except that the Information and the Loan Documents may be disclosed (a) to its and its Affiliates’ trustees, officers, directors, employees, members, partners and agents, including accountants, legal counsel and other advisors on a “need-to-know” basis (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential) in connection with the transactions contemplated or permitted hereby, (b) to the extent requested by any Governmental Authority having or purporting to have jurisdiction over such Person (including any Governmental Authority regulating any Lender or its Affiliates), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process (provided that the Administrative Agent, the Collateral Agent, such Issuing Bank or such Lender that discloses any Information pursuant to this clause(c) shall provide the Borrower with prompt notice of such disclosure to the extent permitted by applicable law), (d) to the extent reasonably necessary in connection with the exercise of any remedies hereunder or under the other Loan Documents or any suit, action or proceeding relating to the enforcement of its rights hereunder or thereunder, (e) subject to an agreement containing provisions substantially the same as or at least as restrictive as those of this Section 9.16 (or as otherwise may be acceptable to the Borrower), to (i) any actual or prospective assignee of or participant (including any pledgee referred to in Section 9.04(h)) in any of its rights or obligations under this Agreement and the other Loan Documents or (ii) any actual or prospective direct or indirect counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower, any subsidiary or any Affiliate thereof or any of their respective obligations, (f) with the written consent of the Borrower, (g) to any Rating Agency when required by it (it being understood that, prior to any such disclosure, such Rating Agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Person) or (h) to the extent such Information becomes publicly available other than as a result of a breach of this Section 9.16. For the purposes of this Section, “Information” shall mean all information received from the Borrower and related to the Borrower or its business, other than any such information that is publicly available to the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender, other than by reason of disclosure by Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender in breach of this Section 9.16.

Section 9.17. Release of Collateral.

(a) The Lenders and each Issuing Bank irrevocably authorize the Agents to:

(i) to release any Lien on any property granted to or held by the Collateral Agent or the Administrative Agent under any Loan Document (w) upon the Termination Date (and, concurrently therewith, to release all the Loan Parties from their obligations under the Loan Documents (other than those that specifically survive the Termination Date)), (x) that is sold (or disposed of) or to be sold (or disposed of) as part of or in connection with any sale or disposition permitted hereunder or under any other Loan Document to any Person other than a Loan Party, (y) subject to Section 9.01, if approved, authorized or ratified in writing by the Required Lenders, or (z) owned by a Guarantor upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (iii) below;

(ii) at the request of the Borrower, to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by clauses (f) and (i) of Section 6.02 or, to the extent securing Capitalized Lease Obligations, purchase money Indebtedness, industrial revenue bonds, industrial development bonds or similar financings, clause (s) of Section 6.02; and

(iii) to release any Guarantor from its obligations under any Loan Document to which it is a party if such Person ceases to be a Restricted Subsidiary as a result of a transaction or designation permitted hereunder; provided that no such release shall occur if such Guarantor continues to be a guarantor in respect of any Junior Financing and any Refinancing Indebtedness in respect thereof unless and until such Guarantor is (or is being simultaneously) released from its guarantee with respect to such Junior Financing and any Refinancing Indebtedness in respect thereof.

(b) Upon request by any Agent at any time, the Required Lenders will confirm in writing such Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Loan Documents pursuant to this Section 9.17. In each case as specified in this Section 9.17, the relevant Agent will, at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Loan Documents, or to release such Loan Party from its obligations under the Loan Documents, in each case, in accordance with the terms of the Loan Documents and this Section 9.17.

Section 9.18. USA PATRIOT Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each of the Loan Parties, which information includes the name and address of each of the Loan Parties and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each of the Loan Parties in accordance with the USA PATRIOT Act.

Section 9.19. Terms of Intercreditor Agreement; Etc.

(a) EACH LENDER AUTHORIZES AND INSTRUCTION THE COLLATERAL AGENT AND THE ADMINISTRATIVE AGENT TO ENTER INTO THE INTERCREDITOR AGREEMENT ON BEHALF OF SUCH LENDER, AND TO TAKE ALL ACTIONS (AND EXECUTE ALL DOCUMENTS) REQUIRED (OR DEEMED ADVISABLE) BY IT IN ACCORDANCE WITH THE TERMS OF THE INTERCREDITOR AGREEMENT.

(b) THE PROVISIONS OF THIS SECTION 9.19 ARE NOT INTENDED TO SUMMARIZE ALL RELEVANT PROVISIONS OF THE INTERCREDITOR

AGREEMENT, THE FORM OF WHICH IS ATTACHED AS AN EXHIBIT TO THIS AGREEMENT. REFERENCE MUST BE MADE TO THE INTERCREDITOR AGREEMENT ITSELF TO UNDERSTAND ALL TERMS AND CONDITIONS THEREOF. EACH LENDER IS RESPONSIBLE FOR MAKING ITS OWN ANALYSIS AND REVIEW OF THE INTERCREDITOR AGREEMENT AND THE TERMS AND PROVISIONS THEREOF, AND NO AGENT (AND NONE OF ITS AFFILIATES) MAKES ANY REPRESENTATION TO ANY LENDER AS TO THE SUFFICIENCY OR ADVISABILITY OF THE PROVISIONS CONTAINED IN THE INTERCREDITOR AGREEMENT.

Section 9.20. Lender Action. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Loan Party or any other obligor under any of the Loan Documents or any Hedging Obligation (including the exercise of any right of setoff, rights on account of any banker’s lien or similar claim or other rights of self-help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Loan Party, without the prior written consent of the Administrative Agent; provided that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.09 and (ii) subject to Section 2.18, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders. The provision of this Section 9.20 are for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Loan Party.

Section 9.21. No Fiduciary Duty. Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Loan Parties, their stockholders and/or their Affiliates. Each Loan Party agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and such Loan Party, its stockholders or its Affiliates, on the other. The Loan Parties acknowledge and agree that (i) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Loan Parties, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender has assumed an advisory or fiduciary responsibility in favor of any Loan Party, its stockholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise any Loan Party, its stockholders or its Affiliates on other matters) or any other obligation to any Loan Party except the obligations expressly set forth in the Loan Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of any Loan Party, its management, stockholders, creditors or any other Person. Each Loan Party acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Loan Party agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Loan Party, in connection with such transaction or the process leading thereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BULLDOG ACQUISITION SUB, INC.

By:	/s/ John E. Kinzer
	Name:	John E. Kinzer
	Title:	Chief Financial Officer

BLACKBOARD INC.

By:	/s/ John E. Kinzer
	Name:	John E. Kinzer
	Title:	Chief Financial Officer

[SIGNATURE PAGE TO CREDIT AGREEMENT]

Bank of America, N.A., as Administrative Agent, Collateral Agent, Issuing Bank, Swingline Lender and Lender

By:	/s/ Keri Shull
	Name:	Keri Shull
	Title:	Vice President

[SIGNATURE PAGE TO CREDIT AGREEMENT]

Deutsche Bank Trust Company Americas

By:	/s/ Catherine Madigan
	Name:	Catherine Madigan
	Title:	Managing Director

By:	/s/ Patrick W. Dowling
	Name:	Patrick W. Dowling
	Title:	Director

[SIGNATURE PAGE TO CREDIT AGREEMENT]

Morgan Stanley Senior Funding, Inc.

By:	/s/ John H. Whitehouse
	Name:	John H. Whitehouse
	Title:	Authorized Signatory

[SIGNATURE PAGE TO CREDIT AGREEMENT]